Filed Pursuant to Rule 424(b)(4)
Registration No. 333-115213

PROSPECTUS

14,583,333 Shares

Eagle Hospitality Properties Trust, Inc.

Common Stock

Eagle Hospitality Properties Trust, Inc. is a newly formed Maryland corporation that intends to qualify as a REIT. We have been formed to pursue investment opportunities in the full-service and all-suites hotel industry. Upon consummation of this offering, we will succeed to the full-service and all-suites hotel business of Corporex Companies LLC, a commercial real estate company based in the Cincinnati metropolitan area. Our portfolio will consist of nine hotels, flagged by nationally recognized premier brands, including Embassy Suites Hotels, Marriott®, Hyatt and Hilton. We will initially own a 100% interest in eight of our hotels and a 49% interest in the ninth hotel, with the right and obligation to acquire the remaining 51% interest in the ninth hotel no later than January 31, 2006.

This is our initial public offering, and no public market currently exists for our common stock. Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “EHP.”

See “ Risk Factors” beginning on page 13 to read about risks you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$9.75	$142,187,496
Underwriting discounts and commissions	$0.63375	$9,242,187
Proceeds, before expenses, to us	$9.11625	$132,945,309

We have granted to the underwriters the right to purchase within 30 days from the date of this prospectus up to an additional 2,187,500 shares of common stock at the public offering price per share, less discounts and commissions, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about October 6, 2004.

A.G. EDWARDS	WACHOVIA SECURITIES

LEGG MASON WOOD WALKER

INCORPORATED

CALYON SECURITIES (USA) INC.

RBC CAPITAL MARKETS

The date of this prospectus is October 1, 2004.

Embassy Suites Hotel Denver-
International Airport

Embassy Suites Hotel
Columbus/Dublin

Embassy Suites Hotel
Tampa-Airport Westshore

Cincinnati Landmark Marriott

EAGLE
HOSPITALITY
TRUST

You should rely only on the information contained in this prospectus. Neither the underwriters nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

i

ii

All brand and trade names, logos or trademarks contained or referred to in this prospectus are the property of their respective owners, and their appearance in this prospectus may not in any way be construed as participation by, or endorsement of, this offering by any of our franchisors. For more information, see “Business and Properties—Franchise Licenses.”

iii

PROSPECTUS SUMMARY

This summary highlights information relating to Eagle Hospitality Properties Trust, Inc. and our common stock that is being offered by this prospectus. To better understand the offering and our business, you should carefully review this entire prospectus, including “Risk Factors.” Unless indicated otherwise, the information included in this prospectus assumes no exercise of the underwriters’ over-allotment option and that the units of limited partnership in our operating partnership to be issued in the formation transactions are valued at $9.75 per unit. Unless indicated otherwise, much of the financial information included in this prospectus has been calculated assuming that no earn-out payments are made with respect to any of the initial hotels. All references in this prospectus to “we,” “us,” “our” or similar references mean Eagle Hospitality Properties Trust, Inc., EHP Operating Partnership, L.P., our operating partnership, EHP TRS Holding Co., Inc., our taxable REIT subsidiary holding company or “TRS,” and our and their other subsidiaries, in each case unless otherwise mentioned or unless the context otherwise requires. In addition, unless otherwise mentioned or unless the context otherwise requires, all references in this prospectus to “Corporex” or the “Corporex Companies” means Corporex Companies LLC and its subsidiaries. When we use the term “full-service and all-suites hotel” in this prospectus, we mean full-service hotels and full service all-suites hotels that provide food and beverage service and meeting and banquet space and that are included in the upper upscale chain scale, as classified by Smith Travel Research.

Overview

Eagle Hospitality Properties Trust, Inc., a hotel investment company that intends to qualify as a REIT, is being formed to succeed to the full-service and all-suites hotel business of Corporex Companies LLC, a nationally-recognized commercial real estate company based in the Cincinnati metropolitan area. William P. Butler, our Chairman, and J. William Blackham, our Chief Executive Officer, as a result of their affiliation with Corporex, were key figures in the development, acquisition, financing and asset management of our initial hotels, all of which were either acquired by Corporex over five years ago or developed by Corporex. Our goal is to generate strong risk-adjusted returns on invested capital for our stockholders by consistently paying attractive distributions and achieving long-term appreciation in our full-service and all-suites hotel investments.

Our young initial portfolio of nine hotels, flagged by nationally recognized premier brands consisting of Embassy Suites Hotels, Marriott®, Hyatt and Hilton, currently generates a stable stream of significant and not yet fully stabilized net operating income. We will initially own a 100% interest in eight of our hotels and a 49% interest in the ninth hotel, with the right and obligation to acquire the remaining 51% interest in the ninth hotel no later than January 31, 2006. We believe that our portfolio is well poised to achieve future growth by benefiting from improving industry-wide market conditions. In addition, we believe we will be able to use our relatively low leveraged balance sheet in implementing a highly selective and disciplined acquisition strategy to capitalize on full-service and all-suites hotel value creation opportunities.

We intend to be self-advised and own our hotels and conduct our business through an operating partnership, EHP Operating Partnership, L.P. Upon consummation of the formation transactions described below and the closing of this offering, our company will be the sole general partner of and initially will own approximately 70% of the limited partnership units in our operating partnership. Limited partners (including certain of our officers and directors) will own the remaining operating partnership units. After one year, limited partners may generally redeem each unit for the cash value of one share of our common stock or, at our sole option, one share of common stock.

Upon consummation of the formation transactions, we will acquire a 100% interest in the entities that own eight of our initial hotels and a 49% interest in the entity that owns the ninth hotel from affiliates of Corporex for a cash payment equal to $50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004),

5,566,352 operating partnership units and 146,540 shares of common stock. No later than January 31, 2006, we will acquire the remaining 51% interest in the entity that owns the ninth hotel for 427,485 operating partnership units. The aggregate consideration to be ultimately paid for 100% of the interests in all of the nine initial hotels is valued at $317.3 million, including the assumption of $207.5 million of consolidated debt but excluding the cash portion of the purchase price attributable to the hotels’ collective net working capital as of the closing. The purchase price excludes earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units, which will be payable over a three-year period to the original contributors of three of our hotels only if certain operating measurements are achieved on a trailing 12-month basis within three years of the contribution. We expect to use $74.6 million of the offering proceeds to repay outstanding consolidated debt. As a result, we expect to have an aggregate of $132.9 million of consolidated debt upon consummation of the formation transactions, or approximately 39.2% of our total market capitalization.

Investment Highlights

Significant Embedded Cash Flow Growth. We believe we have one of the youngest portfolios of full-service hotels in the public REIT industry. Six of our initial hotels were either built or significantly expanded within the past six years. Because four of these hotels, or approximately 40% of our total room count, have not yet achieved stabilized performance due to their relative youth, we believe that our initial portfolio has the potential to achieve significant embedded cash flow growth over the next several years.

Stable and Growing Distributions. We believe that the potential growth embedded in our initial portfolio, including from the opening of the Chicago Marriott Southwest at Burr Ridge on August 11, 2004, together with our growth-oriented balance sheet and full-service and all-suites hotel acquisition focus, will enable us to generate consistent cash flows with potential for growth that we can in turn distribute to our stockholders. Because distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, we cannot provide any assurances as to the amount, timing or frequency of any future distributions.

Disciplined Acquisition Focus on Full-Service and All-Suites Hotels. Our business plan is to focus solely on full-service and all-suites hotels flagged by nationally-recognized premier brands. We believe that this sector of the lodging industry generally provides the greatest opportunities to improve top-line and bottom-line performance through aggressive asset management.

Improving Industry-Wide Conditions. We expect improving industry fundamentals to increase RevPAR and the cash flow performance of our hotels. According to industry observer PricewaterhouseCoopers LLP, lodging demand and growth in revenues per available room, or “RevPAR,” is expected to significantly improve in 2004 and 2005. Further, according to PricewaterhouseCoopers LLP, the upper upscale chain scale, in which all of our hotels operate, is expected to realize greater RevPAR growth than the lodging industry as a whole during 2004 and 2005.

Growth-Oriented Balance Sheet. We will have $132.9 million of consolidated debt, or 39.2% of our total market capitalization, upon consummation of the formation transactions, and our leverage policy going forward will be generally to maintain target consolidated debt levels of 40-50% of total market capitalization. We believe that this relatively conservative leverage policy will help protect our ability to pay attractive distributions to our stockholders, reinvest in our existing hotels and capitalize on selective and disciplined external growth opportunities.

Experienced and Aligned Management Team. Messrs. Butler and Blackham, as a result of their affiliation with Corporex, were key figures in the development, acquisition, financing and asset management of our initial hotels, all of which were either acquired by Corporex over five years ago or developed by Corporex. Further, upon completion of the offering, our senior officers and directors will own approximately 20% of our company, which we believe will serve to align their economic interests with those of our stockholders.

Corporex Strategic Alliance. We will enter into strategic alliance agreements with Corporex and some of its affiliates that should enhance our ability to grow by providing us a significant advantage in identifying other full-service and all-suites hotel investments. We expect that Corporex’s established national network of lodging industry contacts, acquisition expertise, and redevelopment and development expertise will provide us with a significant pipeline of investment opportunities. Our strategic alliance agreements generally prohibit Corporex and its affiliates from competing with us with respect to full-service and all-suites hotel investments.

Performance-Based Relationship with Commonwealth Hotels, Inc. Our preferred hotel manager, Commonwealth Hotels, Inc., has generally out-performed its market peers as evidenced by premiums in RevPAR relative to the local competition of our initial hotels for at least the last five years and has received numerous awards from franchisors. Our management agreements are designed to reward Commonwealth Hotels, Inc. for exceeding certain pre-defined thresholds of return on invested capital, inclusive of any major capital investments that we make in the future.

Risk Factors

An investment in our common stock involves various risks. You should carefully consider these and other matters discussed under “Risk Factors” prior to making an investment in us. Such risks include:

•	Our Chairman, William P. Butler, has conflicts of interest with us. Mr. Butler owns 85% of Commonwealth Hotels, Inc., the manager of eight of our initial hotels, which will receive substantial management fees from, and which has strategic alliance agreements with, us.

•	Certain of our officers and directors may suffer different and more adverse tax consequences than our stockholders upon a sale of some of our hotels. Because of these conflicts of interest, and because of our tax indemnity obligation to the contributors of some of our initial hotels, our management may make decisions concerning the sale, acquisition or refinancing of hotels that are not in your best interest.

•	We did not obtain any third-party appraisals for any of our initial hotels, and the consideration to be given by us in exchange for these properties may exceed fair market value.

•	Five of our initial hotels opened within the past five years and have very limited operating histories. These hotel properties may not achieve anticipated operating results.

•	While our policy is to generally maintain target consolidated debt levels of 40-50% of our total market capitalization, our board of directors may change this and our other operating policies and strategies at any time without stockholder approval. Our debt service obligations may reduce our cash available for distributions, operations, capital expenditures and other business purposes.

•	If we do not qualify as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability, which would limit our ability to make distributions to our stockholders.

Our Team

Our team consists of a talented group of officers, directors and hotel managers with extensive experience in acquiring, financing, developing and operating full-service and all-suites hotels, many of whom own a significant stake in our company.

•	William P. Butler. Mr. Butler is our non-executive Chairman of the Board of Directors. He is also the chairman of the board and chief executive officer of Corporex, which he founded in 1965, and chairman and chief executive officer of Commonwealth Hotels, Inc. Mr. Butler will own an 18.6% interest in our company following this offering.

•	J. William Blackham. Mr. Blackham is our President and Chief Executive Officer. Together with our Chairman, Mr. Blackham was a key figure in identifying, analyzing, acquiring financing and asset managing our initial full-service and all-suites hotel portfolio. Mr. Blackham will own a 0.9% interest in our company following this offering.

•	Thomas A. Frederick. Mr. Frederick is our Chief Financial Officer. From 1986 through 2000, Mr. Frederick held various financial and operating positions with Huffy Corporation, a then-New York Stock Exchange listed company, including serving as chief financial officer. Mr. Frederick is a CPA with 10 years of experience in public accounting with KPMG LLP.

•	Daniel T. Fay. Mr. Fay is the president and chief operating officer of and owner of 15% of the outstanding stock of Commonwealth Hotels, Inc. Mr. Fay has more than 30 years of experience in all aspects of hotels, particularly the food and beverage component. Although Mr. Fay will not be affiliated with our company, he will own a 1.2% interest in our company following this offering.

Our Initial Hotels

The following table sets forth financial and room information for our initial hotels during 2003.

Property	Location	Year Opened		Average Occupancy	Average Daily Rate	Rev PAR	Number of Rooms	Banquet/ Meeting Space Sq. Ft.
Cincinnati Landmark Marriott(1)	Covington, KY	1999		68.6%	$131.81	$90.36	321	10,000
Hilton Cincinnati Airport	Florence, KY	1987	(2)	45.5	81.84	37.21	306	9,000
Hyatt Regency Rochester	Rochester, NY	1992		60.6	104.41	63.26	336	14,000
Chicago Marriott Southwest at Burr Ridge(1)	Burr Ridge, IL	2004	(3)	-	-	-	187	11,000
Embassy Suites Hotel Cincinnati-RiverCenter	Covington, KY	1990		67.1	129.13	86.62	226	6,000
Embassy Suites Hotel Columbus/Dublin	Dublin, OH	2000		63.8	109.76	70.02	284	13,000
Embassy Suites Hotel Cleveland/Rockside	Independence, OH	2001		50.4	103.50	52.20	271	13,000
Embassy Suites Hotel Denver-International Airport	Denver, CO	2002		56.6	117.69	66.64	174	5,000
Embassy Suites Hotel Tampa-Airport/Westshore	Tampa, FL	1984		74.8	116.04	86.75	221	6,000

Total/Weighted Average				60.6%	$112.68	$68.27	2,326	87,000

(1)	The information set forth under the columns Average Occupancy, Average Daily Rate and RevPAR has been provided by us and has not been approved by Marriott. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys has assumed, and none will have, any liability or responsibility for any such information.
(2)	The Hilton Cincinnati Airport was originally built in 1987 but was significantly expanded and renovated in 1998.
(3)	The Chicago Marriott Southwest at Burr Ridge opened on August 11, 2004.

Formation Transactions

We describe below the transactions that we refer to collectively as our formation transactions. We expect that each of these transactions will occur simultaneously with the closing of the offering.

•	We will contribute the net proceeds of the offering to our operating partnership in exchange for operating partnership units, which will initially approximate a 70% interest in our operating partnership. We will be the sole general partner of the operating partnership.

•	We have entered into definitive agreements to acquire each of the single-purpose entities that own the initial nine hotels in exchange for an aggregate of 5,993,837 operating partnership units, 146,540 shares of common stock, a cash payment equal to $50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004) and the assumption of $186.8 million of mortgage debt and $20.7 million of outstanding loans from Corporex and Commonwealth Hotels, Inc. The operating partnership units have an aggregate value of $58.4 million and the shares of common stock have an aggregate value of $1.4 million. We will initially acquire a 100% interest in eight of our initial hotels and a 49% interest in the ninth hotel for a cash payment equal to $50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004), 5,566,352 operating partnership units and 146,540 shares of common stock. No later than January 31, 2006, we will acquire the remaining 51% interest in the ninth hotel for 427,485 operating partnership units. The purchase price excludes earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units, which will be payable over a three-year period to the original contributors of the Embassy Suites Hotel Columbus/Dublin, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport only if certain operating measurements are achieved during any trailing 12-month period within three years of the closing.

•	We expect to use $74.6 million of the net proceeds from this offering to repay approximately $53.9 million of the assumed consolidated mortgage debt and all $20.7 million of the outstanding loans from Corporex and Commonwealth Hotels, Inc.

•	Our operating partnership will lease each of our initial properties to our taxable REIT subsidiary, or “TRS,” which is wholly owned by our operating partnership.

•	Our TRS will enter into management agreements with Commonwealth Hotels, Inc. for the management of eight of our initial hotels.

•	Our TRS will take assignment of a management agreement with Hyatt Corporation for the management of the Hyatt Regency Rochester.

•	Mr. Blackham will resign from Corporex and become a full-time employee and continue as chief executive officer of our company. We will issue 83,333 shares of restricted stock to Mr. Butler, 83,333 shares of restricted stock to Mr. Blackham, 20,833 shares of restricted stock to Mr. Frederick and 4,167 shares of restricted stock to each of our other directors, subject to varying vesting criteria. Given that we intend to hire additional employees simultaneously with or shortly after the closing of this offering, we may issue up to an aggregate of 20,000 shares of additional restricted stock during the remainder of 2004.

•	We will enter into strategic alliance agreements with Corporex, Commonwealth Hotels, Inc. and Messrs. William P. Butler and Daniel T. Fay granting us, among other things, an exclusive right of refusal to pursue certain investment opportunities identified by them in the future during the term of the agreement. Immediately prior to consummation of this offering, we will issue 208,332 shares of common stock to Corporex and a trust to be established for the benefit of some of its employees, which shares will vest after one year unless our strategic alliance agreement with Corporex is terminated in the first year due to a default by Corporex.

Our Structure

The following chart shows the ownership of our company following completion of the offering and the formation transactions described above:

Benefits to Related Parties

Certain of our directors and officers and employees of Commonwealth Hotels, Inc. and Corporex directly or indirectly own all or a substantial amount of the ownership interests in the entities that own our nine initial hotels. The following chart illustrates the consideration to be beneficially received (not including the assumption of debt), directly or indirectly, by our officers and employees of Commonwealth Hotels, Inc. and Corporex for their equity interests in the initial nine hotels:

Contributor	Operating Partnership Units	Shares of Common Stock	Cash Payments(3)
William P. Butler Beneficially (1)	3,623,242	18,750	$30,920,613
J. William Blackham (2)	115,629	-	139,275
Daniel T. Fay (2)	129,468	127,790	1,308,470
Other Corporex Employees (2)	275,226	-	674,481

	4,143,565	146,540	$33,042,839

(1)	Amounts shown assume the issuance of 427,485 operating partnership units to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter.
(2)	Certain of the amounts shown above are subject to future vesting, either under a profit participation agreement with affiliates of Corporex or under the formation documents governing the entities that own the initial hotels. An aggregate of 227,329 operating partnership units and $214,366 in cash is subject to such future vesting. To the extent any profit participant leaves the employ of our company, Corporex, Commonwealth Hotels, Inc. or any of their respective affiliates, the right to receive any such remaining unvested operating partnership units and cash will terminate and be deemed beneficially owned by William P. Butler. For additional details, see “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”
(3)	Excludes pro rata share of the cash portion of the purchase price equal to the hotels’ collective net working capital as of closing. As of June 30, 2004, such collective net working capital was approximately $11.2 million. The amount equal to the hotels’ collective net working capital as of the closing may be higher or lower than the amount as of June 30, 2004, depending upon the hotels’ collective net working capital balance on the date of closing.

We expect to use approximately $53.9 million of the net proceeds from the offering to repay outstanding consolidated mortgage debt, all of which had been previously guaranteed directly or indirectly by Corporex. We also expect to use $20.7 million to repay outstanding loans from Corporex and Commonwealth Hotels, Inc. to certain of the entities that we will acquire in the formation transactions. Mr. Butler beneficially owns all of the outstanding capital stock of Corporex.

Additionally, Messrs. Butler and Fay beneficially own all of the outstanding capital stock of Commonwealth Hotels, Inc., the hotel manager for eight of our initial nine hotels. Commonwealth Hotels, Inc. will receive a base management fee and, if the hotels meet and exceed identified thresholds, an additional incentive management fee. Commonwealth Hotels, Inc., will have a right of first refusal to manage all hotels that we acquire in the future, unless the acquisition opportunity has been brought to us by another pre-qualified management company or a majority of our independent directors decides in good faith for valid business reasons to use another management company.

Furthermore, upon the closing of this offering, we expect to grant an aggregate of 216,668 shares of restricted stock to Mr. Butler, Mr. Blackham, Mr. Frederick and our other directors. All of the restricted stock is subject to varying vesting criteria. Also, we will issue 208,332 shares of common stock to Corporex and a trust to be established for the benefit of some of its employees in exchange for its execution of a strategic alliance agreement with us, which shares will vest after one year unless the agreement is terminated in the first year due to a default by Corporex.

Conflicts of Interest

Some of our directors and executive officers have interests that may conflict with our interests and the interests of our stockholders and result in them receiving personal benefits from this offering. Certain of our directors and executive officers own beneficial interests in the entities from which we are acquiring our initial hotels. As such, they are beneficiaries of the payments to be made by us under the agreements pursuant to which we will acquire our initial hotels in connection with the formation transactions.

We may be required to indemnify the contributors of some of our initial hotels against adverse tax consequences if we sell any of the hotels in a taxable transaction within 10 years or fail to make available to these contributors opportunities to guarantee specified amounts of liabilities of our operating partnership to defer such guarantors’ tax liabilities. These tax indemnities may affect the way we conduct our business, including when and under what circumstances we sell these properties or interests therein during the indemnification period. While we do not intend to sell any of these properties in transactions that would trigger these tax indemnification obligations, if we were to trigger any tax indemnification obligations under the sale agreements, we would be liable for damages.

Mr. Butler will retain a 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter until we acquire such remaining interest from him no later than January 31, 2006. Until such time as we acquire the remaining 51% interest in such entity, Mr. Butler will retain operating control over the hotel.

Additionally, Messrs. Butler and Fay beneficially own Commonwealth Hotels, Inc., the hotel manager for eight of our initial nine hotels, and will benefit from the payment of management fees by us to Commonwealth Hotels, Inc. pursuant to our management agreements. The initial term of each management agreement is 10 years, and each agreement is subject to a five-year extension option. If we terminate a management agreement other than for cause or in connection with the sale of a hotel, we will be required to pay Commonwealth Hotels, Inc. a substantial termination fee. See “Business and Properties—Management Agreements with Commonwealth Hotels, Inc.”

To mitigate any potential conflicts of interest and to comply with our charter and the rules and regulations of the NYSE, our initial board of directors will consist of a majority of independent directors. Under our bylaws, any transaction between us and Corporex or its affiliates, including Commonwealth Hotels, Inc., must be approved by a committee consisting of only independent directors. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might not fully reflect the interests of all of our stockholders.

Corporate Information

We were incorporated in Maryland in April 2004. Our principal executive offices are located at 100 E. RiverCenter Blvd., Suite 480, Covington, KY 41011. Our telephone number is (859) 581-5900 and our website is www.eaglehospitality.com. Information on our website will not be part of this prospectus.

We intend to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. As long as we maintain our status as a REIT, we generally will not be subject to federal or state income taxes on our net income to the extent we distribute our net income to our stockholders. However, we will be subject to tax at normal corporate rates on net income or capital gains not distributed to stockholders, and we may be subject to state income and franchise taxes. Moreover, our TRS will be subject to federal and state income and franchise taxation on its taxable income.

The Offering

Common Stock Offered by Us	14,583,333 shares
Common Stock to be Outstanding After the Offering (1)	15,154,873 shares
NYSE Symbol	“EHP”

(1)	Includes 216,668 shares of restricted stock issuable to our executive officers and directors upon the consummation of this offering. Excludes (a) 5,566,352 shares of common stock issuable upon the conversion of units of partnership interest in our operating partnership to be initially issued upon consummation of the formation transactions, (b) up to an aggregate of 20,000 shares of additional restricted stock that we may issue during the remainder of 2004 to future employees and (c) 427,485 operating partnership units to be issued upon acquisition of the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter no later than January 31, 2006.

Use of Proceeds

We estimate that the net proceeds from the offering of 14,583,333 shares of our common stock pursuant to this prospectus, after deducting the underwriting discount and estimated offering costs and expenses, will be approximately $130.3 million. If the underwriters’ over-allotment is exercised in full, our net proceeds from the offering, after deducting the underwriting discount and estimated offering costs and expenses, will be approximately $150.2 million.

We will contribute the net proceeds to our operating partnership in exchange for operating partnership units. Our operating partnership intends to use the net proceeds received from us as follows:

•	$50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004) to pay the cash portion of the purchase price for the entities that own the initial hotels;

•	approximately $74.6 million to repay outstanding consolidated debt; and

•	the balance to fund general corporate and working capital purposes.

Since the consideration for our initial hotels is fixed, the value of the operating partnership units that we will receive in exchange for our contribution of the net proceeds to the operating partnership will increase or decrease if our common stock price increases or decreases.

Distribution Policy

We intend to elect to be taxed as a REIT. To maintain our qualification as a REIT, we will be required to make annual distributions to our stockholders of at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction and by excluding any net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles).

Based on our historical and expected operating performance, we intend to commence paying distributions after the first full calendar quarter after consummation of this offering. However, the amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership, which may depend upon receipt of lease payments with respect to our properties from our TRS and, in turn, upon the management of our properties by our hotel managers. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS may retain any after-tax earnings.

If our operating performance suffers, our cash available for distribution could be less than 90% of our REIT taxable income. In this event, we would be required to borrow funds to pay a sufficient distribution to retain our REIT status. Distributions in excess of available cash would constitute return of capital rather than a dividend to stockholders.

We plan to adopt a dividend reinvestment plan that allows our stockholders that have enrolled in the plan to reinvest their distributions automatically in additional shares of our common stock.

Summary Historical Combined and Pro Forma Consolidated Financial and Operating Data

The following table sets forth selected historical combined operating and financial data for Eagle Hospitality Group, the predecessor to the business of Eagle Hospitality Properties Trust, Inc. This information represents the collective historical combined financial condition and results of operations of the entities that own the eight hotels that were completed at June 30, 2004. The following selected historical combined consolidated financial data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 were derived from audited consolidated financial statements contained elsewhere in this prospectus. The following selected historical combined consolidated financial data as of December 31, 2001, 2000 and 1999 and for each of the years ending December 31, 2000 and 1999 were derived from unaudited financial statements that are not contained in this prospectus. The audited and unaudited historical combined financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of such dates and for such periods under accounting principles generally accepted in the United States.

We will initially own a 100% interest in eight of our initial hotels and a 49% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. Because we have the right and obligation to acquire the remaining 51% interest in such entity from William P. Butler no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements as required by GAAP.

The historical information set forth below does not include any data with respect to the Chicago Marriott Southwest at Burr Ridge. This hotel opened on August 11, 2004.

The following summary pro forma financial and operating data includes consolidated pro forma financial information to reflect adjustments relating to the formation transactions. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2003 are presented as if the formation transactions and this offering had occurred on January 1, 2003. The unaudited pro forma consolidated statement of operations data for the six months ended June 30, 2004 are presented as if the formation transactions and this offering had occurred on January 1, 2003. The unaudited pro forma consolidated balance sheet data as of June 30, 2004 are presented as if the formation transactions and this offering had occurred on June 30, 2004. See “Unaudited Pro Forma Financial Information” for cautionary statements regarding the use and interpretation of this pro forma information.

You should read the following summary historical combined and pro forma consolidated financial and operating data together with “Unaudited Pro Forma Financial Information,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

	Pro Forma for the Year Ended December 31, 2003	Pro Forma for the Six Months Ended June 30, 2004	Historical for the Years Ended December 31,
			1999	2000	2001	2002	2003
Operating Data:
Number of Rooms(1)	2,139	2,139	1,410	1,694	1,965	2,139	2,139
Number of Room Nights Annually(2)	780,735	389,298	474,876	525,432	635,654	722,445	780,735
Occupancy	60.6%	64.0%	66.1%	67.6%	57.2%	62.4%	60.6%
Average Daily Rate (ADR)	$112.68	$111.53	$116.07	$115.24	$115.64	$108.68	$112.68
RevPAR	$68.27	$71.37	$76.73	$77.86	$66.11	$67.77	$68.27

			(dollars in thousands)
Statement of Operations Data:
Revenues	$74,655	$39,067	$51,261	$56,989	$59,104	$69,820	$74,655
Hotel operating expenses, excluding depreciation, amortization and corporate overhead	53,633	27,270	38,229	42,768	45,139	50,683	53,908
Corporate overhead	2,681	183	—	—	—	—	—
Depreciation and amortization (3)	11,145	5,197	5,413	5,996	6,596	8,563	9,518

Operating profit	7,196	6,417	7,619	8,225	7,369	10,574	11,229
Interest income	104	82	128	212	189	306	104
Interest expense	7,436	3,500	8,883	10,912	11,478	12,026	12,060
Other income, net	10	15	-	-	(4)	6	10

Net income (loss)	$(126)	$3,014	$(1,136)	$(2,475)	$(3,924)	$(1,140)	$(717)

Statement of Cash Flows Data:
Net cash provided by operating activities			$3,544	$4,074	$1,068	$5,168	$8,737
Net cash used in investing activities			(43,292)	(37,221)	(33,399)	(23,592)	(1,920)
Net cash provided by (used in) financing activities			41,597	34,365	33,107	17,657	(7,737)
Balance Sheet Data:
Total assets		$212,556	$111,428	$138,771	$167,513	$185,372	$177,022
Total debt		120,036	116,626	147,242	183,173	200,553	196,840
Total liabilities		127,221	120,626	152,950	188,584	206,220	202,223
Total owners’ equity (deficit)		85,335	(9,198)	(14,179)	(21,071)	(20,848)	(25,201)
Other Financial Data:
EBITDA (4)	$18,455	$11,711	$13,160	$14,433	$14,150	$19,449	$20,861
FFO (5)	11,019	8,211	4,277	3,521	2,672	7,423	8,801

(1)	As of period end.
(2)	The following hotels were added to the group during the period of January 1, 1999 through December 31, 2003:

Property	Opening Date
Cincinnati Landmark Marriott	May 4, 1999
Embassy Suites Hotel Columbus/Dublin	November 29, 2000
Embassy Suites Hotel Cleveland/Rockside	October 29, 2001
Embassy Suites Hotel Denver-International Airport	December 2, 2002

(3)	Investments in hotel properties will be stated at acquisition cost and allocated to property and equipment and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141. Property and equipment will be recorded at current replacement value for similar capacity, and identifiable intangible assets will be recorded at estimated fair value. Property and equipment will be depreciated using the straight-line method over an estimated useful life of 15-40 years for building and improvements and 3-10 years for furniture and equipment.

(4)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe EBITDA is a useful financial performance measure of adjusted earnings for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with GAAP. We use EBITDA to measure the financial performance of our operating hotels because it excludes expenses such as depreciation and amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from hotel to hotel based on a variety of factors unrelated to the hotels’ financial performance, we can more accurately assess the financial performance of our hotels. Under GAAP, hotel properties are recorded at historical cost at the time of acquisition and are depreciated on a straight-line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of hotels unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent net income (loss) and should not be considered as an alternative to operating income or net income determined in accordance with GAAP. EBITDA does not represent cash flows from operating activities determined in accordance with GAAP, and should not be considered as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. Below is a reconciliation of EBITDA to net (loss) income.

	Pro Forma for the Year Ended December 31, 2003	Pro Forma for the Six Months Ended June 30, 2004	Historical for the Years Ended December 31,
			1999	2000	2001	2002	2003
			(dollars in thousands)
Reconciliation of EBITDA
Net (loss) income	$(126)	$3,014	$(1,136)	$(2,475)	$(3,924)	$(1,140)	$(717)
Plus depreciation and amortization	11,145	5,197	5,413	5,996	6,596	8,563	9,518
Plus interest expense	7,436	3,500	8,883	10,912	11,478	12,026	12,060

EBITDA	18,455	11,711	13,160	14,433	14,150	19,449	20,861

(5)	Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after adjustment for any minority interest deriving from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure of adjusted earnings for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income (loss), which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, it may not be calculated in the same manner by other companies, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs. Below is a reconciliation of FFO to net (loss) income.

	Pro Forma for the Year Ended December 31, 2003	Pro Forma for the Six Months Ended June 30, 2004	Historical for the Years Ended December 31,
			1999	2000	2001	2002	2003
			(dollars in thousands)
Reconciliation of FFO
Net (loss) income	$(126)	$3,014	$(1,136)	$(2,475)	$(3,924)	$(1,140)	$(717)
Plus depreciation and amortization	11,145	5,197	5,413	5,996	6,596	8,563	9,518

FFO	$11,019	$8,211	4,277	3,521	2,672	7,423	8,801

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before purchasing our common stock. The risks discussed in this prospectus can adversely affect our business, liquidity, operating results, prospects and financial condition. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment.

Risks Related to Our Business

We have recently been organized and have agreed to acquire interests in nine initial hotels, five of which have only a brief operating history.

We have agreed to acquire interests in nine initial hotels upon consummation of the formation transactions, including the Chicago Marriott Southwest at Burr Ridge, Illinois, which opened on August 11, 2004. New hotel properties require start-up expenditures and a stabilization period to bring the hotels up to forecasted room rates and occupancy. Start-up costs may be higher than anticipated, and it may take longer than we expect to achieve stabilized operating levels, if at all. In addition, we intend to acquire the Embassy Suites Hotel Cleveland/Rockside, the Cincinnati Landmark Marriott, the Embassy Suites Hotel Columbus/Dublin and the Embassy Suites Hotel Denver-International Airport, all of which have opened within the past five years. All of these hotels have a brief operating history, and financial results to date may not be a reliable predictor of future operating results. To the extent these hotels fail to generate expected returns, our operating results would suffer and our ability to make distributions to our stockholders would be limited.

Conflicts of interest could result in our management acting other than in our stockholders’ best interest.

Conflicts of interest relating to Commonwealth Hotels, Inc. may lead to management decisions that are not in the stockholders’ best interest. The chairman of our board of directors, Mr. William P. Butler, serves as the chairman of the board of directors of Commonwealth Hotels, Inc. Mr. Butler owns 85% of Commonwealth Hotels, Inc. After completion of the offering, Commonwealth Hotels, Inc. will manage eight of our initial nine hotels and may provide related services and continue to provide property management services, fee development services and occasional property identification services for third parties. Additionally, Mr. Butler, through his interests in Corporex and its affiliates, including Commonwealth Hotels, Inc., will continue to own interests in or otherwise have an interest in the performance of several lodging properties that are not full-service and all-suites hotels and that are not being transferred to our operating partnership in connection with this offering.

Mr. Butler’s ownership interest in and management obligations to Commonwealth Hotels, Inc. will present him with conflicts of interest in making management decisions related to the commercial arrangements between us and Commonwealth Hotels, Inc.

Until such time as we acquire his remaining interest, no later than January 31, 2006, Mr. Butler will retain a 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. This type of joint venture investment may involve risks not otherwise present with respect to hotels that we wholly own, including the possibility that Mr. Butler might have business interests or goals inconsistent with ours. Also, even though Mr. Butler owes fiduciary duties to our stockholders in light of his position as Chairman of the Board, Mr. Butler could take actions contrary to our instructions or best interests because of his operating control over the hotel.

We have entered into 10-year management agreements with Commonwealth Hotels, Inc. relating to eight of our nine initial hotels. Since Mr. Butler controls Commonwealth Hotels, Inc., the management agreements were not negotiated in arm’s length transactions. Each management agreement describes the terms of Commonwealth Hotels, Inc.’s management of one of the hotels. Under certain circumstances, if we terminate a management agreement as to one of the hotels, we will be required to pay Commonwealth Hotels, Inc. a termination fee. If we were to terminate the management agreement with respect to all eight of these initial hotels immediately after this offering in connection with a sale of those hotels, the fee would be approximately $10.4 million. As the majority owner of Commonwealth Hotels, Inc., which would receive any development, management and management termination fees payable by us under the management agreements, Mr. Butler may influence our decisions to sell a hotel or acquire or develop a hotel when it is not in the best interests of our stockholders to do so.

Commonwealth Hotels, Inc., will have a right of first refusal to manage all hotels that we acquire in the future, unless the acquisition opportunity was not known to us and has been brought to us by another pre-qualified management company or a majority of our independent directors decides in good faith for valid business reasons to use another management company. As a result of his ownership interest in and management obligations to Commonwealth Hotels, Inc., Mr. Butler’s relationship with Commonwealth Hotels, Inc. may present a conflict of interest in our decision to sell a hotel or acquire or develop a hotel.

Holders of units in our operating partnership, including members of our management team, may suffer adverse tax consequences upon our sale or refinancing of certain properties. Therefore, holders of units, either directly or indirectly, including Messrs. Butler and Blackham, may have different objectives than holders of our common stock regarding the appropriate pricing and timing of a property’s sale or timing and amount of a property’s refinancing. These officers and directors of ours may influence us not to sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, or to enter into tax-deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest. For more information regarding the tax indemnity agreements that we have entered into with the contributors of the initial hotels, including Messrs. Butler, Blackham and Fay, see “—Tax indemnification obligations, which apply in the event that we sell certain properties, could limit our operating flexibility” and “Certain Relationships and Related Party Transactions.”

Because we did not obtain independent appraisals of the initial hotels and the negotiations on the related agreements were not arm’s length negotiations, the consideration we intend to pay for the initial hotels may exceed their fair market value, which would dilute the value of your investment.

We did not obtain independent appraisals of the initial nine hotels, and the terms of the agreements relating to these properties were not negotiated on an arm’s length basis. The terms of these agreements and the valuation methods used to determine the value of the hotels were determined by our management team. Certain of our directors and executive officers, including Messrs. Butler and Blackham, will receive total consideration in the formation transactions of 3,909,550 operating partnership units, 18,750 shares of our common stock and a cash payment equal to $31.4 million plus their pro rata share of the hotels’ collective net working capital as of the closing, including 427,485 operating partnership units that Mr. Butler will receive when we acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter no later than January 31, 2006. It is possible that the consideration we give in exchange for our initial hotels may exceed their fair market value and that we could realize less value from the hotels than we would have realized if the agreements had been entered into with an unrelated third party or if we had obtained independent appraisals of the initial assets. As a result, the value of our assets and, consequently, the price of our common stock, could be lower than anticipated.

Tax indemnification obligations, which apply in the event that we sell certain properties, could limit our operating flexibility.

If we dispose of any of the initial hotels (other than the Embassy Suites Hotel Tampa-Airport/Westshore and the Hyatt Regency Rochester), we would be obligated to indemnify the original contributors (including their permitted transferees and persons who are taxable on the income of a contributor or permitted transferee) against certain tax consequences of the sale. We have agreed to pay a contributor’s tax liability with respect to gain allocated to the contributor under Section 704(c) of the Internal Revenue Code if we dispose of a property contributed by the contributor in a taxable transaction during a “protected period,” which continues until the earlier of:

•	10 years after the contribution of such property; and

•	the date on which the contributor no longer owns, in the aggregate, at least 25% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

This tax indemnity will be equal to the amount of the federal and state income tax liability the contributor incurs with respect to the gain allocated to the contributor upon such sale. The terms of the contribution agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. While the tax indemnities do not contractually limit our ability to conduct our business in the way we desire, we are less likely to sell any of the contributed properties in a taxable transaction during the indemnity period. Instead, we would either hold the property for the entire indemnity period or seek to transfer the property in a tax-deferred like-kind exchange. In addition, a condemnation of one of our properties could trigger our tax indemnification obligations.

If we were to sell in a taxable transaction all seven of the initial hotels contributed to us in exchange for operating partnership units immediately after the closing of the offering, our estimated total tax indemnification obligation to our indemnified contributors, including the gross-up payment, would range between $45 million and $75 million. In addition, under certain of the tax indemnification agreements, we have agreed to use commercially reasonable efforts during the protected period to make available to the contributors opportunities to guarantee liabilities of our operating partnership, which will allow the contributors to defer recognition of gain in connection with the contribution of these seven hotels.

The limited experience of our officers in operating a public company or REIT could increase our general and administrative costs and reduce our cash available for distribution.

Our executive officers have only limited experience managing a public company or a REIT. Mr. Blackham has no experience as a chief executive officer of a public company and Mr. Frederick’s experience as a public company chief financial officer, which concluded in 2000, preceded the new regulatory environment that has evolved since the high-profile failures of Enron, WorldCom and others. Furthermore, none of our executive officers has operated a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions. As a result, we may initially incur higher general and administrative expenses than any of our competitors that are managed by persons with more such experience, which would reduce our net income and cash available for distribution.

Hotel franchise requirements could increase our operating costs and lower our net income.

We must comply with operating standards and terms and conditions imposed by the franchisors of the hotel brands under which our initial hotels operate as well as any hotels we may acquire in the future. The franchisors periodically inspect their licensed hotels to confirm adherence to their operating standards. The failure of a hotel to maintain standards could result in the loss or cancellation of a franchise license. With respect to operational standards, we rely on our outside property managers, Commonwealth Hotels, Inc. and Hyatt Corporation, to conform to such standards. The franchisors may also require us to make certain capital improvements to maintain the hotel in accordance with system standards, the costs of which can be substantial. It is possible that a franchisor could condition the continuation of a franchise on the completion of capital improvements that our management or board of directors determines are too expensive or otherwise not economically feasible in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, our management or board of directors may elect to allow the franchise to lapse or be terminated, which could result in a change in branding or in the operation of the hotel as an independent, unbranded hotel.

In addition, when the term of a franchise expires, the franchisor has no obligation to issue a new franchise. The loss of a franchise could significantly decrease the revenues at the hotel and reduce the underlying value of the affected hotel due to the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a franchise could also reduce our cash available for distribution to stockholders.

Failure of the lodging industry to exhibit improvement would result in lower net income and cash available for distribution and cause a decline in the value of our common stock.

A substantial part of our business plan is based on our belief that the lodging markets in which we intend to invest will experience improving economic fundamentals in the future. There can be no assurance as to whether, or when, lodging industry fundamentals will in fact improve. In the event conditions in the industry do not improve as we expect, we would realize lower net income and cash available for distribution and the value of our common stock would decline.

Our returns depend on management of our hotels by third parties, including Commonwealth Hotels, Inc.

In order to qualify as a REIT, we cannot operate our hotel properties or participate in the decisions affecting the daily operations of our hotels. Our TRS may not operate the leased hotels and, therefore, it must enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage the hotels. Thus, independent hotel operators, under management agreements with our TRS, will control the daily operations of our hotels.

Under the terms of the management agreements that we will have with Commonwealth Hotels, Inc. and Hyatt Corporation, our ability to participate in operating decisions regarding the hotels is limited. We will depend on these independent management companies to adequately operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR and average daily rates, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement, which in the case of eight of our initial hotels were not negotiated on an arm’s length basis. Additionally, in the event that we need to replace any of our management companies, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels. Furthermore, since Commonwealth Hotels, Inc. will manage all but one of our initial hotels, any disruption in our relationship could result in lower revenues or higher operating costs, either of which would result in lower net income.

Unanticipated expenses and insufficient demand for hotels we open in new geographic markets could reduce our net income and limit our ability to make distributions to our stockholders.

As part of our business plan, we may develop or acquire new hotels in some geographic areas of the United States in which our management may have little or no operating experience. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than our existing hotels, while at the same time, we may incur substantial additional costs with these new hotel properties. As a result, the results of operations at new hotel properties may be inferior to those of our initial nine hotels. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could reduce our net income and limit our ability to make distributions to our stockholders.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our external growth strategy and our market selection process may not ultimately be successful and may not provide positive returns on our investment. Acquisitions may cause disruptions in our operations and divert management’s attention away from day-to-day operations. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

Geographic concentration of our initial hotels will make our business vulnerable to economic downturns in Ohio, particularly in the Cincinnati metropolitan area.

Five of our initial nine hotels are located in Ohio and Kentucky, three of which are located in the Cincinnati metropolitan area. Although our external growth strategy is focused on geographically diversifying our asset base, economic and real estate conditions in Ohio, particularly in Cincinnati, will significantly affect our revenues and the value of our hotels for the foreseeable future. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in Ohio. Any resulting oversupply or reduced demand for hotels in Ohio would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

Because our business plan focuses solely on investments in full-service and all-suites hotels, a downturn in this sector of the lodging industry would decrease the value of our assets and limit our ability to make distributions.

Our entire business is hotel-related. Therefore, a downturn in the lodging industry in general, and full-service and all-suites hotels in particular, will reduce our revenues and the net operating profits of our TRS and amounts available for distribution to our stockholders.

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay distributions to our stockholders.

As a REIT, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gain, each year to our stockholders. In the event of future downturns in our operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements which may be required by our franchisors, we may be unable to declare or pay distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our board of directors, which will consider, among other factors, our financial performance, debt service obligations and debt covenant compliance and capital expenditure requirements. We cannot assure you that we will be able to generate sufficient cash to fund distributions. Furthermore, if our operating performance suffers, our cash available for distribution could be less than 90% of our REIT taxable income. In this event, we would either be required to borrow funds to pay the distribution or lose our REIT status.

Among the factors that could reduce our net income and limit our distributions to stockholders are the failure of our TRS to make required rent payments because of reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. Among the factors that could reduce the net operating profits of our TRS are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels.

Future debt service obligations could adversely affect our overall operating results, may require us to liquidate our properties, may jeopardize our tax status as a REIT and limit our ability to make distributions to our stockholders.

After the completion of the offering, we will have approximately $132.9 million in consolidated mortgage debt. In addition, we intend to obtain a three-year $100.0 million secured line of credit led by U.S. Bank that will generally bear interest at LIBOR +2.25% to fund additional acquisitions, development and re-development, although there can be no assurance that we will be able to obtain such a credit facility, on the terms described above or at all. While we have adopted a target debt level of no more than 50% of our total market capitalization, our board of directors may change this debt policy at any time without stockholder approval. We and our subsidiaries may be able to incur substantial additional debt, including secured debt, in the future. Incurring debt could subject us to many risks, including the risks that:

•	our cash flow from operating activities will be insufficient to make required payments of principal and interest;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•	we may be required to dedicate a substantial portion of our cash flow from operating activities to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes; and

•	the terms of any refinancing will not be as favorable as the terms of the debt being refinanced.

If we violate covenants in our future indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all.

If we incur or obtain debt in the future and do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense would lower our cash flow, and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotels on disadvantageous terms, potentially resulting in losses that reduce cash flow from operating activities. We may place additional mortgages on our hotels to secure a line of credit that we expect to obtain prior to the closing of the offering or other debt. To the extent we cannot meet our debt service obligations, we risk losing some or all of those hotels to foreclosure. Also, covenants applicable to our debt could impair our planned strategies and, if violated, result in a default of our debt obligations, which could cause us to seek protection under the bankruptcy laws and likely would result in a total loss of a stockholder’s investment.

Our operating results are sensitive to fluctuations in interest rates, and our hedging strategies may not be effective.

Higher interest rates could increase debt service requirements on our floating rate debt and could reduce the amounts available for distribution to our stockholders, as well as reducing funds available for our operations, future business opportunities, or other purposes. We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to “hedge” against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations under them. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. To satisfy payment obligations, we could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investment in order to meet our debt service obligations, which could also expose us to liability under our tax indemnification agreements with some holders of operating partnership units.

If the lender under a $14.5 million note with respect to the Embassy Suites Hotel Cincinnati-RiverCenter seeks to accelerate the repayment of the loan, we may suffer lower net operating cash flows and our ability to make stockholder distributions would be limited.

The note governing the $14.5 million loan with respect to the Embassy Suites Hotel Cincinnati-RiverCenter requires the consent of the lender in the event Mr. Butler no longer directly or indirectly owns and controls at least a 51% beneficial interest in the entity that owns the hotel and, as of the date of this prospectus, the lender has not consented to a transfer of all of the interests in the entity to us. This loan matures on January 1, 2006. As a result, we will initially acquire only 49% of the interests in such entity upon completion of this offering. We have the right and obligation to acquire the remaining 51% interest from Mr. Butler for 427,485 operating partnership units no later than January 31, 2006. During such time that Mr. Butler retains a 51% interest in the entity that owns the hotel, Mr. Butler would receive cumulative distributions on his interest equal to the distributions, if any, that are paid by the operating partnership with respect to 427,485 operating partnership units. All excess cash generated by the hotel would be distributed to us.

If the lender successfully seeks to nonetheless declare us in default, we would be required to pay immediately an amount equal to the difference (if any) between the outstanding principal balance and the present value of the remaining scheduled payments of principal and interest under such note, which could include a prepayment penalty of up to $1.0 million. We cannot assure you that we would be successful in obtaining replacement financing on satisfactory terms, if at all. If we are required to repay this loan, we may suffer lower net operating cash flows and our ability to make stockholder distributions would be limited.

Risks Related to Hotel Investments

Hotel development is subject to timing, budgeting and other risks that would increase our operating costs and limit our ability to make distributions to stockholders.

We intend to acquire newly-developed and redeveloped hotels from time to time as suitable opportunities arise, taking into consideration general economic conditions. Newly-developed hotel properties involve a number of risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•	ability to raise capital; and

•	governmental restrictions on the nature or size of a project.

We cannot assure you that any development project will be completed on time or within budget. Our inability to complete a project on time or within budget would increase our operating costs and reduce our net income.

The hotel business is capital intensive, and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. The lenders under some of the mortgage debt that we will assume will require us to set aside varying amounts each year for capital improvements at our hotels. Acquisitions or development of additional hotel properties will require significant capital expenditures. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income each year to maintain our REIT tax status. Consequently, we will rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings will be limited. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Our dependence on the increasing use of Internet travel intermediaries by consumers could result in lower net income.

Some of our hotel rooms will be booked through Internet travel intermediaries such as Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations systems rather than to our lodging brands. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability would decline, which would decrease the value of our common stock. Approximately 10% of our revenues are generated from Internet travel intermediaries unrelated to our franchisors.

The events of September 11, 2001, recent economic trends, the U.S.-led military actions in Iraq and Afghanistan and prospects for future terrorist acts and military action have adversely affected the hotel industry generally, and these adverse effects may continue.

Before September 11, 2001, hotel owners and operators had begun experiencing declining RevPAR as a result of the slowing U.S. economy. The terrorist attacks of September 11, 2001 and the after-effects (including the prospects for more terror attacks in the United States and abroad), combined with recent economic trends and the U.S.-led military actions in Iraq and Afghanistan, have substantially reduced business and leisure travel and lodging industry RevPAR generally. We cannot predict the extent to which these factors will continue to directly or indirectly impact your investment in our common stock, the lodging industry or our operating results in the future. Even though we believe the future prospects for the national economic outlook are positive, any unexpected decline in RevPAR at our hotels would reduce our net income and restrict our ability to fund capital improvements at our hotels and make distributions to stockholders necessary to maintain our status as a REIT. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which shares of our common stock will trade, the lodging industry at large and our operations in particular.

Uninsured and underinsured losses could reduce our net income and limit our ability to make distributions to our stockholders.

We intend to maintain comprehensive insurance on each of our hotels, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. Based on the public offering price of $9.75 per share, the fair market value of our initial hotels on a consolidated basis is $317.3 million. The coverage under our insurance policy is the full replacement cost of the initial hotels. There are no assurances that current coverage will continue to be available at reasonable rates. Catastrophic losses may not be economically insurable, if at all. Initially, we do not expect to obtain terrorism or flood insurance on our hotel properties unless we deem it necessary because it is costly. Lenders may require such insurance, and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property including, in some circumstances, payments due under management or franchise agreements. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Because we do not have owners’ title insurance policies on all of our nine initial hotels, we could incur significant expenses to remedy any unknown title defects, which would harm our financial condition and reduce our ability to make distributions to our stockholders.

Although we have lenders’ title insurance policies with coverage equal to the maximum principal amount of debt at our hotels, we do not have owners’ title insurance policies on all of our initial hotels. As a result, we are exposed to losses in the event of an unknown title defect. Even though we are not aware of any title defects and do not expect to incur any losses related thereto, to the extent we suffer a title defect at one or more of our hotels, we could be required to incur significant expenses to cure such defect. If we were unable to cure such an unknown title defect at one of our hotels, we could lose our entire equity investment in such a hotel and could even incur liability from representations of title made in various loan and possibly other documents, which would severely harm our financial condition and reduce our ability to make distributions to our stockholders.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotels in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in national and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning and other ordinances and costs of compliance with laws and regulations;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, terrorism, acts of war and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

We may decide to sell our hotels in the future. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property or an indemnification of adverse tax consequences to sellers. We have entered into such agreements with respect to seven of our initial hotels with the contributors of those hotels. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could reduce our net income and limit our ability to pay distributions to stockholders.

The costs of compliance with or liabilities under environmental laws may harm our operating results.

Our hotels may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

•	our knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination of the property.

We have reviewed Phase I environmental reports that were previously prepared for all of our initial hotels. Most of these Phase I environmental reports were conducted within the last six years, though we have relied upon older Phase I environmental reports for some of our initial hotels. These Phase I environmental reports were obtained in the past and do not protect us as the purchaser of the properties under the six-month statutory safe harbor from liabilities under the Comprehensive Environmental Response Compensation and Liability Act of 1980, or “CERCLA.” Although none of these Phase I environmental reports identified any material contamination at any of our initial hotels, the Phase I environmental reports do not identify potential unknown material environmental liabilities.

There may be unknown environmental problems associated with our properties. For instance, in the past some of our properties may have used underground tanks for the storage of petroleum-based or waste products, about which we have no knowledge, that could create a potential for release of hazardous substances. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest.

The presence of hazardous substances on a property may cause a decline in the value of that property and we may incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could increase our operating costs and limit our ability to pay distributions to stockholders.

Our hotels may unknowingly contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, the presence of significant mold could expose us to liability from our guests, employees of ours or of our property managers and others if property damage or health concerns arise.

Risks Related to Our Status as a REIT

If we do not qualify as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability.

We expect to operate so as to qualify as a REIT under the Internal Revenue Code. However, qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•	we would be taxed as a regular domestic corporation, which, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate rates;

•	any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and

•	unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and, thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. For example:

•	We will be required to pay tax on undistributed REIT taxable income.

•	We may be required to pay “alternative minimum tax” on our items of tax preference.

•	If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.

•	If we sell a property in a “prohibited transaction,” our gain from the sale would be subject to a 100% penalty tax. A “prohibited transaction” would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	Our TRS is a fully taxable corporation and will be required to pay federal and state taxes on its income, which will consist of the revenues from the hotels leased from the operating partnership, net of the operating expenses for such hotels and rent payments to us.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

As a REIT, we must distribute at least 90% of our annual REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) to our stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our net income for financial reporting purposes due to, among other things, amortization of capitalized purchase premiums, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce the market price of our common stock.

Changes in the tax laws governing REITs on the tax rates of dividend income to investors could make our common stock less attractive to investors and reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. On May 28, 2003, the President signed the Jobs and Growth Tax Relief Reconciliation Act of 2003, which we refer to as the Jobs and Growth Tax Act. Effective for taxable years beginning after December 31, 2002, and before January 1, 2009, the Jobs and Growth Tax Act generally reduced the maximum rate of tax applicable to individuals on dividend income from regular C corporations to 15.0%. This reduced substantially the so-called “double taxation” (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs do not qualify for the dividend tax reduction because, as a result of the dividends paid deduction to which REITs are entitled, REITs generally do not pay corporate level tax on income that they distribute to stockholders. As a result of the Jobs and Growth Tax Act, individual investors could view stocks of non-REIT corporations as more attractive relative to shares of REITs than was the case previously because the dividends paid by non-REIT corporations are subject to lower tax rates for the individual.

Risk Factors Related to This Offering and Our Corporate Structure

We cannot assure you that a public market for our common stock will develop.

Prior to the offering, there has not been a public market for our common stock. Our common stock has been approved for listing on the NYSE, subject to official notice of issuance. However, we cannot assure you that a regular trading market for the shares of common stock offered hereby will develop or, if developed, that any such market will be sustained. In the absence of a public trading market, an investor may be unable to liquidate an investment in our common stock. The initial public offering price has been determined by us and the underwriters. The price at which the shares of common stock will sell in the public market after the closing of the offering may be lower than the price at which they are sold by the underwriters.

Investors in this offering will experience immediate and significant dilution in the book value per share.

The initial public offering price of our common stock is substantially higher than what our net tangible book value per share will be immediately after this offering. Purchasers of our common stock in this offering will incur immediate dilution of approximately $5.71 in net tangible book value per share of common stock.

There are no assurances of our ability to make distributions in the future.

We intend to make quarterly distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. However, our ability to pay distributions may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend upon our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay distributions in the future. In addition, some of our distributions may include a return of capital.

Our charter does not permit ownership in excess of 9.8% of our capital stock, and attempts to acquire our capital stock in excess of the 9.8% limit without prior approval from our board of directors are void.

For the purpose of preserving our REIT qualification, our charter prohibits direct or constructive ownership by any person of more than 9.8% of the lesser of the total number or value of the outstanding shares of our common stock or more than 9.8% of the outstanding shares of our preferred stock. Our charter’s constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the outstanding stock, and thus be subject to our charter’s ownership limit. Any attempt to own or transfer shares of our common or preferred stock in excess of the ownership limit without the consent of the board of directors will be void, and could result in the shares being automatically transferred to a charitable trust.

Because provisions contained in Maryland law and our charter may have an anti-takeover effect, investors may be prevented from receiving a “control premium” for their shares.

Provisions contained in our charter and Maryland general corporation law may have effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a “control premium” for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

•	Ownership limit: The ownership limit in our charter limits related investors, including, among other things, any voting group, from acquiring over 9.8% of our common stock without our permission.

•	Preferred stock: Our charter authorizes our board of directors to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests.

Maryland statutory law provides that an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director. Hence, directors of a Maryland corporation may not be required to act in takeover situations under the same standards as apply in Delaware and other corporate jurisdictions.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of distributions, may cause the market price of our common stock to decline.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Common stock eligible for future sale may cause our share price to decline.

We cannot predict the effect, if any, of future sales of common stock, or the availability of common stock for future sales, on the market price of our common stock. Sales of substantial amounts of common stock (including up to 5,993,837 shares of common stock issuable upon the conversion of operating partnership units and 216,668 shares of restricted stock), or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock. Within one year from the date of the closing of this offering, we intend to register the original issuance and/or the resale of the shares of common stock issuable upon the conversion of operating partnership units.

We also may issue from time to time additional shares of common stock or units of our operating partnership in connection with the acquisition of hotels, and we expect to grant demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common stock or the perception that these sales could occur may have the effect of putting downward pressure on the prevailing market price for our common stock or may impair our ability to raise capital through a sale of additional equity securities.

We depend on key personnel with long-standing business relationships, the loss of whom could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, upon the continued services of our management team. In particular, the lodging industry experience of Mr. Butler, our non-executive chairman, Mr. Blackham, our chief executive officer, and Mr. Frederick, our chief financial officer, and the extent and nature of the relationships they (and Commonwealth Hotels, Inc. and Corporex) have developed with hotel franchisors, operators and owners and hotel lending and other financial institutions are critically important to the success of our business. We do not maintain key person life insurance on any of our officers. Although these officers currently have employment agreements with us, we cannot assure you of the continued employment of all of our officers. The loss of services of one or more members of our corporate management team would limit our ability to acquire additional hotels and could result in increased operating costs.

The ability of our board of directors to change our major corporate policies may not be in your interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

Our Chairman and his affiliates will beneficially own approximately 20% of our common stock on a fully diluted basis and exercise significant control over our company and may delay, defer or prevent us from taking actions that would be beneficial to our other stockholders.

William P. Butler, our Chairman, and his affiliates will own approximately 20% of the outstanding shares of our common stock on a fully diluted basis. Accordingly, Mr. Butler may be able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors and the determination of our day-to-day corporate and management policies. In addition, Mr. Butler is able to exercise significant control over the outcome of any proposed merger or consolidation of our company, which would require the affirmative vote of the holders of a majority of the outstanding shares of our common stock. Mr. Butler’s ownership interest in our company may discourage third parties from seeking to acquire control of our company, which may cause the market price of our common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business and investment strategy;

•	our forecasted operating results;

•	completion of any pending transactions;

•	our ability to obtain future financing arrangements;

•	our understanding of our competition;

•	market and industry trends;

•	projected capital expenditures; and

•	use of the proceeds of the offering.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our common stock. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

•	the factors discussed in this prospectus, including those set forth under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties”;

•	general volatility of the capital markets and the market price of our common stock;

•	changes in our business or investment strategy;

•	availability, terms and deployment of capital;

•	availability of and our ability to retain qualified personnel;

•	changes in our industry and the market in which we operate, interest rates or the general U.S. economy; and

•	the degree and nature of our competition.

When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the offering of 14,583,333 shares of our common stock pursuant to this prospectus, after deducting the underwriting discount and estimated offering costs and expenses, will be approximately $130.3 million. If the underwriters’ over-allotment is exercised in full, our net proceeds from the offering will be approximately $150.2 million, after deducting the underwriting discount and estimated offering expenses.

We will contribute the net proceeds from this offering to our operating partnership in exchange for operating partnership units. Our operating partnership intends to subsequently use the net proceeds received from us and the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004) as follows:

•	$50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004) to pay the cash portion of the purchase price for the entities that own the initial hotels;

•	$53.9 million to repay the following outstanding consolidated mortgage debt on six of our initial hotels (dollars in thousands):

Property	Amount to be Repaid	Principal Balance at June 30, 2004	Prepayment Penalties	Interest Rate	Maturity Date
Hilton Cincinnati Airport	$11,884	$16,884	None	5.833%(1)	August 1, 2006

Embassy Suites Hotel Cincinnati-RiverCenter	8,000	8,000	None	10%(2)	January 1, 2006

Hyatt Regency Rochester	2,032	2,032	None	LIBOR + 3.95%	September 1, 2008

Embassy Suites Hotel Denver-International Airport	13,660	17,967	$180	LIBOR + 3.50%	May 31, 2006

Embassy Suites Hotel Cleveland/Rockside	3,000	3,000	None	11%	December 29, 2004

Embassy Suites Hotel Tampa-Airport/Westshore	6,190	6,190	None	LIBOR + 2.00%(3)	November 1, 2004

Embassy Suites Hotel Tampa Airport/Westshore	9,078	9,078	None	8.05%	November 1, 2004

(1)	If we pay the principal balance down to $5 million or less, the interest rate will reduce and revert to 5.75% per year for the remainder of the term of the note and the note will be re-amortized based upon the new principal balance.
(2)	This mortgage has a participation feature whereby the lender is entitled to 40% of defined cash flow to be paid as additional interest quarterly. There was no additional interest expense attributable to the cash flow participation feature in 2003 and 2002.
(3)	This interest rate is subject to an annual increase of 1/8 of 1%.

•	$20.7 million to repay outstanding loans from Corporex and Commonwealth Hotels, Inc., all of which bear interest at Prime + 1% and are payable upon demand;

•	approximately $6.7 million required by our lenders and franchisors under our various loan and franchise agreements to be set aside in our required replacement reserve accounts; and

•	the balance to fund other general corporate and working capital purposes.

Since the consideration for our initial hotels is fixed, the value of the operating partnership units that we will receive in exchange for our contribution of the net proceeds to the operating partnership will increase or decrease if our common stock price increases or decreases.

Each of the agreements to acquire the initial hotels is subject to customary closing conditions to a buyer’s performance. As a result, we cannot provide any assurances that we will elect not to close one or more of the acquisitions. In the event that we do not close the acquisition of one or more of the initial hotels, the offering proceeds allocated to these acquisitions will be available to fund future lodging-related investments and for general corporate and working capital purposes.

A tabular presentation of our estimated use of proceeds follows:

Dollar Amount
(in thousands)
Gross offering proceeds	$142,187
Underwriting discounts and commissions	(9,242)
Other expenses of the offering	(2,586)

Net offering proceeds	130,359
Collective cash of entities that own the initial hotels (1)	13,781

Total proceeds available for use	144,140

Amount to repay mortgage debt	53,844
Amount to pay cash portion of acquisition cost of initial hotels (2)	61,218
Amount to repay loans from Corporex and Commonwealth Hotels, Inc.	20,742
Amount required to be set aside in our replacement reserve accounts	6,727
Estimated amount allocated to fund corporate and working capital purposes	1,609

Total proceeds used	$144,140

(1)	As of June 30, 2004, the hotels’ collective cash was approximately $13.8 million.

(2)	The cash portion of the acquisition cost for the entities that own the initial hotels consists of $50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing. As of June 30, 2004, such collective net working capital was approximately $11.2 million. The amount equal to the hotels’ collective net working capital as of the closing may be higher or lower than the amount as of June 30, 2004, depending upon the hotels’ collective net working capital balance on the date of closing.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts which are consistent with our intention to qualify as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

FORMATION TRANSACTIONS

We describe below each of the transactions that we refer to collectively as our formation transactions. We expect that each of these transactions will occur simultaneously with the closing of the offering.

•	As required by the terms of the partnership agreement of the operating partnership, we must invest the net proceeds of any sale of common stock or preferred stock in the operating partnership in exchange for economically equivalent units of limited partnership interest. As a result, we will contribute the net proceeds of the offering to our operating partnership in exchange for operating partnership units, which will initially approximate a 70% interest in our operating partnership. We will be the sole general partner of the operating partnership.

•	We have entered into definitive agreements to acquire each of the single-purpose entities that own the initial nine hotels in exchange for an aggregate of 5,993,837 operating partnership units, 146,540 shares of common stock, a cash payment equal to $50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004) and the assumption of $186.8 million of mortgage debt and $20.7 million of outstanding loans from Corporex and Commonwealth Hotels, Inc. The operating partnership units have an aggregate value of $58.4 million and the shares of common stock have an aggregate value of $1.4 million. We expect to use $74.6 million of the net proceeds from this offering to repay approximately $53.9 million of the assumed consolidated mortgage debt and all $20.7 million of the outstanding loans from Corporex and Commonwealth Hotels, Inc. We will acquire a 100% interest in eight of our initial hotels and a 49% interest in the ninth hotel for a cash payment equal to $50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004), 5,566,352 operating partnership units and 146,540 shares of common stock. No later than January 31, 2006, we will acquire the remaining 51% interest in the ninth hotel for 427,485 operating partnership units. The following table sets forth more specific information about the acquisition of the entities that own the nine initial hotels:

Property	Name of Property- Owning Entity to be Acquired	Operating Partnership Units to be Issued	Shares of Common Stock to be Issued	Cash to be Paid(5)	Debt to be Repaid	Debt to be Assumed
Cincinnati Landmark Marriott	CPX RiverCenter Landmark Hotel Limited Partnership (6)	1,692,577	-	$14,710,890	-	$32,181,000
Hilton Cincinnati Airport	Corporex Key Limited Partnership No. 2 (6)	170,216	-	8,562	$12,519,000	5,000,000
Hyatt Regency Rochester	Rochester Downtown Hotel, Inc. (6)	-	57,997	11,483,583	2,032,000	16,308,000
Chicago Marriott Southwest at Burr Ridge	EHP Burr Ridge, LLC	1,476,513		612,444	-	13,000,000
Embassy Suites Hotel Cincinnati-RiverCenter (1)	RiverCenter Hotel Limited Partnership	838,206	-	-	9,643,000	14,543,000
Embassy Suites Hotel Columbus/Dublin (2)	EHP Dublin Suites, LLC	952,182	-	-	9,862,000	23,959,000
Embassy Suites Hotel Cleveland/Rockside (3)	EHP Independence Suites, LLC	475,593	-	-	11,344,000	23,606,000
Embassy Suites Hotel Denver-International Airport (4)	EHP DIA Suites, LLC	388,550	-	6,067,512	13,918,000	4,307,000
Embassy Suites Hotel Tampa-Airport/ Westshore	Tampa Westshore Hotel, Inc. (6)	-	88,543	17,117,009	15,268,000	-

Total		5,993,837	146,540	$50,000,000	$74,586,000	$132,904,000

(1)	The note governing the $14.5 million mortgage with respect to the Embassy Suites Hotel Cincinnati-RiverCenter requires the consent of the lender in the event Mr. Butler no longer directly or indirectly owns and controls at least a 51% beneficial interest in the entity that owns the hotel and, as of the date of this prospectus, the lender has not consented to a transfer of all of the interests in the entity to us. The loan matures on January 1, 2006. As a result, we will initially acquire only 49% of the interests in such entity upon completion of this offering. We have the right to acquire the remaining 51% interest from Mr. Butler for 427,485 operating partnership units no later than January 31, 2006. Mr. Butler has the right to sell all, but not less than all, of the remaining 51% interest to us in exchange for 427,485 operating partnership units upon the earlier to occur of: (a) January 1, 2006; (b) such time as the lender consents to a transfer of all the interests to us; or (c) such time as the loan has been fully paid and discharged. The amount of operating partnership units shown in the table assumes the issuance of 427,485 units to acquire the remaining 51% interest. During such time that Mr. Butler retains a 51% interest in the entity that owns the hotel, Mr. Butler would receive cumulative distributions on his interest equal to the distributions, if any, that are paid by the operating partnership with respect to 427,485 operating partnership units. All excess cash generated by the hotel would be distributed to us. Because we have a right and obligation to acquire the remaining 51% interest in such entity from William P. Butler no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements as required by GAAP.
(2)	Excludes earn-out payments of up to an additional 83,333 operating partnership units, which will be payable over a three-year period to the original contributor of EHP Dublin Suites, LLC only to the extent that EBITDA with respect to the Embassy Suites Hotel Columbus/Dublin over any trailing 12-month period within three years from the date of the formation transactions exceeds $4,005,567.
(3)	Excludes earn-out payments of up to an additional 500,000 operating partnership units, which will be payable over a three-year period to the original contributor of EHP Independence Suites, LLC only to the extent that EBITDA with respect to the Embassy Suites Hotel Cleveland/Rockside over any trailing 12-month period within three years from the date of the formation transactions exceeds $3,598,476.
(4)	Excludes earn-out payments of up to an additional 250,000 operating partnership units, which will be payable over a three-year period to the original contributors of EHP DIA Suites, LLC only to the extent that EBITDA with respect to Embassy Suites Hotel Denver-International Airport over any trailing 12-month period within three years from the date of the formation transactions exceeds $2,565,459.
(5)	Excludes the cash portion of the purchase price equal to the hotels’ collective net working capital as of closing. As of June 30, 2004, such collective net working capital was approximately $11.2 million. The amount equal to the hotels’ collective net working capital as of the closing may be higher or lower than the amount as of June 30, 2004, depending upon the hotels’ collective net working capital balance on the date of closing.
(6)	This entity will be converted by merger into a limited liability company prior to the closing of the formation transactions.

•	We did not obtain independent appraisals of the initial nine hotels, and the terms of the agreements relating to these properties were not negotiated on an arms’ length basis. The terms of these agreements and the methods used to determine the value of the hotels were determined by our management team. However, at the time the agreements were executed, the board of directors of our company, in its capacity as general partner of the operating partnership, believed in good faith that the operating partnership units to be issued in the formation transactions were not being issued for less than fair market value.

•	With respect to the Hyatt Regency Rochester and the Embassy Suites Hotel Tampa-Airport/Westshore, we will not be subject to any future restrictions on any sale or refinancing of these two hotels nor would we be required to indemnify the seller of the two hotels for any future adverse tax consequences. With respect to the other seven hotels, we agreed to indemnify these contributors and their permitted transferees and persons taxable on the income of a contributor or permitted transferee against adverse tax consequences (including taxes that Corporex would owe under Section 1374 of the Internal Revenue Code with respect to its built-in gain in three of the initial hotels at the time that it converted from a “C” corporation to an “S” corporation as of January 1, 2000, if those hotels are sold before January 1, 2010) if we (i) directly or indirectly sell, exchange or otherwise dispose of the properties contributed under such agreement in a taxable transaction before the tenth anniversary of the contribution or, in certain cases, (ii) fail to use commercially reasonable efforts to make available to these contributors and their permitted transferees and persons taxable on the income of a contributor or permitted transferee opportunities to guarantee specified amounts of liabilities of our operating partnership to defer such guarantors’ tax liabilities. For example, in the case of a taxable disposition of one of the initial hotels within 10 years of its contribution, we would have to indemnify the contributors for tax on any gain allocable to them under Section 704(c) of the Internal Revenue Code and for the tax on indemnification payments.

•	Our operating partnership will lease each of our initial properties to our taxable REIT subsidiary, or “TRS,” which is wholly owned by our operating partnership.

•	Our TRS will enter into management agreements with Commonwealth Hotels, Inc. for the management of eight of our initial hotels. Mr. Butler, our Chairman, and Mr. Fay own all of the outstanding stock of Commonwealth Hotels, Inc. Under the management agreements for these eight hotels, Commonwealth Hotels, Inc. will receive the following fees:

•	a monthly base management fee for each of the eight hotels initially equal to 2.5% of the gross revenues for such hotel through December 31, 2005, 2.75% of the gross revenues for such hotel for 2006 and adjusting to 3% of the gross revenues for such hotel for 2007 and thereafter; and

•	an annual incentive fee for each hotel equal to 10.0% of the amount by which the operating profit for the fiscal year for such hotel exceeds 9.5% of our capitalized investment in the hotel.

•	We expect that Commonwealth Hotels, Inc. will manage additional hotels that we acquire in the future on terms and conditions no less favorable to us than the initial management agreements. Commonwealth Hotels, Inc. will have an exclusive right of first refusal to manage all hotels that we acquire in the future, unless the acquisition opportunity was not known to us and has been brought to us by another pre-qualified management company or a majority of our independent directors decides in good faith for valid business reasons to use another management company.

•	Our TRS will take assignment of a management agreement with Hyatt Corporation for the management of the Hyatt Regency Rochester. Under this management agreement, Hyatt Corporation will receive the following fees:

•	a base management fee, payable on a monthly basis, equal to 4% of the annual gross revenues; and

•	an incentive, payable in monthly installments, equal to the amount by which 20% of the profit for a fiscal year exceeds the base fee for that fiscal year.

•	Mr. Blackham will resign from Corporex and become a full-time employee and continue as chief executive officer of our company. We will issue 83,333 shares of restricted stock to Mr. Butler, 83,333 shares of restricted stock to Mr. Blackham, 20,833 shares of restricted stock to Mr. Frederick and 4,167 shares of restricted stock to each of our other directors. Although distributions will be paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, these holders will be prohibited from selling such shares until they vest. With respect to Messrs. Butler, Blackham and Frederick, one-fifth of the shares of restricted stock will vest on each of the first five anniversaries of the date of grant. With respect to the remaining directors, all of the shares of restricted stock will vest on the first anniversary of the date of grant. Given that we intend to hire additional employees simultaneously with or shortly after the closing of this offering, we may issue up to an aggregate of 20,000 shares of additional restricted stock, which would be subject to a five-year vesting period, during the remainder of 2004.

•

We expect to enter into strategic alliance agreements with Corporex, Commonwealth Hotels, Inc. and Messrs. William P. Butler and Daniel T. Fay granting us an exclusive right of refusal to pursue certain investment opportunities identified by them in the future during the term of the agreement. The strategic alliance agreements provide, among other things, that if we elect to pursue an investment opportunity brought to us by Messrs. Butler or Fay, Corporex, Commonwealth Hotels, Inc. or any of their respective affiliates that relates to the acquisition of an existing hotel, hotel under development or development land for the purpose of building a hotel, we will hire Commonwealth Hotels, Inc. to manage the hotel unless a majority of our independent directors decides in good faith for valid business reasons to use another management company. For a description of the terms and provisions of the strategic alliance agreements, see “Business and

Properties—Strategic Alliance Agreements.” Immediately prior to consummation of this offering, we will issue 208,332 shares of common stock to Corporex and a trust to be established for the benefit of some of its employees in exchange for its execution of a strategic alliance agreement with us, which shares will vest after one year unless the agreement is terminated in the first year due to a default by Corporex.

The following chart shows the ownership of our company following consummation of the offering and the formation transactions described above:

The following illustration summarizes the important aspects of the ownership, leasing and management of our hotels immediately following the completion of this offering:

(1)	We have the right and obligation to acquire Mr. Butler’s 51% interest in this entity, which owns the Embassy Suites Hotel Cincinnati-RiverCenter, no later than January 31, 2006, in exchange for 427,485 operating partnership units.
(2)	For administrative convenience, we may form separate TRS corporations as wholly owned subsidiaries of this entity for the purpose of leasing each of the hotels from the respective operating partnership subsidiaries.

CAPITALIZATION

The historical column in the following table sets forth the historical capitalization, as of June 30, 2004, of the entities that own the initial nine hotels. The company pro forma column reflects our capitalization, as of June 30, 2004, after giving effect to (i) our acquisition of the initial nine hotels and (ii) the sale of 14,583,333 shares of our common stock and the application of the net proceeds as described in “Use of Proceeds.”

This table should be read in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and unaudited pro forma financial information and related notes included elsewhere in this prospectus.

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Total debt	$194,622	$(74,586	)(2)	$120,036
Minority interest in operating partnership		13,314		13,314
Stockholders’ equity:
Preferred stock, $0.01 par value, 10 million shares authorized, no shares issued and outstanding	—	—		—
Common stock, $0.01 par value, 100 million shares authorized, 15,154,873 shares issued and outstanding after offering (1)	37	110		147
Additional paid-in capital	—	76,018		76,018
Stockholders’, partners’ and members’ equity	(24,237)	20,093		(4,144)

Total stockholders’ equity	(24,200)	96,221		72,021

Total capitalization	$170,422	$34,949		$205,371

(1)	Does not include 5,993,837 shares of common stock issuable upon redemption of units in our operating partnership issued as consideration for the acquisition of our initial hotels, including 427,485 operating partnership units to be issued upon acquisition of the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter no later than January 31, 2006.
(2)	We expect to use approximately $53.9 million of the net proceeds of the offering to repay outstanding consolidated mortgage debt and $20.7 million to repay loans from Corporex and Commonwealth Hotels, Inc. to certain of the entities that we will acquire in the formation transactions.

DILUTION

The initial price per share to the public of the common stock offered hereby exceeds the net tangible book value per share. Therefore, the holders of operating partnership units issued in connection with the formation transactions will receive an immediate increase in the net tangible book value of their operating partnership units, while purchasers of common stock in the offering will realize an immediate dilution in the net tangible book value of their shares due primarily to the carryover of historical costs in our formation. Pro forma net tangible book value per share is determined by subtracting our total liabilities from our total tangible assets and dividing the remainder by the number of shares of common stock and operating partnership units that will be outstanding after the offering. The following table illustrates the dilution to purchasers of shares sold in the offering:

Initial price per share to the public (1)		$9.75
Pro forma net tangible book value per share as of June 30, 2004 prior to the offering	$(1.14)
Increase in net tangible book value per share attributable to payments by purchasers of shares sold in the offering	$5.18

Pro forma net tangible book value per share as of June 30, 2004 after the offering (2)		$4.04

Dilution per share sold in the offering		$5.71

(1)	Before deducting the underwriters’ discount and estimated expenses of the offering.
(2)	Based on the pro forma combined balance sheet contained elsewhere in this prospectus and assumes that 15,154,873 shares of common stock and 5,993,837 operating partnership units will be outstanding immediately after consummation of this offering.

DISTRIBUTION POLICY

In order to qualify as a REIT, we must annually distribute to our stockholders an amount at least equal to:

•	90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain); plus

•	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code; less

•	any excess non-cash income (as determined under Sections 856 through 860 of the Internal Revenue Code).

The timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a number of factors, including:

•	actual results of operations;

•	the timing of the investment of the proceeds of the offering;

•	debt service requirements;

•	capital expenditure requirements for our properties;

•	our taxable income;

•	the annual distribution requirement under the REIT provisions of the Internal Revenue Code;

•	our operating expenses; and

•	other factors that our board of directors may deem relevant.

Our ability to make distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership, which will depend upon receipt of lease payments from our TRS, and, in turn, upon the management of our properties by the various managers our TRS has contracted with to operate our hotels. There are no restrictions on the ability of our TRS or any of our property-owning entities to distribute cash to our operating partnership, except that the entity that owns the Hyatt Regency Rochester is required to maintain 5% of revenues in an account to be used for future capital and FF&E improvements to the hotel under the terms of its franchise agreement and except the restrictions in the mortgage loans of the property-owning entities related to replacement reserves and debt service coverage. Further, there are no restrictions on our operating partnership’s ability to make distributions to us or on our ability to make distributions to our stockholders to the extent permitted by Maryland law. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income. Because a significant portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, we may retain any earnings that accumulate in our TRS.

If our operating performance suffers, our cash available for distribution could be less than 90% of our REIT taxable income. In this event, we would be required to borrow funds to pay a sufficient distribution to retain our REIT status. Distributions in excess of available cash would constitute return of capital rather than a dividend to stockholders.

Our charter permits us to issue preferred stock. Such preferred stock, if issued, would likely have a preference on dividend payments, which could limit our ability to make a distribution to the holders of our common stock. We do not currently intend to issue any preferred stock.

We plan to adopt a dividend reinvestment plan that allows our stockholders that have enrolled in the plan to reinvest their distributions automatically in additional shares of our common stock.

BUSINESS AND PROPERTIES

Overview

Eagle Hospitality Properties Trust, Inc. is a newly formed Maryland corporation that intends to qualify as a REIT. We have been formed to pursue investment opportunities in the full-service and all-suites hotel industry. Upon consummation of this offering, we will succeed to the full-service and all-suites hotel business of Corporex Companies, a commercial real estate company based in the Cincinnati metropolitan area. Our portfolio will consist of nine hotels, flagged by nationally recognized premier brands, including Embassy Suites Hotels, Marriott, Hyatt and Hilton. We will initially own a 100% interest in eight of our hotels and a 49% interest in the ninth hotel, with the right and obligation to acquire the remaining 51% interest in the ninth hotel no later than January 31, 2006.

We intend to be self-advised and own our hotels and conduct our business through an operating partnership, EHP Operating Partnership, L.P. Upon consummation of the formation transactions and the closing of this offering, our company will be the sole general partner of and will initially own approximately 70% of the partnership units in our operating partnership. Limited partners (including certain of our officers and directors) will own the remaining operating partnership units. After one year, limited partners may generally redeem each of their operating partnership units for the cash value of one share of our common stock or, at our sole option, one share of common stock.

Our goal is to generate strong risk-adjusted returns on invested capital for our stockholders by consistently paying attractive distributions to our shareholders and achieving long-term appreciation in our full-service and all-suites hotel investments. We believe that we are well-positioned to achieve this goal by focusing on our internal and external growth opportunities, maintaining a flexible and conservative capital structure and leveraging our management’s experience, ownership and strategic alliances.

Upon consummation of the formation transactions, we will acquire a 100% interest in the entities that own eight of our initial hotels and a 49% interest in the entity that owns the ninth hotel from affiliates of Corporex, which is controlled by William P. Butler, our Chairman, and other third parties in exchange for consideration consisting of a cash payment equal to $50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004), 5,566,352 operating partnership units and 146,540 shares of common stock. No later than January 31, 2006, we will acquire the remaining 51% interest in the ninth hotel for 427,485 operating partnership units. The aggregate consideration to be ultimately paid for 100% of the interests in all of the nine hotels is valued at $317.3 million, including the assumption of $207.5 million of consolidated debt but excluding the cash portion of the purchase price attributable to the hotels’ collective net working capital as of the closing. The purchase price excludes earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units, which will be payable over a three-year period to the original contributors of the Embassy Suites Hotel Columbus/Dublin, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport only if certain operating measurements are achieved during any trailing 12-month period within three years of the contribution. We expect to use $74.6 million of the offering proceeds to repay outstanding debt. As a result, we will have an aggregate of $132.9 million in consolidated debt upon consummation of these formation transactions, or approximately 39.2% of our total market capitalization.

Because of the limitations imposed on REITs in operating hotels, we will not manage any of our hotels. After completion of the offering, Commonwealth Hotels, Inc. will manage eight of our initial nine hotels. Mr. Butler serves as the chairman of the board of directors of Commonwealth Hotels, Inc. Mr. Butler and Daniel T. Fay are the sole owners of Commonwealth Hotels, Inc. and will own 18.6% and 1.2%, respectively, of our company following the completion of this offering and consummation of the formation transactions.

Promoters

Messrs. Butler and Blackham are our promoters. As discussed under “Management,” Mr. Butler will be our non-executive Chairman of the Board of Directors and will own approximately 18% of our company on a fully-diluted basis. Mr. Blackham will serve as our chief executive officer and currently serves on our board of directors.

Industry Overview

Our business plan is to acquire, develop and manage full-service and all-suites hotels. When we use the term “full-service and all-suites hotels” in this prospectus, we mean full-service hotels and full-service all-suites hotels that provide food and beverage service and meeting and banquet space and that are included in the upper upscale hotel chain scale, as classified by Smith Travel Research. Smith Travel Research classifies the industry into chain scales according to brand, as determined by each brand’s average system-wide daily rates. Smith Travel Research classifies hotels into the following chain scales: luxury, upper upscale, upscale, midscale with food and beverage, midscale without food and beverage, and economy. All of our initial nine hotels, which are flagged by the Embassy Suites Hotels, Marriott, Hyatt and Hilton brands, are currently classified in the upper upscale chain scale by Smith Travel Research. Smith Travel Research classifies the following brands within the upper upscale hotel chain scale:

Caesars	Marriott
Concorde Hotels	Marriott International
Doral	Marriott Conf. Center
Doubletree Hotels	Millennium Hotels
Embassy Suites Hotels	The New Otani Hotels
Embassy Vacation Resorts	Nikko
Gaylord Entertainment	Omni
Helmsley Hotel	Renaissance
Hilton Hotels	Raphael Hotel
Hilton Gaming	Sheraton Hotel
Hyatt	Sonesta Hotel
Jurys Hotels	Swissotel
Westin

Smith Travel Research maintains an extensive database on U.S. hotel industry revenues and expenses. According to Smith Travel Research, the operating statements of nearly 3,600 hotels have been entered into this database. The database contains information on hotel revenues and expenses and presents information by department including rooms, food and beverage, marketing, utility costs, property and maintenance, administrative and general as well as selected fixed charges. Smith Travel Research frequently issues reports on the U.S. hotel industry. Much of the information presented in this section is derived from one or more such Smith Travel Research reports.

Key Definitions.    In our discussion of the lodging industry we refer to several key performance indicators, including occupancy, average daily rate (“ADR”), revenue per available room (“RevPAR”), gross operating profit (“GOP”) and profit flow-through. Occupancy is total rooms sold divided by total rooms available for the period. ADR is equal to total room revenue divided by the total number of rooms occupied on a paid-for basis for the period. RevPAR is equal to the product of occupancy and ADR, or alternatively total room revenue divided by total number of room nights. RevPAR does not include food and beverage or other ancillary revenues such as telephone, parking or other guest services generated by the property. GOP, as used by Smith Travel Research, is equal to total hotel revenues less hotel operating expenses, excluding management and franchise fees and fixed charges such as property taxes, insurance and capital replacement reserves. Flow-through is calculated as the year-over-year change in RevPAR divided by the year-over-year change in profitability.

U.S. Lodging Industry—Recent Trends and Forecasts.    The U.S. lodging industry experienced nine consecutive years of sustained performance growth from 1991 through 2000. During that time period, the industry realized compounded annual growth in RevPAR of 4.4% and growth in pre-tax income from ($2.8) billion in 1991 to $22.5 billion by 2000. However, the weakening global economy and the events of September 11, 2001 resulted in significant year-over-year RevPAR declines in 2001 and 2002. By the end of 2003, the industry appeared to have stabilized at a RevPAR level of $49.18, which was 0.5% higher than 2002 but still 8.9% below the industry’s peak RevPAR of $53.99 achieved in 2000. Further, profits appear to have bottomed at $12.8 billion, which is 43% below the peak achieved in 2000.

According to industry observer PricewaterhouseCoopers LLP, since September 2003, corporate investment spending, manufacturing and employment have increased steadily. PricewaterhouseCoopers believes that real GDP growth, as forecasted by Macroeconomic Advisers, will grow by 4.7% and 4.1% in 2004 and 2005, respectively. PricewaterhouseCoopers expects the overall growth in the economy to translate into a strong rebound in lodging demand in the next two years, with growth of 3.8% and 2.9% in 2004 and 2005, respectively. According to Smith Travel Research, lodging demand increased 5.7% during the first quarter of 2004.

According to Smith Travel Research, due to the sharp drop in demand in 2001, the lodging industry subsequently experienced a decline in supply growth, which at 1.3% in 2003 was the lowest level since 1994. PricewaterhouseCoopers is projecting only slight supply increases in 2004 and 2005 of 1.2% and 1.5%, respectively. Given the projected strong increase in demand and a relatively small increase in supply, PricewaterhouseCoopers is projecting 2004 to achieve the widest favorable spread between demand and supply in the past 15 years. The spread between demand and supply growth in 2004 is projected to be 260 basis points, which is the largest spread in the last 15 years.

In the period covered by the chart above, the largest previous spread between demand growth and supply growth was during 1992 to 1994, when the spread ranged from 110 to 190 basis points. During and after this period, the lodging industry experienced nine consecutive years of positive RevPAR growth from 1992 through 2000. PricewaterhouseCoopers is projecting above-average industry RevPAR growth of 5.8% and 4.5% in 2004 and 2005, respectively. According to Smith Travel Research, industry RevPAR increased 7.7% during the first quarter of 2004.

The demand driven recovery in the lodging industry during 2004 also sets the stage for a recovery in profits. PricewaterhouseCoopers is projecting that industry profits in 2004 will increase by 15.9% to $15.8 billion, which is the first increase since 2000.

Upper Upscale Segment.    Following the lodging industry’s previous economic downturn in 1991, the upper upscale segment rebounded more vigorously than the industry as a whole. As illustrated in the chart below, RevPAR growth in the upper upscale segment outpaced that of the industry in each of the years from 1992 through 2000, at an average spread of 140 basis points per year.

We believe upper upscale hotels will benefit from an even more favorable demand-supply imbalance than the industry as a whole. New construction of upper upscale hotels has declined over the past few years while the economy slowed. As a result, upper upscale supply growth is projected to continue its downward trend, decreasing to 1.1% in 2004 according to PricewaterhouseCoopers. PricewaterhouseCoopers is forecasting upper upscale demand to outpace the industry as a whole by increasing 4.4% in 2004. This phenomenon creates a projected upper upscale demand-supply spread of 330 basis points, which is 70 basis points higher than the industry spread for 2004.

As a result of this wide spread, PricewaterhouseCoopers believes that upper upscale hotels will be able to increase ADR by 2.9% in 2004. According to PricewaterhouseCoopers, these increased rates, combined with year-over-year occupancy improvements, translates into expected upper upscale 2004 and 2005 RevPAR growth outpacing the industry at 6.2% and 5.7%, respectively. According to Smith Travel Research, upper upscale RevPAR increased 7.3% during the first quarter of 2004. We believe that the upper upscale chain scale will continue this momentum for several years and will realize more rapid top-line improvement than the lodging industry as a whole during the projected economic recovery.

Since 1992, the lodging industry has translated RevPAR growth into gross operating profit growth at an average flow-through rate of 2.6x. The following chart shows the dynamic of top line changes impacting profitability.

Historically, upper upscale properties have had a higher flow-through ratio relative to lower end properties. Upper upscale properties experience greater improvement to profits from increasing RevPAR and alternatively, larger losses in a declining RevPAR environment, because upper upscale hotels have significantly more overhead relative to limited service properties. The higher overhead is a result of more amenities and services and a larger employment base. We expect this historic relationship to continue in the future and, as a result, expect upper upscale hotels to realize greater profit growth than the industry as a whole during this anticipated industry rebound.

Our Strategy

Our goal is to generate strong risk-adjusted returns on invested capital for our stockholders by consistently paying attractive dividends and achieving long-term appreciation in our full-service and all-suites hotel investments. We believe that we are positioned to achieve this goal by focusing on our internal and external growth opportunities, maintaining a flexible and conservative capital structure and leveraging our management’s experience, ownership and strategic alliances.

Internal Growth

Embedded Growth Within Our Young Portfolio of Full-Service and All-Suites Hotels.    Our initial portfolio includes interests in nine full-service and all-suites hotels encompassing 2,326 rooms all flagged by nationally recognized premier brands, including Embassy Suites Hotels, Marriott, Hyatt and Hilton. We believe we have one of the youngest portfolios of full-service hotels in the public REIT industry. Five of our initial hotels were either built or significantly expanded within the past six years and one is currently under construction. Because four of these hotels, or approximately 40% of our total room count, have not yet achieved stabilized performance due to their relative youth, we believe that our initial portfolio has the potential to have more embedded cash flow growth opportunities over the next several years than many of our full-service hotel REIT competitors. We believe that newer real estate assets, such as many of our initial hotels, perform better than older assets during periods of economic growth due to consumer preferences and perceived value. Since many of our initial hotels were either developed or improved during, or immediately preceding, a very difficult hospitality operating environment that caused other owners to delay new construction plans and defer maintenance, we believe that our hotels are generally poised to outperform their local market competitors.

Benefit From Improving Industry-Wide Market Conditions.    As discussed above, we expect improving industry fundamentals to increase RevPAR and cash flow performance of our hotels. Further, according to PricewaterhouseCoopers, the upper upscale chain scale, in which all of our initial hotels operate, is expected to outperform the industry because of more favorable supply-demand fundamentals relative to the industry as a whole. Since our hotels operate in the full-service sector of the lodging industry, which generally has more operating leverage than limited service hotels, reduction in gross revenues generally have a magnifying downward effect on net operating income. Alternatively, when gross revenues increase, which we expect to realize as lodging industry fundamentals improve, net operating income typically grows at a faster rate than revenue. We believe that this dynamic, which is often referred to in the industry as “profit flow-through,” impacts full service hotels more than limited service hotels. We believe that the benefit our hotels will realize from profit flow-through, coupled with the relative youth of our hotels and the proven management skills of Commonwealth Hotels, Inc., offers us a competitive advantage over many other hotel owners during this expected period of improving industry-wide RevPAR performance.

External Growth

Highly Selective and Disciplined Acquisition Strategy.    We believe that we are uniquely positioned relative to many other hotel REITs because the significant embedded growth of our young portfolio allows us to be patient and highly selective in pursuing acquisition opportunities, while still allowing us the potential to provide our stockholders with stable and growing distributions. We intend to employ a disciplined methodology in identifying and evaluating possible acquisition opportunities that focuses on the following important indicators of future operating performance:

•	macroeconomic trends;

•	hotel capital market environment;

•	domestic and international travel patterns;

•	geographic, economic and political barriers to entry;

•	individual market economic and socioeconomic trends;

•	local infrastructure to support growth;

•	asset age and quality;

•	potential and existing competition in the specific marketplace; and

•	availability of premier brands in a given market.

Continued Focus on Full-Service and All-Suites Hotels with Premier Brands.    We intend to pursue opportunities to acquire full-service and all-suites hotels under premier brands in geographically diversified primary, secondary and resort markets in the United States. We typically expect to target our acquisition activities on hotels with at least 150 rooms and which we believe would significantly benefit from our asset management expertise. Because of profit flow-through, we believe that that this targeted sector of the industry will provide the best relative risk-adjusted returns for our stockholders.

Capitalize on Renovation and Repositioning Opportunities.    As a result of a recent slowdown in new construction and deferred maintenance caused by the recent difficult hotel-operating environment, we intend to seek opportunities to acquire hotels that will benefit from renovations, market repositioning, reflagging with a more competitive brand or expansion opportunities. We believe that our relatively low-leveraged balance sheet following this offering, together with our asset management expertise, uniquely positions us to capitalize on these opportunities.

Selectively Seek Development Opportunities.    At appropriate points in a business cycle, we may enter into sale-upon-completion contracts with developers to acquire newly built hotels that meet our quality and investment criteria. Messrs. Butler and Blackham, as a result of their affiliation with Corporex, have significant hotel development expertise and were the key figures in the development, financing and asset management of seven of our initial hotels. As a result, unlike many of our competitors, we believe that we have significant internal experience and capabilities to identify and execute this type of full-service and all-suites hotel value creation opportunity.

Leverage our REIT Structure in Seeking Investment Opportunities.    We believe the value of our REIT structure, which provides us access to broad sources of capital but precludes us from operating hotels, provides us a competitive advantage over many real estate operators for new investment opportunities. We believe that we will be viewed by capable and experienced hotel operators as an attractive owner because we can provide professional, financially strong ownership and potentially allow the operators to continue to manage their hotels following our acquisition of them. These opportunities may arise, for example, when hotel operators consider the sale of one or more of their hotels, have impending financial maturities that create burdensome capital requirements or have financial sponsor buyout opportunities.

Flexible and Conservative Capital Structure

Conservative Leverage Policy.    After repayment of $74.6 million of debt with net proceeds of this offering, we will have $132.9 million of consolidated debt, or 39.2% of our total market capitalization, upon consummation of the formation transactions and our leverage policy going forward will be generally to maintain target debt levels of 40-50% of total market capitalization. We believe that this conservative leverage policy will help protect our ability to pay attractive distributions to our stockholders, reinvest in our existing hotels and capitalize on external growth opportunities.

Focus on Stable and Growing Distributions.    We are focused on maintaining a capital structure and investment philosophy that supports our ability to pay sustainable and growing distributions. Many of our full-service hotel REIT competitors currently pay little or no dividends. Based on our historical pro forma operating history for the last 12 months for eight of the hotels, excluding the recently opened Chicago Marriott Southwest at Burr Ridge, and without assuming any future growth or contribution from the Chicago Marriott Southwest at Burr Ridge, we expect to be able to generate sufficient CAD to provide our stockholders with an immediate distribution that is higher than the average dividend that is currently being paid by our full-service hotel REIT peers. We believe that the significant cash flow growth opportunities embedded in our initial portfolio, including from the opening of the Chicago Marriott Southwest at Burr Ridge, will enable us to pay growing distributions in the next 12 months. Further, we expect that our growth-oriented balance sheet and full-service and all-suites hotel acquisition focus enhances our ability to pay sustainable and growing distributions for the foreseeable future. However, past results may not be indicative of our ability to pay distributions in the future. Because distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, we cannot provide any assurances as to the amount, timing or frequency of any future distributions.

Asset Pool to Secure Financing.    Upon consummation of the formation transactions, we expect to have one hotel, or approximately $33.3 million of our gross assets, unencumbered by mortgage debt and two other hotels, or approximately $47.4 million of our gross assets, encumbered only by $9.3 million of mortgage debt. This pool of relatively unencumbered assets should afford us the flexibility to secure attractive financing by collateralizing some or all of these existing assets. As a result, we intend to obtain a three-year $100 million secured line of credit led by U.S. Bank that will generally bear interest at LIBOR + 2.25%, which would allow us to use relatively low cost capital to quickly take advantage of acquisition opportunities. However, because this secured line of credit is subject to definitive documentation, there can be no assurance that we will be able to obtain such a credit facility on the terms described above, if at all.

Broad Sources of Available Capital.    We have a flexible array of acquisition currency available to us to increase our assets. In addition to favorably-priced debt as discussed above, we can issue additional common stock or preferred stock. As an UPREIT, we also have the ability to issue operating partnership units in tax-deferred transactions. Furthermore, our pool of quality assets offers us the ability to raise additional capital through the formation of joint ventures with strategic partners who may be interested in taking an ownership interest in one or more of our existing hotels.

Management Expertise and Strategic Relationships

Asset Management Expertise Supplements Our Hotel Managers.    We believe we can enhance our financial performance through expert asset management. The incentive management fee compensation structure under our management agreements will enable us to ensure that our third-party managers implement a disciplined capital maintenance program and a strategic marketing budget and operating plan.

Senior Officers and Directors with Significant Experience and Ownership Stake.    Our team collectively has over 65 years of hotel operating, development, acquisition and financing experience. Our management’s strategy over the years has been driven by an in-depth knowledge and understanding of lodging industry fundamentals, identifying key industry trends, leveraging relationships with market-leading operators and franchisors, driving property level performance through active asset management and capital improvement programs and prudently financing investments to enhance investor value. Further, upon completion of the offering, our senior officers and directors will own approximately 20% of our outstanding common stock on a fully-diluted basis, which should serve to align their economic interests with those of our shareholders.

Strategic Alliance with Hotel Manager.    Commonwealth Hotels, Inc., the hotel manager for eight of our initial hotels, has out-performed its market peers as evidenced by RevPAR premiums and gross operating profit margins for at least the last five years. The following table exemplifies how our initial portfolio, even with four hotels that have not yet reached stabilized operating performance, has maintained higher operating margins than the full-service lodging sector while capturing significant RevPAR premiums relative to our local market competition.

	Year Ended December 31,
	2001	2002	2003
RevPAR Penetration Relative to Local Competition (1)(2)	111.8%	121.7%	117.6%
GOP Margin Premium to Full-Service Lodging Segment (1)(3)	12.7%	24.7%	34.8%

(1)	Excludes the Hyatt Regency Rochester, which is managed by Hyatt Corporation, and the Chicago Marriott Southwest at Burr Ridge, which opened on August 11, 2004. This information is provided by us and has not been approved by Marriott. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys has assumed, and none will have, any liability or responsibility for any such information.
(2)

RevPAR penetration measures a hotel’s RevPAR performance relative to its local competitive set. RevPAR penetration for a given hotel is calculated by dividing the hotel’s RevPAR by the average RevPAR of the hotel’s local competitors. The result indicates the hotel’s RevPAR as a percentage of the local market average. For purposes of this calculation, the index for our initial portfolio equals the average penetration of each of our initial hotels that are managed by Commonwealth Hotels, Inc., weighted by rooms available during the period for each hotel. The hotels defined as local competition, which includes a group of four or more competitors in each market, as chosen by Commonwealth Hotels, Inc., are listed below. Local competition RevPAR information has been provided by Smith Travel Research, and the index calculations have been performed by our management.

Our Hotel	Local Competitive Set

Cincinnati Landmark Marriott	Embassy Suites Hotel Cincinnati-RiverCenter Hilton Netherland Plaza Hyatt Regency Cincinnati Westin Cincinnati

Hilton Cincinnati Airport	AmeriSuites Florence Cincinnati Airport Radisson Inn Cincinnati Airport Holiday Inn Cincinnati Airport Marriott Cincinnati Airport

Embassy Suites Hotel Cincinnati-RiverCenter	Hilton Netherland Plaza Crowne Plaza Cincinnati Downtown Hyatt Regency Cincinnati Radisson Cincinnati Riverfront Westin Cincinnati

Embassy Suites Hotel Columbus/Dublin	Embassy Suites Hotel Columbus Marriott Columbus Northwest Wyndham Hotels Dublin Columbus Marriott Columbus North Sheraton Hotel Suites Columbus Holiday Inn Columbus I-270

Embassy Suites Hotel Cleveland/Rockside	Courtyard Cleveland Independence Hilton Cleveland South Clarion Hotel & Conference Center Holiday Inn Cleveland South Independence

Embassy Suites Hotel Denver-International Airport	Hilton Garden Inn Denver Airport Marriott Denver Airport @ Gateway Courtyard Denver International Airport Embassy Suites Hotel Denver AmeriSuites Denver Airport

Embassy Suites Hotel Tampa-Airport/Westshore	Marriott Tampa Airport Hilton Tampa Airport Westshore Marriott Tampa Westshore Sheraton Hotel Suites Tampa Airport Wyndham Hotels Westshore Doubletree Tampa Bay Crowne Plaza Tampa Westshore Boulevard

(3)	Full-service segment gross operating profit, or GOP, margins provided by Smith Travel Research, and management has measured the premium by dividing our initial portfolio’s GOP margins by those provided by Smith Travel Research. GOP margins, as defined by Smith Travel Research, exclude management and franchise fees.

We expect Commonwealth Hotels, Inc. will manage additional hotels that we acquire in the future on terms and conditions no less favorable to us than the initial management agreements. Commonwealth Hotels, Inc. will have an exclusive right of first refusal to manage all hotels that we acquire in the future, unless the acquisition opportunity was not known to us and has been brought to us by another pre-qualified management company or a majority of our independent directors decides in good faith for valid business reasons to use another management company.

Since the owners of Commonwealth Hotels, Inc., William P. Butler and Daniel T. Fay, will own 18.6% and 1.2%, respectively, of our company following the completion of this offering and upon consummation of the formation transactions, we expect that Commonwealth Hotels, Inc. will have additional incentive to enhance the operating performance of our hotels. Further, pursuant to the management agreements with Commonwealth Hotels, Inc. for eight of our nine initial hotels, Commonwealth Hotels, Inc. will receive a base management fee, and if the hotels meet and exceed certain operating profit thresholds, an additional incentive management fee. Regardless of what manager we hire, we expect that all of our management contracts will include an incentive fee structure that provides rewards for generating a specified return on our invested capital.

Strategic Alliance with Corporex.    Upon consummation of this offering, we will succeed to the first-class hotel business of Corporex, which developed seven of our initial hotels and acquired our other two initial hotels more than five years ago. Under our strategic alliance agreements, we intend to maintain a close working relationship with Corporex as an important strategy for identifying and procuring future hotel properties on an attractive cost basis. We expect to gain from the advantages of this preferred working relationship with, and expertise of, Corporex, its established national network of lodging industry contacts, acquisition expertise, redevelopment and development expertise and its officers and employees in offices in Boston, Denver, Cincinnati and Orlando.

Corporex is nationally recognized as an experienced participant in commercial real estate and lodging assets having:

•	A staff of highly competent professionals that have successfully worked together for many years on numerous projects, including the acquisition and development of our initial hotels;

•	Extensive networks in the hospitality industry including those that generate potential investments in lodging properties;

•	Extensive relationships with premier hotel franchise companies that have included alliances to develop hotels where the hotels were owned by them and sold upon completion to third parties, including REITs;

•	The ability to initiate projects, complete projects, oversee renovations, perform construction or development management, and structure suitable investments; and

•	Over 40 years of experience, including over 20 years specific to hotels.

The site selection, development, design, construction management, financial and market analysis and asset management expertise of Corporex, including our Chairman and CEO, and the operations management of the hotel manager of our initial portfolio, are responsible for the historical creation and operating performance of our portfolio. Despite our being a distinct company with a majority of independent directors, due to the 20% ownership of our outstanding common stock on a fully diluted basis by Mr. Butler, Corporex, and some officers and employees of Corporex, we believe that Corporex will be highly motivated in assisting our CEO in the successful growth of our company and that the interests of Corporex will be aligned with the interests of our stockholders. Additionally, as a result of our strategic affiliation with Corporex, we expect to realize overhead cost savings due to a reduced need for in-house acquisition related personnel, personnel to perform construction estimates related to hotel improvements and outside consultants, particularly in the early years after this offering.

Potential Strategic Alliances with Others.    We intend to form strategic working relationships with independent hotel management companies as an additional means of expanding our company and its assets. Small to midsized entities, each of which must be pre-qualified, and manage hotels for fees, and meet our performance criteria, will be encouraged to identify and to present acquisition opportunities not already known to us in exchange for the opportunity to provide hotel management services on such assets, if acquired by us. We will actively seek these alliances.

Our Initial Hotels

We will initially own a 100% interest in eight of our hotels and a 49% interest in the ninth hotel, with the right and obligation to acquire the remaining 51% interest in the ninth hotel no later than January 31, 2006. The following table sets forth information regarding the material mortgages against the hotels (dollars in thousands):

Property	Name of Property- Owning Entity	Principal Balance as of June 30, 2004		Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions
Cincinnati Landmark Marriott	CPX-RiverCenter Landmark Hotel Limited Partnership (7)	$32,181		None	LIBOR + 2.75%	August 1, 2005	Monthly principal installments of $66 plus interest. Balloon payment of $32,115 at maturity.(1)
Hilton Cincinnati Airport	Corporex Key Limited Partnership No. 2 (7)	16,884	(2)	None	Prime + 1%	December 31, 2004	Monthly installments of $113 principal and interest. Balloon payment of $16,836 at maturity.
Hyatt Regency Rochester	Rochester Downtown Hotel, Inc. (7)	2,032		None	LIBOR + 3.95%	September 1, 2008	Monthly installments of $44 principal and interest. Balloon payment of $269 at maturity.
		16,308		Greater of 1% outstanding principal balance or Yield Maintenance (3)	7.28%	September 1, 2008	Monthly installments of $130 principal and interest. Balloon payment of $14,592 at maturity.
Chicago Marriott Southwest at Burr Ridge	EHP Burr Ridge, LLC	13,000		$130 for prepayment before October 2005; thereafter, none	LIBOR + 4.25%(4)	September 24, 2006	Monthly installments of $95 principal and interest. Balloon payment of $11,813 at maturity.
Embassy Suites Hotel Cincinnati- RiverCenter	RiverCenter Hotel Limited Partnership	14,543		1% outstanding principal balance plus Yield Maintenance (3)	8.48%	January 1, 2006	Monthly installments of $137 principal and interest. Balloon payment of $13,894 at maturity.
		8,000		None	10%(5)	January 1, 2006	Monthly installments of interest only at 10%. Balloon payment of $8,000 at maturity.
Embassy Suites Hotel Columbus/Dublin	EHP Dublin Suites, LLC	23,959		None	LIBOR + 2.87%	July 31, 2006

Monthly installments of fixed principal ($49 through August, 2004; $51 September, 2004 through August, 2005; $53 per month thereafter through maturity) plus interest. Balloon payment of $22,714 at maturity.

Embassy Suites Hotel Cleveland/Rockside	EHP Independence Suites, LLC	3,000		None	11%	December 29, 2004	Monthly installments of interest only at 11%. Balloon payment of $3,000 at maturity.

Property	Name of Property-Owning Entity	Principal Balance as of June 30, 2004	Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions
		23,606	None	LIBOR + 2.75%	August 1, 2005	Monthly installments of $36 fixed principal plus interest. Balloon payment of $23,141 at maturity.
Embassy Suites Hotel Denver-
International Airport	EHP DIA Suites, LLC	17,967	180	LIBOR + 3.50%	May 31, 2006	Monthly installments of interest only at 90-day LIBOR plus 3.5% for year 1 (June, 2003 through May 2004) and in monthly installments of fixed principal of $17 plus the aforementioned interest in years two and three. Balloon payment of $17,600 at maturity.
Embassy Suites Hotel Tampa-Airport/Westshore	Tampa Westshore Hotel, Inc. (7)	6,190	None	LIBOR + 2.00%(6)	November 1, 2004	Monthly installments of $29 principal and interest. Balloon payment of $6,124 at maturity.
		9,078	None	8.05%	November 1, 2004	Monthly installments of $79 principal and interest. Balloon payment of $9,005 at maturity.

(1)	Effective September 1, 2004, the term of this loan was extended to August 1, 2005, and the monthly principal amount was reduced to $42.4 per month plus interest. Balloon payment of $31,606 at maturity. We have the option to extend the maturity date by one year to August 1, 2006, upon payment of a fee and subject to specified conditions.
(2)	Effective August 1, 2004, this note was restated in the principal amount of $16,847 to bear interest at a fixed rate of 5.833% per year, with a maturity date of August 1, 2006. Under the revised terms, we are obligated to pay installments of $114 principal and interest, subject to reset as described in the next sentence. If we pay the principal balance down to $5 million, or less, with the proceeds of this offering, the interest rate will reduce and revert to 5.75% per year for the remainder of the term of the note and the note will be re-amortized based upon the new principal balance. See “Use of Proceeds.”
(3)	Yield maintenance means a payment equal to the present value of the difference (if any) between the remaining scheduled payments of principal and interest and the remaining payments of principal, assuming the U.S. Treasury interest rate applicable to the date of each remaining principal payment.
(4)	This interest rate has a floor of 6.5%.
(5)	This mortgage has a participation feature whereby the lender is entitled to 40% of defined cash flow to be paid as additional interest quarterly. There was no interest expense attributable to the cash flow participation feature in 2003 and 2002.
(6)	This interest rate is an adjustable rate calculated periodically by an upward adjustment to the nearest 1/8 of one percent.
(7)	This entity will be converted by merger into a limited liability company prior to the closing of the formation transactions.

Upon consummation of the formation transactions, we will own these hotels in fee simple except for the Cincinnati Landmark Marriott and the Embassy Suites Hotel Cincinnati-RiverCenter, which are owned pursuant to air rights leases with the Commonwealth of Kentucky and the City of Covington, Kentucky that expire in 2150 and 2140 (including all extensions), respectively, and the Hyatt Regency Rochester, which is owned pursuant to a ground lease with the County of Monroe Industrial Development Agency that expires in 2020, at which time the lessee will purchase the property for $1.00. These properties will be held for investment purposes and operated by our managers. We have no present plans for major improvements on these properties. Other than the Hyatt Regency Rochester, all of these hotels are currently managed by Commonwealth Hotels, Inc. The Hyatt Regency Rochester is currently managed by Hyatt Corporation. We believe that each of these properties is adequately covered by insurance. However, we have not obtained owners’ title policies on seven of these hotels and may incur liabilities as a result. See “Risk Factors—Because we do not have owners’ title insurance policies on all of our nine initial hotels, we could incur significant expenses to remedy any unknown title defects, which would harm our financial condition and reduce our ability to make distributions to our stockholders.”

The following table set forth financial and room information for each of the initial hotels for the trailing twelve-month period ended December 31, 2003:

Property	Location	Year Opened		Average Occupancy	Average Daily Rate	Rev PAR	Number of Rooms	Meeting/ Banquet Space Sq. Ft.
Cincinnati Landmark Marriott(1)	Covington, KY	1999		68.6%	$131.81	$90.36	321	10,000
Hilton Cincinnati Airport	Florence, KY	1987	(2)	45.5	81.84	37.21	306	9,000
Hyatt Regency Rochester	Rochester, NY	1992		60.6	104.41	63.26	336	14,000
Chicago Marriott Southwest at Burr Ridge(1)	Burr Ridge, IL	2004	(3)	-	-	-	187	11,000
Embassy Suites Hotel Cincinnati-RiverCenter	Covington, KY	1990		67.1	129.13	86.62	226	6,000
Embassy Suites Hotel Columbus/Dublin	Dublin, OH	2000		63.8	109.76	70.02	284	13,000
Embassy Suites Hotel Cleveland/Rockside	Independence, OH	2001		50.4	103.50	52.20	271	12,000
Embassy Suites Hotel Denver-International Airport	Denver, CO	2002		56.6	117.69	66.64	174	5,000
Embassy Suites Hotel Tampa-Airport/Westshore	Tampa, FL	1984		74.8	116.04	86.75	221	6,000

Total/Weighted Average				60.6%	$112.68	$68.27	2,326	87,000

(1)	This information set forth under the columns Average Occupancy, Average Daily Rate and RevPAR has been provided by us and has not been approved by Marriott. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys has assumed, and none will have, any liability or responsibility for any such information.
(2)	The Hilton Cincinnati Airport was originally built in 1987 but was expanded and renovated in 1998.
(3)	The Chicago Marriott Southwest at Burr Ridge opened on August 11, 2004.

Cincinnati Landmark Marriott

The Property.    Located in downtown Covington across the river from downtown Cincinnati, just steps from entertainment venues and only 12 miles from the airport, the Cincinnati Landmark Marriott, which was built and opened by Corporex in 1999, is comprised of 321 guest rooms and four parlor rooms, many with magnificent views of the Ohio River and downtown Cincinnati. From the soaring 14-story atrium to the European styling of its granite-columned gazebo, to the chic restaurant and lounge, this hotel is part of the RiverCenter Complex. This Complex includes office towers, housing regional and national headquarters of large corporations and the Covington Landing entertainment complex. The existing development currently consists of three Class-A office buildings, 12 luxury condominiums, several restaurants and nightclubs and our Embassy Suites Hotel-Cincinnati RiverCenter, which is directly adjacent to the Cincinnati Landmark Marriott.

Key Highlights and Demand Generators.    The Cincinnati Landmark Marriott generates its corporate demand from upscale corporate meetings generated by regional companies such as Procter & Gamble, Hoffman/Givaudan, Fidelity, AC Nielsen and Hewlett Packard. Group demand is also generated through these corporations and as a result of the hotel’s proximity to the Northern Kentucky Convention Center. Cincinnati Bengals Football creates leisure demand in the fall/winter, while Cincinnati Reds Baseball helps to generate spring/summer demand along with other area attractions. Weddings, special events and religious celebrations create the social market for this property, and future opportunities include the anticipated increase of events at the Northern Kentucky Convention Center, state associations, and the National Brand Sales Offices. We believe the Cincinnati Landmark Marriott is positioned as the market leader of the upper upscale full-service hotel sector within the Cincinnati central business district. Due to its young age and amenities, we believe the hotel is uniquely positioned to achieve strong RevPAR increases as demand continues to improve.

Additional property highlights include:

Guest Rooms:

•	321 guest rooms specifically designed for the business traveler using Marriott’s “Room That Works Design” and four beautifully appointed parlor rooms. All guest rooms have high-speed Internet access.

Food and Beverage:

•	Zebo’s Restaurant—120 seats—This Bistro setting offers continental and regional cuisine with outstanding views of the Ohio River and Cincinnati skyline.

•	Zebo’s Lounge—40 seats—For intimate gatherings and lively libations.

Other Amenities:

•	14-Story Atrium—Beautifully styled with slate floors, mahogany trim, stonework from 13 different countries and original works of art.

•	One of the World’s Tallest Indoor Gazebos—This six-story gazebo houses Zebo’s lounge and the terrace level reception area.

•	Skywalk into Northern Kentucky Convention Center—Holds an additional 36,200 square feet of versatile space on its conference level.

•	Gift Shop

•	Business Center

•	Concierge Lounge—Located on floors 14 and 15, this two-story lounge with a wood-burning fireplace overlooks one of the world’s largest gazebos and the plaza level’s cascading water features.

•	Fitness Center—This two-level center includes state-of-the-art fitness equipment, a 25-meter indoor lap pool and offers fitness training with specialists.

Location and Access.    The Cincinnati Landmark Marriott is located in the Greater Cincinnati area along the banks of the Ohio River in Covington, Kentucky, directly adjacent to downtown Cincinnati. The hotel is bounded by Madison Avenue to the east, RiverCenter Boulevard to the south and the Ohio River to the north. The Cincinnati Landmark Marriott is minutes from I-75 and I-71, providing easy access to all destinations, including the airport and suburbs.

Awards.    The Cincinnati Landmark Marriott has won the following franchise awards since its opening in 1999:

Overall Satisfaction Award*	1999, 2000, 2001, 2002 and 2003
Performance Excellence	2000
Associate Excellence	2000
Quality of Food (Dinner)	1999
Foodservice Equipment & Supplies	1999

*	Received by Commonwealth Hotels, Inc. in overall recognition of guest satisfaction at the Cincinnati Landmark Marriott.

Competition.    Competitor hotels include the Hyatt, Westin, Hilton and our own Embassy Suites Hotel Cincinnati-RiverCenter.

Operating and Occupancy Information.    The following table shows certain historical information regarding the Cincinnati Landmark Marriott since opening in 1999:

	1999*	2000	2001	2002	2003
Rooms	321	321	321	321	321
Average Occupancy	57.9%	65.1%	58.7%	69.2%	68.6%
ADR	$133.42	$132.99	$128.70	$124.52	$131.81
RevPAR	$77.28	$86.62	$75.55	$86.22	$90.36

*	Only open seven months in 1999.

This above information about the Cincinnati Landmark Marriott is provided by us and has not been approved by Marriott. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys has assumed, and none will have, any liability or responsibility for any such information.

Hilton Cincinnati Airport

The Property.    Located only 10 minutes from the airport, the Hilton Cincinnati Airport, with gracious surroundings and oversized rooms, was originally built by Corporex and opened in 1987. However, the hotel underwent a substantial $6.0 million expansion and renovation in 1998. With the addition of 100 new rooms in the 1998 expansion, the hotel currently has 306 guestrooms. The hotel has excellent access and visibility, and is convenient to various attractions, services and employment centers such as Florence Mall, Turfway Racetrack, the Northern Kentucky Industrial Park and CirclePort Business Park. In addition, the Cincinnati/Northern Kentucky Airport, which is the second largest Delta Airways hub, home to Comair and a hub for DHL Worldwide, is less than three miles away.

Key Highlights and Demand Generators. The Hilton Cincinnati Airport is an established full service airport hotel and, as a result, services many corporate meetings due to its airport location. The most significant demand generator is Delta Airlines. Additionally, the hotel services corporate clients located in Northern Kentucky such as Citigroup, Sweco, Mazak and Xanodyne. Along with these corporations, Monster Making Account, Convergys, and Aristepech create group demand. Leisure demand in the fall/winter is generated by local attractions, while spring/fall demand is generated by the Kentucky Speedway and local attractions. Future opportunities include social events and state association markets. The hotel has been experiencing increases in demand from all areas of business as airport traffic has begun to move back to stabilized volume levels.

Additional highlights include:

Guest Rooms:

•	306 Guestrooms—Featuring oversized guest rooms with custom cherry furniture and original artwork. Built with the travelers’ comfort in mind. Also, high-speed Internet access is available in all rooms.

Food and Beverage:

•	Grand Café Restaurant—170 seats—Restaurant offering regional cuisine specializing in prime rib.

•	Grand Café Lounge—60 seats—Offering a wide selection of novelty cocktails.

Other Amenities:

•	Swimming Pool

•	Fitness Center—Including sauna

•	Business Center

•	Gift Shop

Location and Access.    The Hilton Cincinnati Airport is located in the southwest quadrant of Turfway Road and I-71/75 in Florence, Kentucky, a suburb of Cincinnati.

Competition.    Competitor hotels include the Radisson Airport, Marriott Airport, Holiday Inn Airport and the Courtyard Florence.

Operating and Occupancy Information.    The following table shows certain historical information regarding the Hilton Cincinnati Airport since 1996:

	1996	1997	1998*	1999	2000	2001	2002	2003
Rooms	206	206	206	306	306	306	306	306
Average Occupancy	78.0%	72.0%	66.0%	61.0%	68.6%	52.1%	46.7%	45.5%
ADR	$80.80	$91.51	$91.12	$89.29	$84.57	$85.02	$81.00	$81.84
RevPAR	$63.02	$65.93	$60.41	$54.46	$58.02	$44.33	$37.82	$37.21

*	Added 100 Rooms November 1998 from 206 to 306 rooms.

Hyatt Regency Rochester

The Property.    The Hyatt Regency Rochester was built and opened in 1992. Corporex acquired the hotel in 1998. The hotel is currently comprised of 336 guestrooms. The hotel is located in the heart of downtown Rochester, New York, and is connected to the Rochester Riverside Convention Center via a covered walkway. The hotel is a beautiful asset, which includes marble floors, and a dramatic entrance with a grand staircase.

Key Highlights and Demand Generators.    The Hyatt Regency Rochester is both the largest and highest quality hotel in the Rochester metropolitan area. It is connected via skywalk to the Rochester Convention Center, and is in close proximity to the largest corporations in Rochester such as Kodak, Bausch and Lomb and Xerox. The hotel is the center for many civic activities within the city, hosts one of the city’s largest ballrooms and has established itself as a premier location for social events. The quality of the hotel itself continues to draw clientele from the suburban areas for both corporate and social functions, and there is enormous recognition locally of this hotel due to its history of being created in a public/private partnership to bring a much needed high quality hotel into downtown Rochester. We believe that the Hyatt Regency Rochester is uniquely positioned to capture increases in market share and room rates due to improving business conditions for many of its key corporate clients and the declining quality of competing hotel facilities due to lack of capital investment.

Additional property highlights include:

Guest Rooms:

•	336 Guestrooms

Food and Beverage:

•	Palladio Restaurant—185 seats—This bright, airy restaurant is located on the street level and serves three meals a day.

•	Focus Lounge—50 seats—Located on the lobby level, the Focus Lounge is the perfect meeting/gathering place for individual travelers and groups.

Other Amenities:

•	Swimming Pool—Located on the 4th Floor, this area presents as an indoor solarium.

•	Fitness Center

•	Business Center

•	Gift Shop

Location and Access.    The Hyatt Regency Rochester is located on the southeast corner of East Main Street and South Avenue, with 210 feet of frontage on East Main Street and 152 feet of frontage on South Avenue.

Competition.    Competitor hotels include the Clarion, Marriott Airport, Renaissance, Crowne Plaza and Holiday Inn South.

Operating and Occupancy Information.    The following table shows certain historical information regarding the Hyatt Regency Rochester since 1999:

	1999	2000	2001	2002	2003
Rooms	336	336	336	336	336
Average Occupancy	67.4%	68.7%	59.6%	61.0%	60.6%
ADR	$107.92	$102.79	$106.29	$101.17	$104.41
RevPAR	$72.70	$70.62	$63.36	$61.72	$63.26

Chicago Marriott Southwest at Burr Ridge

The Property.    Conveniently located at the I-55 and 294 interchange, the Chicago Marriott Southwest at Burr Ridge opened on August 11, 2004. In 2002, Corporex purchased the hotel, located in Burr Ridge, Illinois, at auction from a bankruptcy estate. The hotel has 187 guestrooms.

Key Highlights and Demand Generators.    The Chicago Marriott Southwest at Burr Ridge is actively building its efforts to capture corporate business from McGraw Hill, M&M Mars, UPS and Sherwin Williams. Corporate group demand is expected to be generated by the large Oakbrook and Naperville areas. Fall/winter leisure demand will be generated through local hockey tournaments and in the spring/summer months from the numerous local soccer tournaments, the “Western Open” golf tournament and local attractions. A large social market generating weddings, religious celebrations and reunions is being actively pursued. All market segments are being cultivated prior to opening that have potential for this hotel. We believe this hotel will benefit from its close proximity to the expanding Midway Airport and surrounding residential areas and the area’s overall lack of quality full-service hotels with meeting and banquet space for corporate and leisure purposes.

Additional property highlights include:

Guest Rooms:

•	187 Guestrooms—Well appointed with the travelers’ comfort and convenience in mind, including 46 junior suites. All rooms will have high-speed Internet access.

Food and Beverage:

•	124 Seat Restaurant—Featuring both regional and continental cuisine. Serving breakfast, lunch and dinner.

•	20 Seat Lounge—Offering its guests a relaxing atmosphere for comfortable socializing and cocktails.

Other Amenities:

•	Swimming Pool

•	Fitness Center—Featuring state of the art cardiovascular machines.

•	Business Center

•	Concierge Floor

Location and Access.    The Chicago Marriott Southwest is located in Burr Ridge, Illinois, which is approximately 19 miles southwest of downtown Chicago.

Competition.    Competitor hotels include the Holiday Inn Willowbrook, Marriott Oak Brook and the Wyndham.

This above information about the Chicago Marriott Southwest at Burr Ridge is provided by us and has not been approved by Marriott. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys has assumed, and none will have, any liability or responsibility for any such information.

Embassy Suites Hotel Cincinnati-RiverCenter

The Property.    Built on the southern bank of the Ohio River, the Embassy Suites Hotel Cincinnati- RiverCenter was built by Corporex and opened in 1990. The hotel has 226 guestrooms. Like our Cincinnati Landmark Marriott, this hotel (the only full-service, all-suite hotel in the downtown Cincinnati area) is a part of the RiverCenter Complex, which is located along the banks of the Ohio River in Covington, Kentucky, directly adjacent to downtown Cincinnati. The Embassy Suites Hotel Cincinnati-RiverCenter provides outstanding views of the Cincinnati skyline and is minutes from I-75 and I-71, providing easy access to all destinations, including the airport and suburbs.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Cincinnati-RiverCenter captures more than its fair share of corporate clients in the region, including Fidelity, Ernst & Young, Deloitte & Touche, Procter & Gamble and Net Jets. Group demand is generated by these companies, and is greatly supplemented through the hotel’s association with and proximity to the Northern Kentucky Convention Center. Fall/winter leisure demand is lead by the Cincinnati Bengals Football schedule and local attractions, while in the spring & summer the Cincinnati Reds Baseball is the anchor for seasonal demand. Future opportunities for this property are increased penetration of the social and state markets. The hotel experiences a strong mix of corporate and leisure demand as a result of being the only full-service all-suites hotel serving the Cincinnati central business district.

Additional property highlights include:

Guest Rooms:

•	226 Guestrooms—All guestrooms are two-room suites offering “Twice the Value” of an ordinary hotel room. High-speed Internet access is provided in all guest suites.

Food and Beverage:

•	Embassy Grille—120 seats—Outstanding award winning continental cuisine with a spectacular view of the Cincinnati skyline.

•	Embassy Lounge—20 seats—Offers a large selection of libations.

Other Amenities:

•	Central Atrium—Hosts the complimentary evening manager’s reception, with cascading water feature, tropical foliage and skylights.

•	Swimming Pool

•	Fitness Center

•	Directly across the street from the Northern Kentucky Convention Center.

Location and Access.    The Embassy Suites Hotel Cincinnati-RiverCenter is bounded by Madison Avenue to the east, RiverCenter Boulevard to the south and the Ohio River to the north.

Competition.    Competitor hotels include the Hyatt, Westin, Hilton, Radisson Covington and our own Cincinnati Landmark Marriott.

Operating and Occupancy Information.    The following table shows certain historical information regarding the Embassy Suites Hotel Cincinnati-RiverCenter since 1999:

	1999	2000	2001	2002	2003
Rooms	226	226	226	226	226
Average Occupancy	70.4%	65.0%	60.0%	67.9%	67.1%
ADR	$136.78	$139.92	$130.93	$126.55	$129.13
RevPAR	$96.32	$90.94	$78.50	$85.99	$86.62

Embassy Suites Hotel Columbus/Dublin

The Property.    Situated northwest from the city of Columbus, the Embassy Suites Hotel Columbus/Dublin was built and opened by Corporex in 2000. The hotel is comprised of 284 guestrooms and combines a first class design with superior services and amenities. Dublin is a city known regionally as a prestigious business and residential community, and nationally for the PGA Tour’s Memorial Golf Tournament. Dublin is located 20 miles from downtown Columbus, 20 miles northwest of the Port Columbus International Airport and 11 miles from the Ohio State University. The Embassy Suites Hotel Columbus/Dublin lies within the Metro Center Business Development along with over 1.05 million square feet of office space and a large retail center.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Columbus/Dublin services numerous corporate clients in Columbus’s northwest suburbs such as Honda, Ashland and Cardinal Health. The state association market has been successfully captured as a strategy in filling lower demand periods. Fall/winter leisure demand is enhanced by the local indoor soccer complex, which hosts regional tournaments. In the summer months, leisure demand is also generated by local soccer tournaments and the “Memorial Golf Tournament” held at nearby Muirfield Golf Club. Due to the size of the hotel’s atrium and ballroom, weddings dominate the social market. This property’s future opportunities lie in its pursuit of an increased penetration of the top corporate accounts and state association market. Because the Embassy Suites Hotel Columbus/Dublin is one of the premier all-suites hotels in the most prestigious suburban market in the area, we believe that the hotel is well-positioned to achieve considerable profit flow-through as overall demand increases.

Additional property highlights include:

Guest Rooms:

•	284 Guestrooms—All two rooms suites and the only full service all suite hotel in Dublin. All suites have high-speed Internet access.

Food and Beverage:

•	Embassy Grille—72 seats—Offers a relaxing atmosphere with a “Hi Touch” casual cuisine.

•	Embassy Lounge—27 seats—Martini’s are the specialty of the house.

Other Amenities:

•	Central atrium featuring tropical landscaping, water features and skylights. Hosts the evening complimentary manager’s reception.

•	Swimming Pool

•	Fitness Center—Featuring a variety of cardiovascular equipment.

•	Business Center

Location and Access.    The Embassy Suites Hotel Columbus/Dublin is located in Dublin, Ohio on the Southeast Quadrant of S.R. 161, a major east/west artery, and I-270, the outer beltway of Columbus. The site is visible from either road adjacent to the site.

Awards.    The Embassy Suites Hotel Columbus/Dublin has won the following franchise awards since its opening in 2000:

Embassy Brand Top Hotel Winner	2001 and 2002
Developer of the Year Award*	2001
Top Hotel Finalist Award	2001 and 2002
Best Local Marketing Effort	2001
8th Consecutive Excellence in Quality	2004

*	Received by an affiliate of Corporex in overall recognition of its development of Embassy Suites Hotels.

Competition.    Competitor hotels include the Marriott Northwest, Marriott North, Wyndham and Holiday Inn I-270.

Operating and Occupancy Information.    The following table shows certain historical information regarding the Embassy Suites Hotel Columbus/Dublin since its opening in 2000:

	2000*	2001	2002	2003
Rooms	284	284	284	284
Average Occupancy	19.1%	48.0%	68.9%	63.8%
ADR	$113.42	$119.40	$105.84	$109.76
RevPAR	$21.71	$57.28	$72.90	$70.02

*	Opened November of 2000

Embassy Suites Hotel Cleveland/Rockside

The Property.    Located in the heart of the south Cleveland business district, the Embassy Suites Hotel Cleveland/Rockside was built by Corporex and opened in 2001. The hotel has 271 guestrooms. The only full-service, all-suite hotel located in Independence, Ohio, is six miles south of downtown Cleveland, and 10 miles east of the Cleveland airport. There is a growing office market surrounding the site. According to the City of Independence’s Director of Economic Development, an interchange is being planned that will provide travelers with direct access from I-480 to Oak Tree Roade/Rockside Road, west of I-77. The $20 million project is expected to facilitate office development on 140 acres of land that fronts this exit. The project is expected to be completed within the next six years.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Cleveland/Rockside captures its corporate demand primarily from locally based and regional corporations. The top three room night generators for this hotel are AGA Gas, BF Goodrich and Novastar Financial. The leisure market peak demand is in the fall and winter as a result of proximity to Sportsplex, which hosts regional hockey tournaments. In the summer, demand is generated as a result of Cleveland Indians Baseball, the Rock & Roll Hall of Fame, and local amusement parks. Weddings and religious celebrations round out the social market demand for this hotel. Future areas of opportunity include the pharmaceutical and state association markets. We believe that this hotel is just beginning to solidify its customer base. Increasing visibility in an improving economic environment should help accelerate growth in revenues.

Additional property highlights include:

Guest Rooms:

•	271 Guestrooms—All two-room suites offering its guests twice the value of an ordinary hotel room. High-speed Internet access available in all suites.

Food and Beverage:

•	Embassy Grille—68 seats—Outstanding regional cuisine in a casual, comfortable setting.

•	Embassy Lounge—52 seats.

Other Amenities:

•	Central Atrium—Provides the setting for the complimentary evening manager’s reception with cascading water feature, tropical foliage and skylights.

•	Swimming Pool

•	Fitness Center

•	Business Center

Location and Access.    The Embassy Suites Hotel Cleveland/Rockside is located on I-77, immediately south of the I-480 interchange, in Independence, Ohio. The 6.5-acre site is located along the eastern side of I-77 and fronts I-77 to the west. The hotel is visible from both major highways, with access via the I-77 and Rockside interchange.

Awards.    The Embassy Suites Hotel Cleveland/Rockside has won the following franchise award since its opening in 2001:

Developer of the Year Award*	2001

*	Received by an affiliate of Corporex in overall recognition of its development of Embassy Suites Hotels.

Competition.    Competitor hotels include the Courtyard by Marriott, Hilton South, Clarion and Holiday Inn.

Operating and Occupancy Information.    The following tables shows certain historical information regarding the Embassy Suites Hotel Cleveland/Rockside since opening in 2001:

	2001*	2002	2003
Rooms	271	271	271
Average Occupancy	14.8%	51.3%	50.4%
ADR	$93.43	$97.76	$103.50
RevPAR	$13.82	$50.16	$52.20

*	Opened November 2001

Embassy Suites Hotel Denver-International Airport

The Property.    The closest full-service, all-suite hotel to the Denver International Airport, the Embassy Suites Hotel Denver-International Airport was built by Corporex and opened in 2002. The hotel has 174 guestrooms. The hotel is located just south of the Denver International Airport, Denver, Colorado and is only 75 miles from Colorado ski country.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Denver-International Airport serves the large Denver International Airport, and a full complement of corporate clients. The airport makes Denver a desirable meeting location for all areas west of the Mississippi River. Corporate clients include Raytheon, Net Jets, Homeland Security and Siemens. Fall/winter leisure demand is generated by the significant one night airport needs of mountain skiers seeking to stay one night at either end of a flight and driving through the mountain roadways, while spring/summer demand relies on local attractions and sporting tournaments. Future opportunities for this hotel include expanding our initial share of local social events, corporate groups and the small state association markets. As a result of its unique design and features and popularity amongst guests, the hotel has been featured on the cover of “Hotels Magazine.” We believe that this hotel presents an opportunity for significant RevPAR growth upon stabilization as a result of the strength of the brand and its location in a strong Denver hotel sub-market.

Additional property highlights include:

Guest Rooms:

•	174 Guestrooms—All two-room suites are decorated with original artwork and accented with warm western color schemes. All suites have high-speed Internet access.

Food and Beverage:

•	Diazza Restaurant—140 seats—Offering “Italian Cowboy” cuisine in the comfortable setting of the hotel’s atrium.

•	Lounge—18 seats—Built under a replica of an “Old Time” mining tipple.

Other Amenities:

•	Central Atrium—The casual western lodge furnishings and feel of the atrium help ease the guest into or out of the pace of the “Mile High” city.

•	Swimming Pool

•	Fitness Center

•	Business Center

Location and Access.    The Embassy Suites Hotel Denver-International Airport is situated near the intersection of Tower Road and 71st Street and has direct access to I-709, C-470 and Pena Boulevard.

Awards.    The Embassy Suites Hotel Denver-International Airport has won the following franchise awards and recognition:

Developer of the Year Award*	2001
Cover of Hotels Magazine	2003

*	Received by an affiliate of Corporex in overall recognition of its development of Embassy Suites Hotels.

Competition.    Competitor hotels include the Hilton Garden Inn Airport, Marriott Airport, Courtyard Airport, Embassy Suites Hotel Denver and Amerisuites Denver.

Operating and Occupancy Information.    The following table shows certain historical information regarding the Embassy Suites Hotel Denver-International Airport since opening in 2002:

	2002*	2003
Rooms	174	174
Average Occupancy	17.0%	56.6%
ADR	$114.64	$117.69
RevPAR	$19.44	$66.64

*	Opened December 2002

Embassy Suites Hotel Tampa-Airport/Westshore

The Property.    Ideally located only 10 minutes from Tampa’s International Airport, the Embassy Suites Hotel Tampa-Airport/Westshore was built and opened in 1984. Corporex acquired the hotel in 1992. The hotel is currently comprised of 221 guestrooms. The hotel has excellent visibility and accessibility from both roads and is considered the center of the Airport/Westshore business district. The orientations of the guest rooms offer panoramic views of the Westshore Business District, Tampa Bay, Downtown Tampa and Tampa International Airport. The Embassy Suites Hotel Tampa-Airport/Westshore was originally a Guest Quarters Hotel, but was completely renovated and converted to an Embassy Suites Hotel in 1992.

Key Highlights and Demand Generators.    The Embassy Suites Hotel Tampa-Airport/Westshore captures a large portion of its corporate demand from its proximity to the Tampa International Airport and the thriving Westshore market. Large corporate clients include Net Jets, Bank of America and Verizon Wireless. CSS, Invet and Amerigroup are the largest group demand generators. Leisure demand is generated year round due to the climate and its location in Tampa by local attractions and golf packages. New retail and dining venues have solidified the Westshore market as a highly desirable location. The Tampa Bay Buccaneers contribute to fall/winter leisure demand. Future opportunities include the social and corporate transient markets with PricewaterhouseCoopers and Capital One being primary targets. Significant leisure and entertainment venues such as Ybor City and the new adjacent International Mall led to additional demand.

Additional property highlights include:

Guest Rooms:

•	221 Guestrooms—All oversized two-room suites with high-speed Internet access. Numerous suites offer an outstanding view of Tampa Bay.

Food and Beverage:

•	Bay Café—120 seats—Features traditional to exotic fare in a casual yet comfortable setting.

•	Lounge—30 seats—An intimate setting with a large selection of libations.

Other Amenities:

•	Outdoor Swimming Pool

•	Fitness Center

•	Business Center

Location and Access.    The Embassy Suites Hotel Tampa-Airport/Westshore is located on the southeast quadrant of Westshore Boulevard and I-275 in Tampa, Florida. The hotel has excellent visibility and accessibility from both roads and is considered the center of the Airport/Westshore business district.

Competition.    Competitor hotels include the Hilton, Marriott Westshore, Sheraton Suites and Wyndham.

Operating and Occupancy Information.    The following tables shows certain historical information regarding the Embassy Suites Hotel Tampa-Airport/Westshore since 1999:

	1999	2000	2001	2002	2003
Rooms	221	221	221	221	221
Average Occupancy	74.7%	76.2%	76.3%	78.5%	74.8%
ADR	$124.65	$127.00	$126.73	$116.08	$116.04
RevPAR	$93.14	$96.74	$96.68	$91.13	$86.75

Leases

In order for us to qualify as a REIT, neither our company, the operating partnership or any subsidiary can operate our hotels. Our operating partnership will lease our hotels to our TRS, and our TRS will enter into management agreements with Commonwealth Hotels, Inc., Hyatt Corporation or other eligible independent contractors to manage the hotels. The leases for our initial hotels will contain the provisions described below.

Lease Terms.    Each lease for the hotels (other than the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport) will have a non-cancelable term of 15 years, subject to earlier termination upon the occurrence of certain contingencies described in the lease (including, particularly, the provisions described below under “Damage to Hotels,” “Condemnation of Hotels” and “Termination of Percentage Leases on Disposition of the Hotels”). The lease for the Embassy Suites Hotel Cleveland/Rockside will expire on March 25, 2020, and the lease for the Embassy Suites Hotel Denver-International Airport will expire on December 12, 2022.

Amounts Payable Under the Percentage Leases.    During the term of each percentage lease, our TRS will be obligated to pay to our operating partnership the greater of a fixed annual base rent or percentage rent. Base rent will accrue and be paid monthly. Percentage rent is calculated by multiplying fixed percentages by gross room revenues and other revenues for each of the initial hotels. Percentage rent will be paid quarterly.

Other than the cost of capital improvements, which is the obligation of our operating partnership, the leases require our TRS to pay rent, insurance, real estate and personal property taxes, all costs and expenses and all utility and other charges incurred in the operation of their respective hotels. The leases also provide for rent reductions and abatements in the event of damage to, or destruction or a partial taking of, any hotel as described under “—Damage to Hotels” and “—Condemnation of Hotels.”

Maintenance and Modifications.    Under each lease, we are required to maintain the structural elements of the improvements and the roof of the hotel. Except for capital improvements and maintenance of structural elements, our TRS will be required, at its expense, to maintain the hotels in good order and repair, except for ordinary wear and tear, and to make non-structural, foreseen and unforeseen, and ordinary and extraordinary, repairs which may be necessary and appropriate to keep the hotels in good order and repair.

We will own substantially all personal property not affixed to, or deemed a part of, the real estate or improvements thereon comprising their respective hotels, except to the extent that ownership of such personal property would cause the rent under the leases not to qualify as “rents from real property” for

REIT income test purposes, in which case some or all of the personal property associated with a hotel will be owned by the TRS. See “Material Federal Income Tax Considerations—Requirements for Qualification—Income Tests.”

Insurance and Property Taxes.    We are responsible for paying real estate and personal property taxes and property and casualty insurance premiums with respect to our hotels. The TRS is required to pay or reimburse us for all liability insurance on the hotels, with extended coverage, comprehensive general public liability, workers’ compensation and other insurance appropriate and customary for properties similar to their respective hotels and naming us, as the case may be, as an additional named insured.

Assignment, Subleasing and Change of Control.    Our TRS is not permitted to sublet all or any part of the hotel or to assign its interest under the lease, other than to an affiliate of our TRS, without our prior written consent. No assignment or subletting will release our TRS from any of its obligations under the lease.

Damage to Hotels.    In the event of damage to or destruction of any hotel covered by insurance, we will be obligated to repair or restore the hotel to substantially the same condition as existed immediately prior to the damage or destruction and otherwise in accordance with the terms of the lease to the extent of insurance proceeds received by us. However, we may elect to terminate the lease if such damage or destruction occurs within the final two years of the lease term and exceeds 60% of the then fair market value of the hotel.

Condemnation of Hotels.    In the event of a total condemnation of a hotel, the relevant lease will terminate with respect to such hotel as of the date of taking, and the lessor and our TRS will be entitled to its respective share of any condemnation award in accordance with the provisions of the lease. In the event of a partial taking that does not render the hotel unsuitable for our TRS’s use, we will restore the untaken portion of the hotel to a complete architectural unit of the same general character and condition as existed immediately prior to the condemnation.

Events of Default.    Events of default under the leases include, among others, the following:

•	the failure by our TRS to pay any portion of base rent, percentage rent or additional charges within ten days after payment becomes due and the continuation of such failure for a period of five days after notice to our TRS, provided that if our TRS fails to make payment within 10 days after payment becomes due more than three times in a given fiscal year, then we need not give notice to our TRS before such failure is an event of default;

•	the failure by our TRS to observe or perform any other term, covenant or condition of a lease and the continuation of such failure for a period of 30 days after receipt by our TRS of notice from us thereof, unless such failure cannot with due diligence be cured within such period and our TRS commences appropriate action to cure such failure and diligently completes the curing thereof, but in no event shall the cure period extend beyond 150 days after notice;

•

if our TRS shall file a petition in bankruptcy or reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law, or shall be adjudicated a bankrupt or shall make an assignment for the benefit of creditors or shall admit in writing its inability to pay its debts generally as they become due, or if a petition or answer proposing the adjudication of our TRS as a bankrupt or its reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law shall be filed in any court and our TRS shall be adjudicated a bankrupt and such adjudication shall not be vacated or set aside or stayed within 60 days after the entry of an order in respect thereof, or if a receiver of our TRS or of the whole or substantially all of the assets of our

TRS shall be appointed in any proceeding brought by our TRS or if any such receiver, trustee or liquidator shall be appointed in any proceeding brought against our TRS and shall not be vacated or set aside or stayed within 60 days after such appointment;

•	if our TRS voluntarily discontinues operations of a hotel for more than 30 days, except as a result of damage, destruction, renovation or a partial or complete condemnation; or

•	if the franchisor under a franchise agreement has declared an event of default as a result of any action or failure to act by our TRS or any management company and such default continues beyond the applicable grace period, except a default caused by our breach of the lease or a failure to complete improvements required by the franchisor because we failed to provide funds for such improvements to the extent required pursuant to the lease or a default for which we are otherwise accountable.

If an event of default occurs and continues beyond any curative period, we will have the option of terminating the lease. We intend that leases with respect to our hotels acquired in the future will contain substantially similar provisions, although we may, in our discretion, alter any of these provisions with respect to any particular lease.

Termination of Percentage Leases on Disposition of the Hotels.    In the event we enter into an agreement to sell or otherwise transfer one or more of the hotels, we will have the right to terminate the lease by giving our TRS 30 days’ written notice with respect to any such hotels and upon paying our TRS a termination payment equal to the fair market value of our TRS’s leasehold interest in the remaining term of the lease.

Strategic Alliance Agreements

We have entered into strategic alliance agreements with Corporex, Commonwealth Hotels, Inc., William P. Butler and Daniel T. Fay, pursuant to which:

•	each of Corporex, Commonwealth Hotels, Inc., William P. Butler and Daniel T. Fay has granted to us an exclusive right of first refusal for all future investment, acquisition and development opportunities involving full-service and all-suites hotels in the United States that are identified by them and their controlled affiliates; and

•	each of Corporex, Commonwealth Hotels, Inc., William P. Butler and Daniel T. Fay has agreed generally not to manage any full-service and all-suites hotels in the United States that compete with hotels we own or in which we have an investment.

In exchange for these limitations, we have:

•	granted to Commonwealth Hotels, Inc. an exclusive right of first refusal to manage all hotels that we acquire in the future, unless (i) the acquisition opportunity was not known to us and has been brought to us by another pre-qualified management company or (ii) a majority of our independent directors decides in good faith for valid business reasons to use another management company; and

•	agreed to grant Corporex the right to nominate one person for election to our board of directors at each meeting of our stockholders. See “—Corporex Nomination Rights.”

Term.    The term of each strategic alliance agreement will be 10 years from the closing of this offering. Each agreement may be sooner terminated if any of the following occurs:

•	an event of default (see “—Events of Default”);

•	if we experience a change in control or sell hotels and terminate all the management agreements between us and Commonwealth Hotels, Inc. and have paid any required termination fees;

•	a termination of all of the management agreements between us and Commonwealth Hotels, Inc. because of an event of default under the management agreements with respect to all properties;

•	with respect to Mr. Butler and Corporex only, at such time as either Mr. Butler or a designee of Corporex is no longer a member of our board of directors;

•	with respect to Mr. Fay only, at such time as Mr. Fay is no longer employed by Commonwealth Hotels, Inc., Corporex, Mr. Butler or their affiliates and no longer owns an equity interest in Commonwealth Hotels, Inc.;

•	by Commonwealth Hotels, Inc., Mr. Fay, Mr. Butler and their affiliates at such time as Commonwealth Hotels, Inc. no longer manages at least eight of our hotels; or

•	at such time as Commonwealth Hotels, Inc. no longer manages any of our hotels.

Our Exclusivity Rights.    Corporex, Commonwealth Hotels, Inc. and Messrs. Butler and Fay have granted us an exclusive right of first refusal in the future for all investment opportunities involving full-service and all-suites hotels that are identified by them and their controlled affiliates. Both we and Commonwealth Hotels, Inc. have generally agreed not to develop hotels, except that we may retain Corporex to develop hotels or have others develop hotels for us so long as we use Corporex as our development, design and construction manager, provided that the payment of fees to Corporex in exchange for such services is approved by a majority of our independent directors. In addition, these parties have agreed to certain restrictions that will limit their management of competing hotels.

Acquisitions

For all full-service and all-suites hotel acquisition opportunities identified by Corporex, Commonwealth Hotels, Inc. and Messrs. Butler, Fay and their controlled affiliates:

•	we will receive an exclusive right of first refusal to pursue the potential hotel acquisition opportunity;

•	we will be required to respond to the acquisition opportunity notice within 10 business days;

•	if we elect not to pursue the acquisition opportunity, the offering party may elect to pursue the opportunity on the same terms offered to us, or if the terms change materially, we must be given a right of first refusal on the revised terms; and

•	if we elect not to pursue the opportunity, the offering party would be permitted to acquire the hotel so long as we do not own or have an investment in another hotel in the same geographic competitive set or the hotel is not otherwise within five miles from a suburban hotel that we own or in which we have an investment or one mile from a central business district hotel that we own or in which we have an investment (unless waived by a majority of our independent directors).

Developments

For all full-service and all-suites hotel development opportunities identified by Corporex, Commonwealth Hotels, Inc. and Messrs. Butler, Fay and their respective controlled affiliates:

•	we will receive an exclusive right of first refusal to pursue the potential hotel development opportunity;

•	we will be required to respond to the development opportunity notice within 10 business days; and

•	if we elect not to pursue the opportunity, the offering party would be permitted to develop the hotel so long as (1) we do not own or have an investment in another hotel in the same geographic competitive set or the hotel is not otherwise within five miles from a suburban hotel that we own or in which we have an investment or one mile from a central business district hotel that we own or in which we have an investment (unless waived by a majority of our independent directors) and (2) we are provided an exclusive right of first refusal to acquire the hotel after completion and commencement of operations and prior to being sold to any other party pursuant to the acquisition opportunity procedures set forth above.

Competing Management

Corporex, Commonwealth Hotels, Inc., Messrs. Butler, Fay and their respective controlled affiliates have agreed not to manage any full-service and all-suites hotels in the same geographic competitive set as any of our existing hotels or otherwise within five miles from a suburban hotel that we own or one mile from a central business district hotel that we own (unless waived by a majority of our independent directors).

Limitations

As noted above, our exclusivity rights only apply to acquisition and development investment opportunities involving full-service and all-suites hotels. Our exclusivity rights do not apply to such investment opportunities involving any other hotels or to investments in a full-service and all-suites hotel as part of obtaining a management contract so long as such hotel is not located in the same geographic competitive set as one of our existing hotels or otherwise within five miles from a suburban hotel that we own or one mile from a central business district hotel that we own.

Reimbursement of Costs.    If we accept an investment opportunity in an existing hotel from Messrs. Butler or Fay, Corporex, Commonwealth Hotels, Inc. or any of their controlled affiliates, in addition to the purchase price, we will be obligated to reimburse them for the actual out-of-pocket and third-party expenses incurred in connection with such investment opportunity, including any earnest money deposits, but only if the payment of such expenses is approved by a majority of our independent directors. Messrs. Butler or Fay, Corporex or Commonwealth Hotels, Inc. must submit to us an accounting of the costs in reasonable detail.

Exclusivity Rights of Commonwealth Hotels, Inc.    If we elect to pursue an investment opportunity brought to us by Messrs. Butler or Fay, Corporex, Commonwealth Hotels, Inc. or any of their controlled affiliates that relates to the acquisition of an existing hotel or the acquisition of development land for the purpose of building a hotel, we will hire Commonwealth Hotels, Inc. to manage the hotel unless a majority of our independent directors decides in good faith for valid business reasons to use another management company.

Events of Default. Each of the following is a default under the applicable strategic alliance agreement:

•	we or Commonwealth Hotels, Inc. experience a bankruptcy-related event;

•	we fail to reimburse Messrs. Butler or Fay, Corporex, Commonwealth Hotels, Inc. or any of their respective controlled affiliates, as described under “—Reimbursement of Costs,” subject to a 30-day cure period or such longer period if we are contesting the reimbursement amount in good faith;

•	we, Messrs. Butler or Fay, Corporex, Commonwealth Hotels, Inc. or any of their respective controlled affiliates do not observe or perform any other term of the agreement, subject to a 30-day cure period (up to a maximum of 120 days in certain instances) or such longer period if the observance or performance of such term is being contested in good faith; and

•	Messrs. Butler or Fay, Corporex, Commonwealth Hotels, Inc. or any of their respective controlled affiliates defaults under the terms of any document that evidences the investment opportunity accepted by us, subject to any cure periods provided in such document.

If a default occurs, the non-defaulting party will have the option of terminating the applicable strategic alliance agreement and pursuing its rights and remedies under applicable law.

Assignment.    None of the strategic alliance agreements may be assigned by Messrs. Butler or Fay,

Corporex or Commonwealth Hotels, Inc. without our prior written consent.

Relationship with Management Agreements.    Each strategic alliance agreement may be terminated if we terminate all of our management agreements with Commonwealth Hotels, Inc.

In the strategic alliance agreement between Corporex and us, Corporex has agreed to forfeit 208,332 shares of our common stock to us if the agreement is terminated by us in the first year due to a default by Corporex. After one year, so long as the agreement has not been terminated, this forfeiture provision would expire.

Corporex Nomination Rights

For a 10-year period beginning on the closing of this offering, Corporex shall have the right to designate one nominee for election to our board of directors at each meeting of stockholders at which directors are elected. The Corporex designee must satisfy the standards established by the governance and compensation committee for membership on our board of directors and must be approved by the governance and compensation committee of our board of directors as a nominee. In the event our governance and compensation committee does not approve a designee, Corporex shall have the right to submit to our governance and compensation committee another designee. If a Corporex nominated director resigns or refuses to stand for reelection, is removed or dies while serving as a director, Corporex shall have the right to submit a new designee and upon approval by the governance and compensation committee, such designee shall be elected by our board of directors to fill the resulting vacancy on our board of directors. Unless Corporex submits a new designee to the governance and compensation committee for election at the next meeting of stockholders, the current designee shall be nominated by the governance and compensation committee for election by our stockholders at the next meeting of stockholders at which directors are elected.

Management Consulting and Advisory Agreement with Corporex

From October 1, 2004 through December 31, 2005, we have agreed to make Mr. Blackham available at mutually agreed upon times to provide Corporex with management consulting and advisory transition services relating to areas of Corporex’s business unrelated to the full-service and all-suites hotel business. Such services will be provided by Mr. Blackham to Corporex only to the extent that the provision of such services does not interfere with our business operations. Corporex will pay us a fixed amount of $10,000 per month for such services under this agreement and reimburse us for any out-of-pocket costs incurred by us related to such services. Mr. Blackham will receive no compensation directly from Corporex.

Management Agreements with Commonwealth Hotels, Inc.

Pursuant to the terms of the management agreements described below, we intend to engage Commonwealth Hotels, Inc., which is wholly owned by Messrs. Butler and Fay, as the property manager for eight of our nine initial hotels, all except the Hyatt Regency Rochester. Our TRS and Commonwealth Hotels, Inc. will execute management agreements relating to each of these eight initial hotels upon consummation of the formation transactions.

Commonwealth Hotels, Inc., will have a right of first refusal to manage all hotels that we acquire in the future, unless the acquisition opportunity was not known to us and has been brought to us by another pre-qualified management company or a majority of our independent directors decides in good faith for valid business reasons to use another management company. Except as noted below, we expect to engage Commonwealth Hotels, Inc. to manage additional hotels that we acquire in the future under management agreements on substantially the same terms as set forth below.

Term.    Each of the management agreements with respect to our hotels will provide for a term of ten years, unless terminated earlier. With respect to each management agreement, Commonwealth Hotels, Inc.

will have the right to extend the term for one additional five-year period, provided that at the time the option to renew is exercised, Commonwealth Hotels, Inc. is not then in default under the management agreement. If Commonwealth Hotels, Inc. desires to exercise any option to renew, it must give written notice of its election to renew no less than 180 days before the expiration of the initial term.

Amounts Payable Under Each Management Agreement.    Commonwealth Hotels, Inc. will receive a base management fee, and if the hotels meet and exceed certain thresholds, an additional incentive management fee. The base management fee for each of our initial hotels, based on total gross revenues of the hotel, will be due monthly and will be payable at each of the eight hotels as follows:

Period	Fee
October 1, 2004 through December 31, 2005	2.50%
January 1, 2006 through December 31, 2006	2.75%
January 1, 2007 and thereafter	3.00%

The following table shows base management fees that would have been paid in 2003 for the initial hotels in operation at the rate that we will be required to pay from October 1, 2004 through December 31, 2005, based on 2003 total gross revenue for each hotel (in thousands).

Hotel	Amount
Cincinnati Landmark Marriott	$369
Hilton Cincinnati Airport	$141
Embassy Suites Hotel Tampa-Airport/Westshore	$206
Chicago Marriott Southwest at Burr Ridge(1)	$0
Embassy Suites Hotel Cincinnati-RiverCenter	$179
Embassy Suites Hotel Columbus/Dublin	$258
Embassy Suites Hotel Cleveland/Rockside	$212
Embassy Suites Hotel Denver-International Airport	$138

$1,503

(1)	This hotel did not open until August 11, 2004.

The incentive management fee, if any, for each initial hotel will be due annually in arrears within 105 days after the end of each fiscal year and will be equal to 10.0% of the amount by which EBITDA for the fiscal year exceeds a threshold which is 9.5% of our initial capitalized investment in the hotel. Commonwealth Hotels, Inc. will not be entitled to receive any incentive fee in any fiscal year in which the operating profit of our TRS has not equaled at least 9.5% of our investment in the hotel. For any additional hotels that we acquire in the future and engage Commonwealth Hotels, Inc. to manage, the incentive management fee will be equal to 10.0% of the amount by which EBITDA for the fiscal year exceeds a threshold that is 10.0% of our initial capitalized investment in the hotel. Each management agreement places a cap on the total amount of combined base and incentive management fees paid to Commonwealth Hotels, Inc. at 4.5% of gross revenues at such hotel for each fiscal year.

For purposes of calculating the incentive management fee, EBITDA is reduced by certain operating costs, an allowance for FF&E reserves and taxes related to the management of the hotel, and the capital cost amount, which provides a basis for establishing the threshold above which the incentive fee is paid, is increased from time to time for major capital investments that increase the scope and size of the facility in the form of banquet space, meeting space and additional rooms for rent —all of which would add revenues. Such calculations do not include FF&E overrun expenses or refurbishments that were not anticipated in the FF&E reserve amounts set aside annually and that do not add scope to the premises.

The following table sets forth the approximate initial capitalized investment for each hotel to be managed by Commonwealth Hotels, Inc. (in thousands):

Hotel	Initial Capitalized Investment
Cincinnati Landmark Marriott	$63,395
Hilton Cincinnati Airport	19,188
Embassy Suites Hotel Tampa-Airport/Westshore	33,248
Chicago Marriott Southwest at Burr Ridge	28,008
Embassy Suites Hotel Cincinnati-RiverCenter	32,359
Embassy Suites Hotel Columbus/Dublin	43,105
Embassy Suites Hotel Cleveland/Rockside	39,587
Embassy Suites Hotel Denver-International Airport	28,081

As discussed above, in computing the incentive management fee, if any, for any of the initial hotels, we will calculate the fiscal year EBITDA, which is defined as net income before interest, taxes, depreciation and amortization, derived from a particular hotel. EBITDA is then reduced by an allowance for FF&E reserves, as discussed in the preceding paragraph. If the resulting number exceeds 9.5% of the initial capitalized cost for that hotel, then we must pay Commonwealth Hotels, Inc. an incentive fee equal to 10% of that excess. For instance, with respect to the Cincinnati Landmark Marriott, 9.5% of the initial capitalized cost is equal to $6.0 million. Assuming no additional major capital investments in the hotel, if the EBITDA less FF&E reserves for a fiscal year at the Cincinnati Landmark Marriott exceeds that number by $100,000, then we must pay Commonwealth Hotels, Inc. an incentive management fee of $10,000, or 10% of $100,000, with respect to that hotel.

The incentive fee is designed to encourage Commonwealth Hotels, Inc. to generate higher gross operating profit at each hotel by increasing the management fee payable to Commonwealth Hotels, Inc. when the hotels generate gross operating profit above certain threshold levels.

Early Termination.    The management agreements with respect to hotels to be managed by Commonwealth Hotels, Inc. may be terminated (with notice and penalties as described below) earlier than the stated term with respect to one or more of the hotels if any of the following events occur:

•	by our TRS, upon 60 days notice following the failure of the hotel to: (i) achieve operating profit equal to 90% of the operating profit estimated in the annual operating projection, which is prepared by Commonwealth Hotels, Inc. and approved by our TRS, in each of two consecutive fiscal years (except that Commonwealth Hotels, Inc. may cure such default with respect to any year upon payment to us of the difference between the actual operating profit and the minimum operating profit threshold within 60 days after the end of the year); or (ii) maintain 100% of the fair market share of RevPAR for the hotel’s competitive set during each of such two consecutive fiscal years, provided that either of such failures is not due to force majeure;

•	by our TRS, upon 60 days notice, in the event Commonwealth Hotels, Inc. is no longer an “eligible independent contractor”;

•	by our TRS, in the event there has been a change of control of Commonwealth Hotels, Inc. other than to affiliates of Messrs. Butler or Fay;

•	by either party, as applicable, upon a default by Commonwealth Hotels, Inc. or our TRS that is not cured prior to the expiration of any applicable cure period;

•	by us, upon sale of a hotel, including a sale resulting from a change in control of our company, upon 60 days notice and payment of the applicable termination fee;

•	by Commonwealth Hotels, Inc., upon 90 days notice following the failure by our TRS to advance funds in excess of those reserve funds budgeted for repairing or rebuilding our hotel;

•	by us, upon demolition of a hotel;

•	by us, in the event a hotel is damaged or destroyed by fire, casualty or other cause within two years of the expiration of the term of the management agreement, and we fail to commence and complete the repairing, rebuilding or replacement in a timely manner so that the hotel is substantially the same as it was prior to the damage or destruction, if the damage, destruction or casualty exceeds 60% of the fair market value and if we elect not to rebuild the hotel;

•	automatically, upon condemnation of all or substantially all of a hotel in any eminent domain, condemnation, compulsory acquisition or similar proceeding;

•	by Commonwealth Hotels, Inc., upon 90 days notice in the event a hotel is damaged or destroyed by fire, casualty or other cause, and we fail to commence and complete the repairing, rebuilding or replacement in a timely manner so that the hotel is substantially the same as it was prior to the damage or destruction; or

•	by Commonwealth Hotels, Inc., on 30 days notice following the foreclosure or bankruptcy sale of a hotel.

Termination Fees.    In those circumstances in which we are permitted an early termination of the management agreement with respect to one or more of the hotels managed by Commonwealth Hotels, Inc., we will not be required to pay Commonwealth Hotels, Inc. a termination fee, except that our TRS will have the right to terminate any management agreements with Commonwealth Hotels, Inc. upon a sale of a hotel, including in connection with a change of control transaction, upon 60-days’ prior notice to Commonwealth Hotels, Inc., and we will be obligated to make a payment of the following termination fee:

•	for a sale of a hotel that has been in operation prior to management by Commonwealth Hotels, Inc., during the first two full fiscal years after Commonwealth Hotels, Inc. commences its management of the hotel, 5.5 times the sum of the aggregate base management fees and incentive fees earned during the most recent 12-month period immediately preceding the sale;

•	for a sale of a hotel that has not been in operation prior to management by Commonwealth Hotels, Inc., if the sale occurs during the first two full fiscal years after Commonwealth Hotels, Inc. commences its management of the hotel, 5.5 times the sum of the aggregate base management fees and incentive fees that would have been payable based on the actual operating results for the hotel during the most recent 12-month period immediately preceding the sale;

•	for a sale at any time during the third, fourth or fifth full fiscal year after Commonwealth Hotels, Inc. commences its management of the hotel, 3.0 times the sum of the aggregate base management fees and incentive fees earned during the most recent 12-month period immediately preceding the sale;

•	for a sale at any time during the sixth full fiscal year after Commonwealth Hotels, Inc. commences its management of the hotel, 2.0 times the sum of the aggregate base management fees and incentive fees earned for the most recent 12-month period immediately preceding the sale;

•	for a sale at any time during the seventh full fiscal year after Commonwealth Hotels, Inc. commences its management of the hotel, 1.5 times the sum of the aggregate base management fees and incentive fees earned for the most recent 12-month period immediately preceding the sale;

•	for a sale at any time during the eighth full fiscal year after Commonwealth Hotels, Inc. commences its management of the hotel, 1.0 times the sum of the aggregate base management fees and incentive fees earned for the most recent 12-month period immediately preceding the sale; or

•	for a sale at any time during the ninth full fiscal year or thereafter, no termination fee shall apply.

The termination fees described above will be payable as follows:

•	Our TRS will make 12 monthly cash payments to Commonwealth Hotels, Inc. in an amount equal to the monthly base management fee that had been payable with respect to such hotel immediately prior to the sale; and

•	On the first anniversary of the sale of the hotel, we will pay Commonwealth Hotels, Inc. in cash the remainder of the termination fee (an amount less than the aggregate of the amounts paid as described in the preceding bullet point).

Notwithstanding the above, if at any point during the 12 months following such a sale, we use the net sale proceeds from a sale of the hotel to acquire another hotel for which we engage Commonwealth Hotels, Inc. to serve as manager, the monthly payment obligations described above will cease and we would no longer be required to pay any further termination fee.

Hotel Pre-opening Expenses.    In connection with the re-opening of a renovated hotel subject to a management agreement with Commonwealth Hotels, Inc., we may request that Commonwealth Hotels, Inc. perform certain pre-opening services. In such event, our TRS will advance funds (subject to a pre-opening budget submitted to and approved by the TRS) to Commonwealth Hotels, Inc. to pay any amounts or reimburse any deficiencies arising in connection with the following pre-opening expenses:

•	any application or other fees and expenses in connection with obtaining the franchise;

•	all expenses related to or arising in connection with obtaining permits or licenses necessary for the operation of the hotel or the hotel’s businesses;

•	expenses for operating equipment and operating supplies which may be required as of the hotel’s opening date;

•	any projected losses associated with the re-opening of the hotel;

•	any other expenses incurred by our TRS or Commonwealth Hotels, Inc. in connection with the re-opening of the hotel; and

•	working capital.

Maintenance and Modifications.    Commonwealth Hotels, Inc. must maintain each hotel managed by it in good repair and condition and in conformity with applicable laws and regulations and in accordance with the franchisor’s standards for the operation of such hotel and make such routine maintenance, repairs and minor alterations, as it deems necessary. The cost of all such routine maintenance, repairs and alterations will be paid from gross revenues and treated as a deduction in determining the operating profit. The cost of non-routine repairs and maintenance, either to the hotel building or its fixtures, furniture, furnishings and equipment, shall be paid in accordance with the capital expenditure estimates for such non-routine repairs and maintenance.

Insurance.    Commonwealth Hotels, Inc. is responsible for procuring and maintaining insurance with insurance companies reasonably acceptable to our TRS and licensed to underwrite the type of insurance being issued in the jurisdiction in which such insurance policy will be delivered, including the following (subject, in some instances, to prior approval by our TRS or any qualified lender):

•	Insurance on the hotel, including contents, against loss or damage by fire, lightning and all other risks covered by usual standard, extended coverage endorsements with deductible limits approved by our TRS in an amount not less than 100% of the replacement cost;

•	Insurance against loss or damage from explosion of boilers, pressure vessels, pressure pipes and sprinklers installed in the hotel;

•	Insurance on the hotel, including contents, against loss or damage by earth movement with deductible limits approved by our TRS in an amount reasonably determined by the TRS consistent with local market conditions;

•	Business interruption insurance;

•	Worker’s compensation and employer’s liability insurance;

•	Fidelity bonds in amounts and with deductible limits approved by our TRS;

•	Comprehensive general public liability insurance;

•	Crime insurance and errors and omissions insurance insuring our TRS against intentional or negligent acts or omissions of Commonwealth Hotels, Inc. or its employees, in such amounts, with such carriers and under such policies as may be requested and approved by the TRS; and

•	Such other insurance in amounts as Commonwealth Hotels, Inc. and our TRS mutually deem advisable for protection against claims, liabilities or losses arising out of or connected with the operation of the hotel.

Insurance premiums and any costs or expenses with respect to such insurance (including deductibles for claims) shall be treated as deductions in determining operating profit.

Assignment.    Commonwealth Hotels, Inc. may not assign its rights and obligations under any management agreements with us without our prior written consent. Commonwealth Hotels, Inc., however, may assign its interest in a management agreement with us, without our consent, to any of its affiliates, and any such affiliate will be deemed to be Commonwealth Hotels, Inc. for purposes of the management agreement. Commonwealth Hotels, Inc. will be relieved of all further obligations under the management agreement if such affiliate has substantially similar financial resources and liquidity as Commonwealth Hotels, Inc. and the expertise to perform the obligations. Our TRS may assign the agreement, upon notice, to a wholly owned subsidiary of us or our TRS if such subsidiary leases or owns 100% of the hotel, and upon such assignment and assumption of the agreement by the assignee, our TRS will be relieved of all further obligations and liabilities under the management agreement.

Damage to Hotels.    If any of our hotels subject to a management agreement with Commonwealth Hotels, Inc. is damaged or destroyed by fire, casualty or other cause, our TRS is obligated, to the extent insurance proceeds are available (subject to the provisions of any mortgage encumbering the hotel), to repair or replace the damaged or destroyed portion of the hotel to substantially the same condition as existed prior to such damage or destruction. However, our TRS will not be obligated to repair or replace the damaged or destroyed portion of the hotel if (a) the damage occurs within two years of the expiration of the initial term of the management agreement, (b) the damage is in excess of 60% of the fair market value of the hotel as agreed by our TRS and Commonwealth Hotels, Inc. and (c) our TRS elects not to rebuild the hotel. In this instance, our TRS may terminate the management agreement, subject to the payment of amounts due to Commonwealth Hotels, Inc., and no further termination fees will apply.

In the event damage or destruction to a hotel from any cause materially and adversely affects the operation of the hotel and our TRS fails to timely (subject to unreasonable delays caused by Commonwealth Hotels, Inc. and to force majeure delays) commence and complete the repair, rebuilding or replacement of the damaged hotel such that it is substantially the same as it was prior to such damage, Commonwealth Hotels, Inc. may terminate the management agreement upon 90 days’ written notice to our TRS. Additionally, if the franchise agreement is terminated due to our TRS’s failure to repair or restore the hotel, the management agreement shall terminate automatically upon the termination of the franchise agreement.

Condemnation of a Property.    If all or substantially all of any of the hotels subject to a management agreement with Commonwealth Hotels, Inc. is taken in any eminent domain, condemnation, compulsory acquisition or similar proceeding, the affected management agreement will terminate on the date Commonwealth Hotels, Inc. ceases to have physical possession of the applicable hotel, and no termination fee will apply. In the event a partial taking or temporary condemnation does not make it unreasonable to continue to operate the hotel, the affected management agreement will not terminate. However, any condemnation award in this instance must be used, to the extent necessary, to restore the hotel to a state equivalent to its condition prior to the condemnation event, and the balance of such award will be paid to our TRS.

Annual Operating Projection.    Each of the management agreements will provide that not less than 45 days prior to the beginning of each fiscal year during the term of the management agreement, Commonwealth Hotels, Inc. will submit to our TRS for each of the hotels, an annual operating budget setting forth in detail an estimated profit and loss statement for the next 12 months (or for the balance of the fiscal year in the event of a partial first fiscal year), including a schedule of hotel room rentals and other rentals and a marketing and business plan for each of the hotels. The budget is subject to our TRS’s approval, not to be unreasonably withheld. The budget may be revised from time to time as business and operating conditions shall demand, subject to the reasonable approval of Commonwealth Hotels, Inc. and our TRS. In addition, in the event Commonwealth Hotels, Inc. determines to replace a hotel’s general property manager, our TRS will have the right to interview and approve, not to be unreasonably withheld, any new general property manager.

Capital Expenditure Estimates.    Commonwealth Hotels, Inc. must prepare a capital improvement budget of the expenditures necessary for replacement of furniture, fixtures and equipment and building repairs for the hotels during the following fiscal year and must provide such budget to our TRS for approval, at the same time Commonwealth Hotels, Inc. submits the proposed annual operating budget for approval. Commonwealth Hotels, Inc. will, in accordance with the capital improvement budget, make such substitutions and replacements of or renewals to furniture, fixtures and equipment and non-routine repairs and maintenance, as it deems necessary to maintain our hotels. Commonwealth Hotels, Inc. may not make any other expenditure without our TRS’s approval, except expenditures that are required by reason of any:

•	emergency;

•	applicable legal requirements;

•	the terms of any franchise agreement; or

•	other requirements for the continued safe and orderly operation of our hotels.

The cost of all such changes, repairs, alterations, improvements, renewals, or replacements will be paid from the capital improvement reserve or other monies advanced by our TRS.

Indemnity Provisions.    Commonwealth Hotels, Inc. has agreed to indemnify our TRS against all damages not covered by insurance that arise from:

•	the fraud, willful misconduct or gross negligence of Commonwealth Hotels, Inc.;

•	employee claims based on a substantial violation by Commonwealth Hotels, Inc. of employment laws or that are a direct result of the corporate policies of Commonwealth Hotels, Inc.;

•	the knowing or reckless placing, discharge, leakage, use or storage of hazardous materials in violation of applicable environmental laws on or in any of our hotels by Commonwealth Hotels, Inc.; or

•	the breach by Commonwealth Hotels, Inc. of the management agreement, including action taken by Commonwealth Hotels, Inc. beyond the scope of its authority under the management agreement, which breach is not timely cured.

Except to the extent indemnified by Commonwealth Hotels, Inc. as described in the preceding paragraph, our TRS has agreed to indemnify Commonwealth Hotels, Inc. against all damages not covered by insurance and that arise from (i) the due performance by Commonwealth Hotels, Inc. of services under the management agreement; or (ii) the condition or use of our hotels, except to the extent that such condition was caused by the negligence of Commonwealth Hotels, Inc. or such use was at the direction of Commonwealth Hotels, Inc.

Events of Default.    Events of default under each of the management agreements include:

•	Our TRS or Commonwealth Hotels, Inc. experiences the appointment of a receiver, trustee or custodian for all or any substantial part of its property, unless the appointment is set aside or vacated within 60 days;

•	Our TRS or Commonwealth Hotels, Inc. commences a bankruptcy-related proceeding;

•	Our TRS or Commonwealth Hotels, Inc. makes a general assignment for the benefit of its creditors;

•	Our TRS or Commonwealth Hotels, Inc. experiences the entry of any order for relief or other judgment or decree by a court of competent jurisdiction in an involuntary proceeding against it, provided such order, judgment or decree continues unstayed and in effect for 60 consecutive days;

•	Our TRS or Commonwealth Hotels, Inc. fails to make any payment in accordance with the management agreement within five days after written notice, when such payment is due and payable;

•	Receipt by the franchisee of the hotel’s brand of any notice from the franchisor claiming or alleging any material default under the franchise agreement, if the default is due to any act or omission of our TRS or Commonwealth Hotels, Inc. and is not cured to the satisfaction of the franchisor within 15 days of receipt of notice or if such default cannot reasonably be cured within 15 days and our TRS or Commonwealth Hotels, Inc. proceeds with due diligence to cure such default, within such time as is reasonably required;

•	Failure of the TRS to provide sufficient working capital to operate the hotel within three days after written notice from Commonwealth Hotels, Inc. of the need for such working capital; and

•	Our TRS or Commonwealth Hotels, Inc. fails to observe or perform any other covenants, undertakings, obligations or conditions of the management agreement, subject to a 30-day grace period or such time as is reasonably required to cure the default.

If an event of default occurs and continues beyond any grace period, in the event of a material breach, the non-defaulting party will have the option of terminating the management agreement, on 30 days’ notice to the other party.

Hyatt Regency Rochester Management Agreement

Upon the closing of our acquisition of the Hyatt Regency Rochester, our TRS will succeed to the rights and obligations of the management agreement with Hyatt Corporation for this hotel. The Hyatt Regency Rochester management agreement provides for a 30-year term expiring on December 31, 2022. Under the agreement, Hyatt Corporation may extend the term of the agreement for two successive periods of ten years each, provided that Hyatt Corporation provides us notice of its renewal election at least 18 months prior to expiration of the applicable term. The management agreement may not be terminated earlier than the stated term except with respect to, among other things, certain events of casualty. Hyatt Corporation will receive a base management fee, payable on a monthly basis, equal to 4% of the annual gross receipts. Hyatt Corporation is also eligible to receive an incentive fee, payable in monthly installments, equal to the amount by which 20% of the profit for a fiscal year exceeds the base fee for that fiscal year.

Hyatt and Regency are registered trademarks of Hyatt Corporation. Neither Hyatt Corporation nor any of its officers, directors, agents or employees has endorsed or approved of this offering and none of them should in any way be deemed an issuer or underwriter of the securities offered in this prospectus. Further, neither Hyatt Corporation nor any of its officers, directors, agents or employees has assumed, and none of them shall have, any liability arising out of or related to the securities offered in this prospectus, including without limitation, any liability or responsibility for any financial statements, projections or other financial information contained herein.

Franchise Licenses

Eight of our nine initial hotels operate under franchise licenses from national hotel companies. Our management agreement with Hyatt Corporation allows the Hyatt Regency Rochester to operate under the Hyatt brand.

We anticipate that most of the additional hotels we acquire will be operated under franchise licenses. We believe that the public’s perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

Commonwealth Hotels, Inc. must operate each of our hotels it manages in accordance with and pursuant to the terms of the franchise agreement for the hotel.

The franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses, the franchisee must comply with the franchisors’ standards and requirements with respect to, among other things:

•	training of operational personnel;

•	safety;

•	maintaining specified insurance;

•	the types of services and products ancillary to guest room services that may be provided;

•	display of signage; and

•	the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

Additionally, as the franchisee, our TRS will be required to pay the franchise fees described below.

The following table sets forth certain information for the franchise licenses for our initial hotels upon consummation of the formation transactions:

Property	Franchise Fee (1)		Gross Food and Beverage Sales (2)		Marketing/ Reservation Fee (3)	Expiration Date
Cincinnati Landmark Marriott	6%		3%		1%	12/31/2019
Hilton Cincinnati Airport	5%		-		4%	10/6/2014
Chicago Marriott Southwest at Burr Ridge	6	%(4)	3	%(5)	1%	8/11/2024
Embassy Suites Hotel Cincinnati-RiverCenter	4%		-		4%	6/05/2010
Embassy Suites Hotel Columbus/Dublin	4%		-		4%	7/29/2019
Embassy Suites Hotel Cleveland/Rockside	4%		-		4%	3/25/2020
Embassy Suites Hotel Denver-International Airport	4%		-		4%	12/12/2022
Embassy Suites Hotel Tampa-Airport/Westshore	4%		-		4%	12/15/2012

(1)	Percentage of room revenues payable to the franchisor.
(2)	Percentage of food and beverage sales payable to the franchisor.
(3)	Percentage of room revenues payable to the franchisor. In some cases, this amount may be increased by no more than 1% per year, not to exceed specified levels of gross room revenues.
(4)	This fee percentage is effective 48 months after the hotel opens. During the first 24 months after the hotel opens, the fee is 4% and 5% for the following 24 months.
(5)	During the first 36 months after the hotel opens this fee is 2%.

Marriott is a registered trademark of Marriott International, Inc. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys is in any way participating in, approving, or endorsing the offering described in this prospectus, any of the underwriting or accounting procedures used in the offering, or any representations made in connection therewith and none of them will receive any proceeds from the sale of the shares described herein and the purchasers of any shares will not receive any interest in Marriott or any of such other persons. Marriott has not endorsed or approved the sale of securities pursuant to this prospectus. The grant by Marriott of any franchise or other rights to the company is not intended as, and should not be interpreted as, an express or implied approval, endorsement or adoption of any statement regarding actual financial or other performance. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys, will in any way be deemed an “issuer” or “underwriter” of said “securities.” All financial statement or other financial information contained in this prospectus has been prepared by, and is the sole responsibility of the company. Neither Marriott nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys has assumed, and none will have, any liability or responsibility for any financial statements or other financial information contained in this prospectus.

Hilton and Embassy Suites Hotels are registered trademarks of Hilton Hospitality, Inc., an affiliate of Hilton Hotels Corporation. Neither Hilton nor any of its partners or affiliates is in any way participating in or endorsing the offering described in this prospectus and none of them will receive any proceeds from the sale of the shares described herein and the purchasers of any shares will not receive any interest in Hilton or any of its partners and affiliates. Hilton has not endorsed or approved the sale of securities pursuant to this prospectus. Neither Hilton nor any of its partners or affiliates, or their respective officers, directors, agents or employees, will in any way be deemed an “issuer” or “underwriter” of said “securities.” Neither Hilton nor any of its partners or affiliates, or any of their respective officers, directors, agents and employees have assumed, and none will have, any liability or responsibility for any financial statements, prospectuses or other financial information contained in this prospectus or similar written or oral communication.

Environmental Matters

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as owner of a contaminated property, to clean up the property, even if we did not know of or did not cause the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of clean-up, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. Under the environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. A person that arranges for the disposal or transports for disposal or treatment a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws that require a business using chemicals (such as swimming pool chemicals or detergent at a hotel property) to manage them carefully and to notify local officials that the chemicals are being used.

We have reviewed Phase I ESAs that were previously prepared for all of our initial hotels. Most of these Phase I ESAs were conducted within the last six years, though we have relied upon older Phase I ESAs for some of our initial hotels. Even though the Phase I ESAs we have reviewed did not reveal any material environmental contamination that might have a material adverse effect on our business, assets, results of operations or liquidity, we may have material environmental liabilities of which we are unaware. These Phase I ESAs were obtained in the past, and do not protect us as the purchaser of the initial hotels under the six-month statutory safe harbor from CERCLA liabilities. The Phase I ESAs may not identify all potential environmental liabilities.

The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. We can make no assurances that (1) future laws or regulations will not impose material environmental liabilities or (2) the current environmental condition of our hotel properties will not be affected by the condition of the properties in the vicinity of our hotel properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Further, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property.

Employees

Our Chairman of the Board of Directors and our Chief Executive Officer each currently serve as executive officers of Corporex. Our Chief Executive Officer will resign from Corporex upon completion of the offering and become a full-time employee of our company. At the closing of the offering, we expect to have six employees.

Legal Proceedings

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

SELECTED FINANCIAL DATA

The following table sets forth selected historical combined operating and financial data for Eagle Hospitality Group, the predecessor to the business of Eagle Hospitality Properties Trust, Inc. This information represents the collective historical combined financial condition and results of operations of the entities that own the eight hotels that were completed at June 30, 2004. The following selected historical combined financial data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 were derived from audited combined financial statements contained elsewhere in this prospectus. The following selected historical combined financial data as of December 31, 2001, 2000 and 1999 and for each of the years ending December 31, 2000 and 1999 were derived from unaudited financial statements that are not contained in this prospectus. The audited and unaudited historical combined financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of such dates and for such periods under accounting principles generally accepted in the United States.

We will initially own a 100% interest in eight of our initial hotels and a 49% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. Because we have the right and obligation to acquire the remaining 51% interest in such entity from William P. Butler no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included on our consolidated financial statements as required by GAAP.

The historical information set forth below does not include any data with respect to the Chicago Marriott Southwest at Burr Ridge. This hotel opened on August 11, 2004.

The following summary pro forma financial and operating data includes consolidated pro forma financial information to reflect adjustments relating to the formation transactions. The unaudited pro forma statement of operations data for the year ended December 31, 2003 are presented as if the formation transactions and this offering had occurred on January 1, 2003. The unaudited pro forma statement of operations data for the six months ended June 30, 2004 are presented as if the formation transactions and this offering had occurred on January 1, 2004. The unaudited pro forma balance sheet data as of June 30, 2004 are presented as if the formation transactions and this offering had occurred on June 30, 2004. See “Unaudited Pro Forma Financial Information” for cautionary recommendations regarding the use and interpretation of this pro forma information.

You should read the following summary historical combined and pro forma consolidated financial and operating data together with “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

	Pro Forma for the Year Ended December 31, 2003	Pro Forma for the Six Months Ended June 30, 2004	Historical for the Years Ended December 31,
			1999	2000	2001	2002	2003
Operating Data:
Number of rooms (1)	2,139	2,139	1,410	1,694	1,965	2,139	2,139
Number of Room Nights annually (2)	780,735	389,298	474,876	525,432	635,654	722,445	780,735
Occupancy	60.6%	64.0%	66.1%	67.6%	57.2%	62.4%	60.6%
ADR	$112.68	$111.53	$116.07	$115.24	$115.64	$108.68	$112.68
RevPAR	$68.27	$71.37	$76.73	$77.86	$66.11	$67.77	$68.27

			(dollars in thousands)
Statement of operations data:
Revenues	$74,655	$39,067	$51,261	$56,989	$59,104	$69,820	$74,655
Hotel operating expenses, excluding depreciation, amortization and corporate overhead	53,633	27,270	38,229	42,768	45,139	50,683	53,908
Corporate overhead	2,681	183	—	—	—	—	—
Depreciation and amortization (3)	11,145	5,197	5,413	5,996	6,596	8,563	9,518

Operating profit	7,196	6,417	7,619	8,225	7,369	10,574	11,229
Interest income	104	82	128	212	189	306	104
Interest expense	7,436	3,500	8,883	10,912	11,478	12,026	12,060
Other income, net	10	15	—	—	(4)	6	10

Net income (loss)	$(126)	$3,014	$(1,136)	$(2,475)	$(3,924)	$(1,140)	$(717)

Statement of cash flows data:
Net cash provided by operating activities			$3,544	$4,074	$1,068	$5,168	$8,737
Net cash used in investing activities			(43,292)	(37,221)	(33,399)	(23,592)	(1,920)
Net cash provided by (used in) financing activities			41,597	34,365	33,107	17,657	(7,737)
Balance Sheet Data:
Total assets		$212,556	$111,428	$138,771	$167,513	$185,372	$177,022
Total debt		120,036	116,626	147,242	183,173	200,553	196,840
Total liabilities		127,221	120,626	152,950	188,584	206,220	202,223
Total owners’ equity (deficit)		85,335	(9,198)	(14,179)	(21,071)	(20,848)	(25,201)
Other Financial Data:
EBITDA (4)	$18,455	$11,711	$13,160	$14,433	$14,150	$19,449	$20,861
FFO (5)	11,019	8,211	4,277	3,521	2,672	7,423	8,801

(1)	As of period end.
(2)	The following hotels were added to the group during the period of January 1, 1999 through December 31, 2003:

Property	Opening Date
Cincinnati Landmark Marriott	May 4, 1999
Embassy Suites Hotel Columbus/Dublin	November 29, 2000
Embassy Suites Hotel Cleveland/Rockside	October 29, 2001
Embassy Suites Hotel Denver-International Airport	December 2, 2002

(3)	Investments in hotel properties will be stated at acquisition cost and allocated to property and equipment and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141. Property and equipment will be recorded at current replacement value for similar capacity, and identifiable intangible assets will be recorded at estimated fair value. Property and equipment will be depreciated using the straight-line method over an estimated useful life of 15-40 years for building and improvements and 3-10 years for furniture and equipment.

(4)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe EBITDA is a useful financial performance measure of adjusted earnings for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with GAAP. We use EBITDA to measure the financial performance of our operating hotels because it excludes expenses such as depreciation and amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from hotel to hotel based on a variety of factors unrelated to the hotels’ financial performance, we can more accurately assess the financial performance of our hotels. Under GAAP, hotel properties are recorded at historical cost at the time of acquisition and are depreciated on a straight-line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of hotels unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent net income (loss) and should not be considered as an alternative to operating income or net income determined in accordance with GAAP. EBITDA does not represent cash flows from operating activities determined in accordance with GAAP, and should not be considered as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. Below is a reconciliation of EBITDA to net (loss) income.

	Pro Forma for the Year Ended December 31, 2003	Pro Forma for the Six Months Ended June 30, 2004	Historical for the Years Ended December 31,
			1999	2000	2001	2002	2003
			(dollars in thousands)
Reconciliation of EBITDA
Net (loss) income	$(126)	$3,014	$(1,136)	$(2,475)	$(3,924)	$(1,140)	$(717)
Plus depreciation and amortization	11,145	5,197	5,413	5,996	6,596	8,563	9,518
Plus interest expense	7,436	3,500	8,883	10,912	11,478	12,026	12,060

EBITDA	$18,455	$11,711	$13,160	$14,433	$14,150	$19,449	$20,861

(5)

Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after adjustment for any minority interest deriving from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure of adjusted earnings for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income (loss), which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, it may not be calculated in the same manner by other companies, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs. Below is a reconciliation of FFO to net (loss) income.

	Pro Forma for the Year Ended December 31, 2003	Pro Forma for the Six Months Ended June 30, 2004	Historical for the Years Ended December 31,
			1999	2000	2001	2002	2003
			(dollars in thousands)
Reconciliation of FFO
Net (loss) income	$(126)	$3,014	$(1,136)	$(2,475)	$(3,924)	$(1,140)	$(717)
Plus depreciation and amortization	11,145	5,197	5,413	5,996	6,596	8,563	9,518

FFO	$11,019	$8,211	$4,277	$3,521	$2,672	$7,423	$8,801

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information gives effect to the formation transactions described above under “Formation Transactions” and to the consummation of this offering. The pro forma adjustments related to the formation transactions principally include the refinancing of our indebtedness. The historical financial information as of December 31, 2003 and for the year then ended has been derived from the audited combined financial statements of the initial eight completed hotels, which are included elsewhere in this prospectus. The unaudited pro forma balance sheet data as of June 30, 2004 are presented as if the formation transactions had occurred on June 30, 2004. The unaudited pro forma statement of operations data for the year ended December 31, 2003 are presented as if the transactions had occurred on January 1, 2003. The historical financial information as of June 30, 2004 and for the three months then ended has been derived from the unaudited combined financial statements of the initial eight completed hotels, which are included elsewhere in this prospectus. The unaudited pro forma statement of operations data for the six months ended June 30, 2004 are presented as if the transactions had occurred on January 1, 2003.

The unaudited pro forma financial information and related notes are presented for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been if the transactions had in fact occurred on the earlier dates discussed above. This information also does not project or forecast our consolidated financial position or results of operations for any future date or period.

The unaudited pro forma financial information should be read in conjunction with our historical combined financial statements and related notes included elsewhere in this prospectus and with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Formation Transactions.” The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

COMBINED BALANCE SHEETS

HISTORICAL AND PRO FORMA

As of June 30, 2004 (dollars in thousands)

	Unaudited Historical June 30, 2004	Pro Forma Adjustments and Eliminations		Pro Forma June 30, 2004
ASSETS
Investment in hotel properties, net	$158,874	$40,394	(3)	$199,268
Cash and cash equivalents	2,735	142,187	(1)	1,609
		(56,899	)(4)
		(11,828	)(5)
		(74,586	)(6)
Restricted cash—real estate tax escrows	2,860	(2,860	)(4)	—
Restricted cash—reserves for replacements	7,192	(465	)(4)	6,727
Restricted investments—marketable securities	994	(994	)(4)	—
Accounts receivable	2,658			2,658
Accounts receivable—affiliate	191			191
Inventory	341			341
Prepaid expenses	292			292
Deferred charges and other assets (net of amortization of $3,356 and $2,513 as of the period ended June 30, 2004 and 2003, respectively, and $2,881 and $1,996 in 2003 and 2002, respectively)	1,470			1,470

Total Assets	$177,607	$34,949		$212,556

LIABILITIES AND STOCKHOLDERS’/ PARTNERS’/MEMBERS’ EQUITY
Mortgage notes payable	$150,146	$(53,844	)(6)	$96,302
Related party mortgage debt payable	23,606			23,606
Related party debt payable	20,742	(20,742	)(6)	-
Capital lease payable	128			128
Accounts payable	1,330			1,330
Due to affiliates	233			233
Accrued expenses	5,045			5,045
Advance deposits	397			397
Interest rate swap	180			180

Total Liabilities	201,807	(74,586)		127,221

STOCKHOLDERS’, PARTNERS’, AND MEMBERS’ EQUITY:
Common shares at par value	37	(37	)(3)	-
Shares of Common Stock		142	(1)	147
		2	(2)
		2	(7)
		1	(8)
Additional paid-in capital		142,045	(1)	76,018
		2,029	(2)
		(58,338	)(3)
		(11,828	)(5)
		(1	)(8)
		2,111	(7)

Minority interest		13,314	(3)	13,314
Deferred compensation		(2,113	)(7)	(4,144)
		(2,031	)(2)

STOCKHOLDERS’, PARTNERS’ AND MEMBERS’ EQUITY	(24,237)	85,455	(3)
		(61,218	)(4)

TOTAL STOCKHOLDERS’, PARTNERS’ AND MEMBERS’ EQUITY	(24,200)	109,535		85,335

Total Liabilities and Equity	$177,607	$34,949		$212,556

(1)	Reflects the sale of 14,583,333 shares of common stock of Eagle Hospitality Properties Trust, Inc., par value $.01 per share, at a price of $9.75 per share.
(2)	Reflects the issuance of 208,332 shares of common stock to Corporex.

(3)	Reflects the minority interest resulting from the contributed assets to us, based on the following:

As of June 30, 2004
Sponsor proceeds contributed	$130,359
Minority equity	(24,237)
Cash paid	(61,218)

44,904
Minority interest % share	29.65%

Minority interest	$13,314

Minority Interest Step-Up Calculation to Fair Value as of June 30, 2004

	Carry Value 6/30/04	Total Consideration	Excess	Minority Interest %	Step-Up
Embassy Suites Hotel Tampa- Airport/Westshore	$7,115	$33,248	$26,133	54.5%	$14,242
Hyatt Regency Rochester	17,099	30,388	13,289	54.5	7,243
Cincinnati Landmark Marriott	35,012	63,395	28,383	46.0	13,056
RiverCenter Embassy Suites	9,492	32,359	22,867	2	457
Hilton Cincinnati Airport	8,906	19,188	10,282	22	2,262
Embassy Suites Hotel Denver- International Airport	20,994	28,081	7,087	44.3	3,140

Total					$40,400

The equity interest in the separate entities that own each of the hotels was accounted for on a cost basis for the interests contributed by the original contributors and included a step-up to fair value for the six hotels (Embassy Suites Hotel Tampa Airport/Westshore, Hyatt Regency Rochester, Hilton Cincinnati Airport, Chicago Marriott Southwest at Burr Ridge, Cincinnati Landmark Marriott and Embassy Suites Hotel Denver-International Airport) in which there were minority interests (i.e., ownership other than by Corporex, its affiliates, Mr. Butler or any of his relatives). The separate purchase price of each of the separate entities that own the hotel properties is as follows:

Entity	Hotel	Purchase Price (000’s)
CPX-RiverCenter Landmark Hotel Limited Partnership*	Cincinnati Landmark Marriott	$63,395
Corporex Key Limited Partnership No. 2*	Hilton Cincinnati Airport	19,188
Rochester Downtown Hotel, Inc.*	Hyatt Regency Rochester	30,388
EHP Burr Ridge, LLC	Chicago Marriott Southwest at Burr Ridge	28,008
RiverCenter Hotel Limited Partnership	Embassy Suites Hotel Cincinnati-RiverCenter	32,359
EHP Dublin Suites, LLC.	Embassy Suites Hotel Columbus/Dublin	43,105
EHP Independence Suites, LLC.	Embassy Suites Hotel Cleveland/Rockside	39,587
EHP DIA Suites, LLC.	Embassy Suites Hotel Denver–International Airport	28,081
Tampa Westshore Hotel, Inc.*	Embassy Suites Hotel Tampa Airport/Westshore	33,248

*	This entity will be converted by merger into a limited liability company prior to the closing of the formation transactions.

(4)	Reflects the cash portion of the purchase price to acquire certain of the single purpose entities that own the initial hotels, as described above under “Formation Transactions.” The cash payments related to the initial hotels are as follows:

	Fixed Cash Payment	Estimated Net Working Capital	Total
Cincinnati Landmark Marriott	$14,711	$2,436	$17,147
Hilton Cincinnati Airport	9	(205)	(196)
Hyatt Regency Rochester	11,483	4,382	15,865
Chicago Marriott Southwest at Burr Ridge	612	—	612
Embassy Suites Hotel Denver-International Airport	6,068	350	6,418
Embassy Suites Hotel Tampa-Airport/ Westshore	17,117	1,299	18,416
Embassy Suites Hotel Cincinnati-RiverCenter	—	216	216
Embassy Suites Hotel Cleveland/ Rockside	—	611	611
Embassy Suites Hotel Columbus/ Dublin	—	2,129	2,129

	$50,000	$11,218	$61,218

Net working capital consists of the following:

Cash and Cash Equivalents	$2,735
Restricted Cash	10,052
Restricted Investments-Marketable Securities	994
Accounts Receivable	2,849
Other	1,593

Total Assets	18,223
Less:
Accounts Payable	1,563
Accrued Expenses	5,045
Advance Deposits	397

Total Liabilities	7,005

Net Working Capital	$11,218

(5)	Reflects the payment of $11,828,125 of offering costs, consisting of $9,242,187 of underwriting discount, $710,938 for financial advisory services and $1,875,000 of other expenses.
(6)	Reflects mortgage notes and intercompany notes payoffs as follows:

	6/30/04 Mortgage Debt	6/30/04 Related Party Debt	6/30/04 Total
Embassy Suites Hotel Cincinnati-RiverCenter	$8,000	$1,643	$9,643
Embassy Suites Hotel Cleveland/Rockside	3,000	8,344	11,344
Embassy Suites Hotel Columbus/Dublin	-	9,862	9,862
Embassy Suites Denver-International Airport	13,660	258	13,918
Hilton Cincinnati Airport	11,884	635	12,519
Embassy Suites Hotel Tampa-Airport/Westshore	15,268	-	15,268
Hyatt Regency Rochester	2,032	-	2,032

	$53,844	$20,742	$74,586

(7)	Reflects the issuance of 216,668 shares of restricted stock to our employees and directors. Upon consummation of the offering, we will issue 83,333 shares of restricted stock to Mr. Butler, 83,333 shares of restricted stock to Mr. Blackham, 20,833 shares of restricted stock to Mr. Frederick and 4,167 shares of restricted stock to each of the remaining non-employee directors as a portion of their compensation. With respect to Messrs. Butler, Blackham and Frederick, one-fifth of the shares of restricted stock will vest on each of the first five anniversaries of the date of grant. With respect to the remaining directors, all of the shares of restricted stock will vest on the first anniversary of the date of grant. These restricted shares will be charged to expenses ratably as the shares vest in an amount equal to the number of shares expected to vest each year times the market value of the shares at the vesting date. Given that we intend to hire additional employees simultaneously with or shortly after the closing of this offering, we may issue up to an aggregate of 20,000 shares of additional restricted stock, which would be subject to a five-year vesting period, during the remainder of 2004.

(8)	Reflects the reclassification of 146,540 shares of our common stock from paid-in capital to capital stock, resulting from the contribution of the entities that own the Embassy Suites Hotel Tampa-Airport/Westshore and Hyatt Regency Rochester properties.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

COMBINED STATEMENT OF OPERATIONS

HISTORICAL AND PRO FORMA

For the year ended December 31, 2003 and the six months ended June 30, 2004

(dollars in thousands, except per share amounts)

	Audited Historical December 31, 2003(8)	Pro Forma Adjustments		Pro Forma December 31, 2003	Unaudited Historical June 30, 2004(8)	Pro Forma Adjustments		Pro Forma June 30, 2004
REVENUES:
Rooms department	$53,297	—		$53,297	$27,782			$27,782
Food and beverage department	18,381	—		18,381	9,732			9,732
Other operating departments	2,977	—		2,977	1,553			1,553

Total revenues	74,655	—		74,655	39,067			39,067
OPERATING EXPENSES:
Rooms department	13,724	—		13,724	6,828			6,828
Food and beverage department	12,158	—		12,158	6,132			6,132
Other operating departments	1,654	—		1,654	878			878
Selling, general and administrative expense	24,594	$650	(4)	27,275	12,607	$183	(4)	12,790
		2,031	(7)	—
Management fees—related party	1,778	(275	)(3)	1,503	999	(174	)(3)	825
Depreciation and amortization	9,518	1,627	(2)	11,145	4,384	813	(2)	5,197

Total operating expenses	63,426	4,033		67,459	31,828	822		32,650

NET OPERATING INCOME	11,229	(4,033)		7,196	7,239	(822)		6,417
OTHER INCOME (EXPENSE):
Interest expense	(9,771)	3,631	(1)	(6,140)	(4,847)	1,792	(1)	(3,055)
Interest expense—related party	(2,289)	993	(1)	(1,296)	(935)	490	(1)	(445)
Interest income	104	—		104	82	—		82
Other income—net	10	—		10	15	—		15

Total other expense	(11,946)	4,624		(7,322)	(5,685)	2,282		(3,403)

NET (LOSS) INCOME before Minority Interest and Income Taxes	(717)	591		(126)	1,554	1,460		3,014
Income tax expense	0	0		0	0	0		0
Minority interest	0	(37)		(37)	0	894		894

NET (LOSS) INCOME from continuing operations	$(717)	$628		$(89)	$1,554	$566		$2,120

Earnings per share from continuing operations: Basic				$(0.01)				$0.14

Common shares outstanding: Basic				15,005 (5)				15,024 (5)
Earnings per share from continuing operations: Diluted				$(0.01)				$0.14

Common shares outstanding: Diluted				15,155 (6)				15,155 (6)

December 31, 2003 Notes to the Pro Forma Statements of Operations:

(1)	Adjustment to interest expense due to mortgage and related party notes payoffs as follows:

	12/31/03 Mortgage Debt	12/31/03 Related Party Debt	12/31/03 Total
Embassy Suites Hotel Cincinnati-RiverCenter	$811	$81	$892
Embassy Suites Hotel Cleveland/Rockside	330	428	758
Embassy Suites Hotel Columbus/Dublin	-	431	431
Embassy Suites Denver-International Airport	657	20	677
Hilton Cincinnati Airport	654	19	673
Embassy Suites Hotel Tampa Airport/Westshore	956	-	956
Hyatt Regency Rochester	223	14	237

	$3,631	$993	$4,624

(2)	Entry made to record additional depreciation expense resulting from the step-up to fair value of net carrying value due to acquisition of minority interest.

(3)	Entry to adjust management fees and incentive management fees to reflect new management agreements.

	For period ended December 31, 2003
	Historical Fee	Pro Forma Fee	Adjustment
Embassy Suites Hotel Cincinnati-RiverCenter	$212	$179	$(33)
Embassy Suites Hotel Cleveland/Rockside	212	212	0
Embassy Suites Hotel Columbus/Dublin	258	258	0
Embassy Suites Denver-International Airport	166	138	(28)
Hilton Cincinnati Airport	169	141	(28)
Embassy Suites Hotel Tampa Airport/Westshore	364	206	(158)
Cincinnati Landmark Marriott	397	369	(28)

	$1,778	$1,503	$(275)

(4)	Adjustment represents restricted shares issued to directors and officers. Pro forma compensation expense is calculated as follows:

216,668 shares valued at $9.75 per share; 29,169 shares vest on the first anniversary of issuance and 187,449 shares vest one-fifth annually for five years, for pro forma compensation expense of $650 for the year.

(5)	The shares used in the basic calculation include:

Initial Shares	14,583,333
Corporex	208,332
Total restricted shares	216,668
Shares issued as consideration for the Embassy Suites Hotel Tampa Airport/Westshore and Hyatt Regency Rochester properties	146,540
less: Unvested restricted shares	(149,999)

Total Basic Shares	15,004,874

(6)	The shares used in the diluted calculation include:

Initial Shares	14,583,333
Corporex	208,332
Total restricted shares	216,668
Shares issued as consideration for the Embassy Suites Hotel Tampa-Airport/Westshore and Hyatt Regency Rochester properties	146,540

Total Diluted Shares	15,154,873

(7)	Adjustment represents shares of common stock issued to Corporex in exchange for its execution of a strategic alliance agreement with us, which shares will vest after one year unless the agreement is terminated in the first year due to a default by Corporex. Pro forma compensation expense is calculated as follows: 208,332 shares valued at $9.75 per share; all shares vest on the first anniversary of issuance, for pro forma compensation expense of $2,031 for the year.

(8)	The historical statements of operations include all of the operating costs, including the hotel level general and administrative costs, of the individual hotels. Neither the historical nor the pro forma statements of operations include any of the expenses of a separate parent-type entity such as Eagle Hospitality Properties Trust, Inc. Such expenses would include, among others, compensation and benefits for parent company employees as well as rent, utilities and other administrative expenses, which we estimate would be approximately $2,600 annually.

June 30, 2004 Notes to the Pro Forma Statements of Operations:

(1)	Adjustment to interest expense due to mortgage and related party notes payoffs as follows:

	6/30/04 Mortgage Debt	6/30/04 Related Party Debt	6/30/04 Total
Embassy Suites Hotel Cincinnati-RiverCenter	$404	$38	$442
Embassy Suites Hotel Cleveland/Rockside	165	214	379
Embassy Suites Columbus/Dublin	–	211	211
Embassy Suites Hotel Denver-International Airport	329	6	335
Hilton Cincinnati Airport	327	16	343
Embassy Suites Hotel Tampa-Airport/Westshore	465	–	465
Hyatt Regency Rochester	102	5	107

	$1,792	$490	$2,282

(2)	Entry made to record additional depreciation expense resulting from the step-up of net carrying value to fair value due to acquisition of minority interest.

(3)	Entry to adjust management fees and incentive management fees to reflect new management agreements.

	For period ended June 30, 2004
	Historical Fee	Pro Forma Fee	Adjustment
Embassy Suites Hotel Cincinnati-RiverCenter	$96	$105	$9
Embassy Suites Hotel Cleveland/Rockside	111	111	–
Embassy Suites Hotel Columbus/Dublin	135	135	–
Embassy Suites Denver-International Airport	113	94	(19)
Hilton Cincinnati Airport	91	76	(15)
Embassy Suites Hotel Tampa Airport/Westshore	230	114	(116)
Cincinnati Landmark Marriott	223	190	(33)

	$999	$825	$(174)

(4)	Adjustment represents restricted shares issued to officers and a director. Pro forma compensation expense is calculated as follows:

187,499 shares valued at $9.75 per share for total compensation of $1,828, of which one-fifth vests annually for pro forma compensation expenses of $366 annually or $183 for the six months ended June 30, 2004.

(5)	The shares used in the basic calculation include:

Initial Shares	14,583,333
Corporex	208,332
Total restricted shares	216,668
Shares issued as consideration for the Embassy Suites Hotel Tampa-Airport/Westshore and the Hyatt Regency Rochester	146,540
less: Unvested restricted shares	(131,265)

Total Basic Shares	15,023,608

(6)	The shares used in the diluted calculation include:

Initial Shares	14,583,333
Corporex	208,332
Total restricted shares	216,668
Shares issued as consideration for the Embassy Suites Hotel Tampa-Airport/Westshore and the Hyatt Regency Rochester	146,540

Total Diluted Shares	15,154,873

(7)	The historical statements of operations include all of the operating costs, including the hotel level general and administrative costs, of the individual hotels. Neither the historical nor the pro forma statements of operations include any of the corporate overhead expenses that are typical for a stand-alone entity. Such expenses would include, among others, compensation and benefits for management employees as well as rent, utilities and other administrative expenses, which we estimate would be approximately $1,300,000 for six months ended June 30, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition, results of operations, liquidity and capital resources in conjunction with our combined historical financial statements and the related notes. The notes to the combined financial statements provide additional information about us and the basis of presentation used in this prospectus.

Overview

We are a Maryland corporation that was formed in April 2004 to pursue current and future opportunities in the full-service and all-suites hotel industry. We intend to be self-advised and to own our hotels and conduct our business through an operating partnership, EHP Operating Partnership, L.P. Upon consummation of the formation transactions and the closing of this offering, our company will initially own approximately 70% of the partnership units in our operating partnership. Limited partners (including certain of our officers and directors) will own the remaining operating partnership units. After one year, limited partners may generally redeem each of their operating partnership units for the cash value of one share of our common stock or, at our sole option, one share of common stock. We also intend to elect to be treated as a REIT for federal income tax purposes.

Upon consummation of the formation transactions, our portfolio will consist of nine full-service and all-suites hotels under the Embassy Suites Hotels, Marriott, Hilton and Hyatt brands. We will acquire a 100% interest in eight of our initial hotels and a 49% interest in the ninth hotel from affiliates of Corporex, which is controlled by William P. Butler, our Chairman, and other third parties for a cash payment equal to $50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004), 5,566,352 operating partnership units and 146,540 shares of common stock. No later than January 31, 2006, we will acquire the remaining 51% interest in the ninth hotel for 427,485 operating partnership units. The aggregate consideration to be ultimately paid for 100% of the interests in all of the nine initial hotels is valued at $317.3 million, including the assumption of $207.5 million of consolidated debt but excluding the cash portion of the purchase price attributable to the hotels’ collective net working capital as of the closing. The purchase price excludes earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units, which will be payable over a three-year period to the original contributors of the Embassy Suites Hotel Columbus/Dublin, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport only if certain operating measurements are achieved on any trailing 12-month basis within three years from the contribution. We expect to use $74.6 million of the offering proceeds to repay consolidated debt. As a result, we expect to have an aggregate of $132.9 million in consolidated debt upon consummation of these formation transactions, or approximately 39.2% of our total market capitalization.

For us to qualify as a REIT, we cannot operate hotels. Therefore, our operating partnership and its subsidiaries will lease our hotel properties to our TRS, which will in turn engage an eligible independent contractor to manage our hotels. Our TRS, which is a wholly owned subsidiary of our operating partnership, will be consolidated into our financial statements for accounting purposes. Since both our operating partnership and our TRS are controlled by us, our principal source of funds on a consolidated basis will be from the operations of our hotels. The earnings of our TRS will be subject to taxation like other regular C corporations, which will reduce our operating results, funds from consolidated operations and the cash otherwise available for distribution to our stockholders.

The discussion below relates to the financial condition and results of operations of the eight initial hotels that were in operation on a combined basis. For accounting purposes, the entities that previously owned the initial properties are deemed to be our predecessor. All significant intercompany accounts and transactions have been eliminated. The combined historical financial statements presented herein were prepared in accordance with GAAP.

We will initially own a 100% interest in eight of our initial hotels and a 49% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. Because we have the right and obligation to acquire the remaining 51% interest in such entity from William P. Butler, no later than January 31, 2006, in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements as required by GAAP.

Results of Operations of the Initial Hotels

In the hotel industry most categories of operating costs do not vary directly with the volume of sales, the exceptions being franchise, management, and credit card fees and the costs of the food and beverages served. Because of this operating leverage, changes in sales volume disproportionately impact operating results. Room revenue is the most important category of revenue and drives other revenue categories such as food and beverage and telephone. There are three key performance indicators used in the hotel industry to measure room sales:

•	Occupancy, or the number of rooms sold, usually expressed as a percentage of total rooms available;

•	Average Daily Rate (ADR), which is total room revenue divided by the number of rooms sold; and

•	RevPAR (revenue per available room), which is the product of the occupancy percentage and ADR.

We broadly group our guests into two sectors: transient and group. The transient sector includes the leisure, business or government traveler making individual room reservations. The group sector is composed of bookings for 10 or more rooms and includes leisure, business, government and convention and association travelers. The group leisure sector includes blocks for wedding parties, family reunions and other social gatherings. We offer our largest volume corporate customers a negotiated rate, and we refer to these customers as the group preferred business sector. We generally book the group sector at lower negotiated rates in order to maintain occupancy, but group events are often associated with higher food and beverage revenue.

Comparison of the First Six Months of 2004 to First Six Months of 2003

Overview.    In the first six months of 2004, the hotel industry began to recover from a challenging year in 2003. In 2003, travel, in general, was affected by a number of factors, including the war in Iraq, intermittently raised terror alert levels as well as an overall weak economy.

Over the past few years, our general operating strategy has been to maintain ADR for the entire portfolio, as compared to many other operators that have been reducing ADR for their portfolios in order to maintain or increase occupancy. The rationale for our strategy was to position our properties for future growth in ADR upon an expected rebound in the economy and hospitality markets.

Revenues.    Total hotel operating revenues increased $2.4 million, or 6.5%, from $36.7 million in the first six months of 2003 to $39.0 million in the first six months of 2004. Of this $2.4 million increase, approximately $1.7 million consisted of room revenue and $0.6 million consisted of food and beverage revenue. Four of our hotels, the Hilton Cincinnati Airport, Embassy Suites Hotel Columbus/Dublin, Embassy Suites Hotel Cleveland/Rockside and Embassy Suites Hotel Denver-International Airport, generated nearly all of the room revenue increase. The Embassy Suites Hotel Denver-International Airport is our second most recently opened hotel and continues to penetrate its market. The Embassy Suites Hotel Columbus/Dublin and the Embassy Suites Hotel Cleveland/Rockside, also recently opened hotels, are still penetrating their markets, which have been sluggish for the past several years. The Hilton Cincinnati Airport is continuing to rebuild its occupancy after its 100-room expansion in 1998. Occupancy at these four hotels increased 17.2% from 53.3% for the first six months of 2003 to 61.4% for the first six months of 2004, with the Embassy Suites Hotel Denver-International Airport producing 64% of the room revenue increase for this group of hotels. The group sector accounted for approximately two-thirds of the occupancy increase at these four hotels in the first six months of 2004, driven by a new contract for airline flight crews at the Hilton Cincinnati Airport, continued penetration of the Denver market and the return of a large corporate group customer at the Embassy Suites Hotel Columbus/Dublin. The preponderance of group business at these four hotels pressured ADR, which decreased $1.20, or 1.2%, during the first six months of 2004 to $101.41 from $102.61 during the first six months of 2003 for these four hotels. RevPAR for these four hotels increased $8.08, or 15.2%, to $61.40 in the first six months of 2004 from $53.32 during the same six month period of 2003.

Room revenue at the other four hotels in our initial portfolio for the first six months of 2004 was nearly flat as compared to the first six months of 2003. Occupancy, ADR and RevPAR for the first 6 months of 2004 were nearly identical to the amounts generated during the first six months of 2003.

Food and beverage revenue generally varies with room revenues. Therefore, approximately two-thirds of the $0.6 million increase in food and beverage revenue in the first six months of 2004 as compared to the first six months of 2003 was generated collectively at the Hilton Cincinnati Airport, Embassy Suites Hotel Columbus/Dublin, Embassy Suites Hotel Cleveland/Rockside and Embassy Suites Hotel Denver-International Airport, due to increased occupancy at such hotels. The remaining third of the increase was generated at our remaining hotels as they increased meal functions included in group contracts.

Operating Expenses.    Hotel operating expenses before depreciation and amortization increased by $0.3 million, or 1.3%, from $27.1 million in the first six months of 2003 to $27.4 million in the first six months of 2004. Although energy costs rose slightly, the majority of the increase was due to franchise, management and credit card fees, which vary proportionately with volume of sales.

Net Operating Income.    Net operating income increased $2.5 million, or 52.2%, in the first six months 2004 from $4.8 million in the first six months of 2003 to $7.2 million in the first six months of 2004. This increase demonstrates the operating leverage of increased revenues and costs that do not vary proportionately with volume of sales.

Depreciation and Amortization Expense.    Total depreciation and other amortization expense decreased by approximately $0.4 million from $4.8 million in the first six months of 2003 to $4.4 million in the first six months of 2004. This decrease resulted from fewer assets being depreciated at the Cincinnati Landmark Marriott and the Hilton Cincinnati Airport.

Interest Expense.    Total interest expense decreased $0.3 million in the first six months of 2004 compared to the first six months of 2003 due to a lower weighted average interest rate and a declining principal balance on outstanding debt.

Net Income (Loss).    During the first six months of 2004, we generated net income of $1.6 million as compared to a net loss of $(1.3) million in the first six months of 2003.

Comparison of 2003 to 2002

Overview.    As discussed above, the hotel industry had a very challenging year in 2003.

Revenues.    Total hotel operating revenues increased $4.9 million, or 6.9%, from $69.8 million in 2002 to $74.7 million in 2003. This increase resulted primarily from a $5.4 million increase in revenues from the full-year operations of the Embassy Suites Hotel Denver-International Airport, which opened in December 2002, offset by a $500,000 decrease of food and beverage revenue at the remaining hotels during 2003, primarily due to lower banquet and catering business volumes, which resulted from fewer group sector bookings in 2003. We believe food and beverage revenue declined in 2003 as compared to 2002 as a result of heavier military group bookings in 2002 as compared to 2003 at the Embassy Suites Hotel Tampa-Airport/Westshore as a result of troop build-up and the temporary loss of a corporate group client at the Embassy Suites Hotel Columbus/Dublin, which client returned in 2004.

Room revenues on an aggregate basis for the year ended December 31, 2003, increased $4.3 million over the year ended December 31, 2002. The Embassy Suites Hotel Denver-International Airport accounted for $4.1 million of the increase with the remaining hotels experiencing a slight increase in room revenue. Hotels that had been open at least one year experienced ADR growth during 2003, which reflected ADR of $112.27 during 2003 as compared to ADR of $108.38 during 2002. This ADR increase of $3.89, offset by a 3.1% decrease in occupancy, resulted in a slight increase in RevPAR of $68.41 for 2003 as compared to $68.07 for the prior period. We believe occupancy decreased in 2003 as compared to 2002 as a result of heavier military group bookings in 2002 as compared to 2003 at the Embassy Suites Hotel Tampa-Airport/Westshore as a result of troop build-up; the temporary loss of a corporate client at the Embassy Suites Hotel Columbus/Dublin, which client returned in 2004; higher corporate transient sector bookings in 2002 as compared to 2003 at the Hilton Cincinnati Airport and higher weekend-leisure transient sector bookings in 2002 as compared to 2003 at the Cincinnati Landmark Marriott.

ADR in the transient sector increased by $4.67, or 4.2%, from $111.95 in 2002 to $116.62 in 2003. Group sector ADR increased $1.98, or 1.9%, in 2003 as compared to 2002 from $105.37 to $107.35.

Individually, the Embassy Suites Hotel Cleveland/Rockside opened in late 2001 and has not yet reached the stabilization phase of its business cycle. The hotel finished 2003 at 50.4% occupancy as compared to 51.3% in 2002. In 2003, the hotel achieved a $103.50 ADR as compared to $97.76 in 2002. As a result of these factors, the hotel’s RevPAR grew by $2.04, or 4.1%, in 2003 as compared to 2002. The Embassy Suites Hotel Denver-International Airport, which was in its first full year of operation and also has not yet reached stabilization, finished 2003 at 56.6% occupancy and an ADR of $117.69. This resulted in a RevPAR at the Denver hotel of $66.64 during 2003.

Operating Expenses.    Hotel operating expenses before depreciation and amortization increased by $3.2 million, or 6.4%, from $50.7 million in 2002 to $53.9 million in 2003. This increase was primarily due to $3.5 million of expenses resulting from the full-year operations of the Embassy Suites Hotel Denver-International Airport, which opened in December 2002, offset by a $300,000 decrease due to effective cost controls in the food and beverage areas as well as tight labor controls, including some staff reductions, in all areas of the hotels.

Operating Income.    Total operating income increased by 6.2% from $10.6 million in 2002 to $11.3 million in 2003. This increase was primarily due to the first full-year operations of the Embassy Suites Hotel Denver-International Airport offset by a 1.1% decrease in operating expenses at our other hotels.

Depreciation and Amortization Expense.    Total depreciation and other amortization expense increased by approximately $1.0 million from $8.5 million in 2002 to $9.5 million in 2003. This increase includes $1.4 million of depreciation and amortization expense resulting from the first full-year operations of the Embassy Suites Hotel Denver-International Airport offset by a decrease of $400,000 due to certain assets being fully depreciated during 2003.

Interest Expense.    Total interest expense was essentially flat year over year at $12.0 million. An increase of $800,000 in interest expense relating to the first full-year operations of the Embassy Suites Hotel Denver-International Airport was offset by a decrease of $800,000 due to lower interest rates on certain of our variable rate debt, primarily mortgage debt relating to the Hilton Cincinnati Airport and the Embassy Suites Hotel Columbus/Dublin.

Net Income/Loss.    Net loss decreased by $423,000 from $1.1 million in 2002 to $717,000 in 2003. On a same store basis, net income increased by $700,000 from a loss in 2002 of $300,000 to a profit of $400,000 in 2003, even though total same-store revenue decreased by $500,000 in 2003 as compared to 2002.

Comparison of 2002 to 2001

Revenues.    Total hotel operating revenues increased by $10.7 million, or 18.1%, from $59.1 million in 2001 to $69.8 million in 2002. Approximately $7.6 million of this increase resulted from the first full-year operations of the Embassy Suites Hotel Cleveland/Rockside, which opened in November 2001.

The remaining increase of $3.1 million was due to a 10.5% growth in occupancy for the hotels that had been open for all of 2001 and 2002, with more than half of both the occupancy and revenue increases generated by the Embassy Suites Hotel Columbus/Dublin, which opened in November 2000. Transient sector occupancy increased 8.2% as compared to 2001, and the group sector increased by 11.9% as compared to 2001.

Operating Expenses.    Hotel operating expenses before depreciation and amortization increased by $5.6 million, or 12.2%, from $45.1 million in 2001 to $50.7 million in 2002. This increase was primarily due to $5.3 million of expenses resulting from the first full-year operations of the Embassy Suites Hotel Cleveland/Rockside, which opened in November 2001, and the Embassy Suites Hotel Hotel Denver-International Airport, which opened in December 2002. These increases were offset by a decrease in hotel operating expenses on a same store basis of $300,000 due to the continued focus on strong cost controls in all areas of the hotels, especially in the food and beverage departments.

Operating Income.    Total operating income increased $3.2 million, or 43.5%, from $7.4 million in 2001 to $10.6 million in 2002. Net operating income for hotels that had been open at least a year increased by $2.1 million, or 24.4%, from $8.6 million in 2001 to $10.7 million in 2002.

Depreciation and Amortization Expense.    Total depreciation and other amortization expense increased by approximately $2.0 million, or 29.8%, from $6.6 million in 2001 to $8.6 million in 2002. This increase was due to $1.3 million of additional depreciation and amortization expense resulting from the opening of the Embassy Suites Hotel Cleveland/Rockside, which opened in November 2001, and the Embassy Suites Hotel Denver-International Airport, which opened in December 2002, and $0.7 million of additional depreciation on capital improvements incurred and placed in service in 2002.

Interest Expense.    Total interest expense increased $548,000, or 4.8%, from $11.5 million in 2001 to $12.0 million in 2002. The increase was due to $1.6 million of additional interest expense resulting from the opening of the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport, offset by a decrease of $1.1 million due to lower interest rates on certain of our variable rate debt, primarily mortgage debt relating to the Hilton Cincinnati Airport and the Embassy Suites Hotel Columbus/Dublin.

Net Income/Loss.    As a result of the foregoing, net loss decreased by $2.8 million, or 70.9%, from $3.9 million in 2001 to $1.1 million in 2002. Net income for hotels that had been open at least a year increased by $3.3 million from a loss in 2001 of $2.4 million to a profit of $0.9 million in 2002.

Liquidity and Capital Resources

Sources and Uses of Cash.    Recurring capital expenditures and debt service are the most significant short-term liquidity requirements. During the next 12 months, we expect capital expenditures will be funded by our replacement reserve accounts, other than costs that we may incur to make capital improvements required by the franchisors as a condition of their consent to the effective transfer of the hotels in conjunction with the formation transactions.

Upon consummation of the formation transactions, we expect to acquire $6.7 million of restricted cash, which will be required by our lenders and franchisors under our various loan and franchise agreements to be set aside in our required replacement reserve accounts. Furthermore, we expect to set aside 4% of future hotel revenues (5% with respect to the Hyatt Regency Rochester) in our replacement reserve accounts to fund capital expenditures. We will be required by our franchisors to make capital expenditures at the Embassy Suites Hotel Cincinnati-RiverCenter, the Embassy Suites Hotel Tampa-Airport/Westshore and the Hilton Cincinnati Airport in the aggregate amount of $3.2 million within six months of this offering and an additional $1.3 million during 2005. Given the relative youth of our remaining portfolio, we have no other short-term plans or requirements that require us to make material capital expenditures at our initial hotels.

We also expect to assume approximately $132.9 million in consolidated debt upon consummation of the formation transactions. For a detailed table illustrating our assumed debt, which includes information regarding principal and interest payment dates, see “—Outstanding Debt” below.

We also expect to obtain a three-year $100 million secured line of credit after the closing of this offering led by U.S. Bank that will generally bear interest at LIBOR + 2.25%. However, because this secured line of credit is subject to definitive documentation, no assurances can be given that we will be able to obtain such a credit facility on the terms described above, if at all. Depending upon the amounts outstanding under such a secured line of credit, we could from time to time be required to make substantial payments of principal and interest under the facility.

We expect to fund our short-term liquidity requirements, including the short-term service of debt, through a combination of working capital, cash flows from operating activities and borrowings under the secured line of credit that we expect to obtain after this offering.

Our long-term liquidity needs will generally include the funding of future acquisition and development activity and the retirement of mortgage debt and amounts outstanding under our secured line of credit. We remain committed to maintaining a flexible capital structure. Accordingly, in addition to the sources described above with respect to our short-term liquidity, we expect to meet our long-term liquidity needs through a combination of some or all of the following:

•	the issuance by the operating partnership of secured and unsecured debt securities;

•	the issuance of additional shares of our common stock or preferred stock;

•	the issuance of additional operating partnership units;

•	the selective disposition of non-core assets; or

•	the sale or contribution of some of our wholly owned properties, development projects and development land to strategic joint ventures to be formed with unrelated investors, which would have the net effect of generating additional capital through such sale or contributions.

We anticipate that our available cash and cash equivalents and cash flows from operating activities, with cash available from borrowings and other sources, will be adequate to meet our capital and liquidity needs in both the short and long term. However, if these sources of funds are insufficient or unavailable, our ability to satisfy cash payment obligations and make stockholder distributions may be adversely affected.

Outstanding Debt.    After application of a portion of the net proceeds from this offering to repay approximately $53.9 million of consolidated mortgage debt and $20.7 of consolidated debt from Corporex and Commonwealth Hotels, Inc., we expect to have approximately $132.9 million of outstanding consolidated debt. The following table sets forth the debt to be assumed by our operating partnership upon completion of the formation transactions (dollars in thousands):

Property	Name of Property- Owning Entity	Principal Balance as of June 30, 2004		Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions
Cincinnati Landmark Marriott	CPX RiverCenter Landmark Hotel Limited Partnership (7)	$32,181		None	LIBOR + 2.75%	August 1, 2005	Monthly principal installments of $66 plus interest. Balloon payment of $32,115 at maturity.(1)
Hilton Cincinnati Airport	Corporex Key Limited Partnership No. 2 (7)	16,884	(2)(3)	None	Prime + 1%	December 31, 2004	Monthly installments of $113 principal and interest. Balloon payment of $16,836 at maturity.
Hyatt Regency Rochester	Rochester Downtown Hotel, Inc. (7)	16,308		Greater of 1% outstanding principal balance or Yield Maintenance (4)	7.28%	September 1, 2008	Monthly installments of $130 principal and interest. Balloon payment of $14,592 at maturity.
Chicago Marriott Southwest at Burr Ridge	EHP Burr Ridge, LLC	13,000		$130 for prepayment before October 2005; thereafter, none	LIBOR + 4.25%(5)	September 24, 2006	Monthly installments of $95 principal and interest. Balloon payment of $11,813 at maturity.
Embassy Suites Hotel Cincinnati- RiverCenter	RiverCenter Hotel Limited Partnership	14,543		1% outstanding principal balance plus Yield Maintenance (4)	8.48%	January 1, 2006	Monthly installments of $137 principal and interest. Balloon payment of $13,894 at maturity.
Embassy Suites Hotel Columbus/Dublin	EHP Dublin Suites, LLC	23,959		None	LIBOR + 2.87%	July 31, 2006

Monthly installments of fixed principal ($49 through August, 2004; $51 September, 2004 through August, 2005; $53 per month thereafter through maturity) plus interest. Balloon payment of $22,714 at maturity.

Embassy Suites Hotel Cleveland/Rockside	EHP Independence Suites, LLC	23,606		None	LIBOR + 2.75%	August 1, 2005	Monthly installments of $36 fixed principal plus interest. Balloon payment of $23,141 at maturity.

Property	Name of Property-Owning Entity	Principal Balance as of June 30, 2004		Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions
Embassy Suites Hotel Denver-
International Airport	EHP DIA Suites, LLC	17,967	(6)	180	LIBOR + 3.50%	May 31, 2006	Monthly installments of interest only at 90-day LIBOR plus 3.5% for year 1 (June, 2003 through May 2004) and in monthly installments of fixed principal of $17 plus the aforementioned interest in years two and three. Balloon payment of $17,600 at maturity.

(1)	Effective September 1, 2004, the term of this loan was extended to August 1, 2005, and the monthly principal amount was reduced to $42.4 per month plus interest. Balloon payment of $31,606 at maturity. We have the option to extend the maturity date by one year to August 1, 2006, upon payment of a fee and subject to specified conditions.
(2)	Effective August 1, 2004, this note was restated in the principal amount of $16,847 to bear interest at a fixed rate of 5.833% per year, with a maturity date of August 1, 2006. Under the revised terms, we are obligated to pay installments of $114 principal and interest, subject to reset as described in the next sentence. If we pay the principal balance down to $5 million, or less, with the proceeds of this offering, the interest rate will reduce and revert to 5.75% per year for the remainder of the term of the note and the note will be re-amortized based upon the new principal balance. See “Use of Proceeds.”
(3)	We expect to pay approximately $11,884 of this principal upon completion of this offering.
(4)	Yield maintenance means a payment equal to the present value of the difference (if any) between the remaining scheduled payments of principal and interest and the remaining payments of principal, assuming the U.S. Treasury interest rate applicable to the date of each remaining principal payment.
(5)	This interest rate has a floor of 6.5%.
(6)	We expect to pay approximately $13,660 of this principal upon completion of this offering.
(7)	This entity will be converted by merger into a limited liability company prior to the closing of the formation transactions.

Contractual Obligations.    The following table outlines the timing of payment requirements related to our consolidated mortgage debt and other commitments as of December 31, 2003 (dollars in thousands):

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Mortgage Debt (1)	$151,890	$71,035	$64,417	$16,438	-
Capital Leases	228	199	29	-	-
Related Party Debt	44,006	430	43,576	-	-
Hotel Improvements	4,500	3,200	1,300	-	-

Total	$200,624	$74,864	$109,322	$16,438	-

(1)	In connection with the formation transactions, we expect to repay approximately $53.9 million of the mortgage debt and $20.7 million of related party debt included above.

In addition to the amounts disclosed above, we are subject to various franchise, management and “air rights” lease agreements that have ongoing fees that are contingent upon future results of operations of the hotels in our portfolio as well as a potential for termination fees dependent upon the timing and method of termination of such agreements.

Off-Balance Sheet Arrangements.    We currently have no off-balance sheet arrangements and expect to have no such arrangements upon consummation of the formation transactions. Because we have the right and obligation to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter no later than January 31, 2006 in exchange for 427,485 operating partnership units, the assets, liabilities and operations of such entity are included in our consolidated financial statements as required by GAAP. However, since we do not own 100% of the interests in the entity and have not guaranteed any of the debt, until we acquire the remaining 51% interest, we will only be exposed to losses to the extent of our initial 49% investment.

Interest Rate Hedge Contracts.    We previously entered into an interest rate swap agreement with U.S. Bank that fixed the interest rate with respect to the Cincinnati Landmark Marriott $32.2 million mortgage loan at 4.804% until August 1, 2004. This interest rate hedging contract has expired.

Distributions to Stockholders.    We intend to elect to be taxed as a REIT commencing with our taxable year ended December 31, 2004. To qualify as a REIT, we will be required to make annual distributions to our stockholders of at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction and by excluding net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership, which may depend upon receipt of lease payments with respect to our properties from our TRS, and, in turn, upon the management of our properties by our hotel managers. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS may retain any after-tax earnings. For more information, see “Material Federal Income Tax Considerations—Taxation of our Company.”

Critical Accounting Policies

The critical accounting policies are described below. We consider these policies critical because they involve difficult management judgments and assumptions, are subject to material change from external factors or are pervasive and because they are significant to fully understand and evaluate our reported financial results.

Consolidation Policy.    Our consolidated financial statements include wholly owned subsidiaries and those subsidiaries in which we own a majority voting interest with the ability to control operations of the subsidiaries and where no approval, veto or other important rights have been granted to the minority equity owners. Upon the closing of this offering, the operating partnership will be the only subsidiary in which we own a majority voting interest with the ability to control its operations and where no approval, veto or other important rights have been granted to minority equity owners. In addition, we consolidate those entities, if any, where we are deemed to be the primary beneficiary in a variable interest entity (as defined by FASB Interpretation 46 “Consolidation of Variable Interest Entities” (“FIN 46”)). Upon the closing of this offering, the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter will be considered a variable interest entity because of our right and obligation to purchase the remaining 51% interest that is currently owned by Mr. Butler and because we will have the right to receive all excess cash generated by such entity after payment of a stated cumulative distribution payable to the holder of the remaining 51% interest. Other than the operating partnership and the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter, Eagle Hospitality Properties Trust, Inc. owns no interest in any other entities that are not its wholly owned subsidiaries. All significant intercompany transactions and accounts will be eliminated for presentation purposes in the consolidation.

Investment in Hotel Properties.    Hotel properties are stated at cost, net of any impairment charges, and are depreciated using the straight-line method over an estimated useful life of 15-40 years for buildings and 3-10 years for furniture and equipment.

We review our hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause us to perform our review include, but are not limited to, adverse changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operating activities and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying value to the related hotel property’s estimated fair market value is recorded and an impairment loss is recognized.

There have been no charges for impairment recorded in 2003, 2002 or 2001.

We estimate the fair market values of our properties through cash flow analysis taking into account each property’s expected cash flow generated from operations, holding period and expected proceeds from ultimate disposition. These cash flow analyses are based upon significant management judgments and assumptions including revenues and operating costs, growth rates and economic conditions at the time of ultimate disposition. In projecting the expected cash flows from operations of the asset, we base our estimates on future projected EBITDA, which is a non-GAAP operational measure, and deduct expected capital expenditure requirements. We then apply growth assumptions to project these amounts over the expected holding period of the asset. Our growth assumptions are based on estimated changes in room rates and expenses and the demand for lodging at our properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are determined as a matter of management’s business judgment based on a combination of anticipated cash flow in the year of disposition, terminal capitalization rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from those in our assumptions, the actual results of each asset’s future operations and fair market value could be significantly different from the estimated results and value used in our analysis.

Revenue Recognition.    Hotel revenues, including room, food, beverage and other hotel revenues, are recognized as the related services are delivered. We generally consider accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If we determine that amounts are uncollectible, which would generally be the result of a customer’s bankruptcy or other economic downturn, such amounts will be charged against operations when that determination is made.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The provisions of SFAS No. 144 are effective as of January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets for Long-Lived Assets to Be Disposed Of”. SFAS No. 144 also established a single accounting model for long-lived assets to be disposed of by sale. The statement did not have a material effect on financial condition or results of operations for 2002 or 2003. We have assessed the operations of each property and the fair market value of the properties based on undiscounted cash flows and other models and have noted no impairment in such assets for all years presented.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. To date, none of the property-owning entities have entered into any guarantees, but will apply the recognition and measurement provisions for all guarantees entered into after January 1, 2003. We have adopted the statements as of January 1, 2001; the adoption did not have any material effect on the financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.” FIN 46 prescribes how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest created after January 31, 2003, and to variable interest in which an enterprise obtains an interest after that date. The interpretation applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquires before February 1, 2003. Other than as set forth above under “Critical Accounting Policies—Consolidation Policy,” we do not believe that we have any variable interests. The adoption of the statement will not materially affect the financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. We have adopted this statement as of January 1, 2003 and it has had no material effect on the financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133’s conclusions, were considered by the Board to be preferable; amends SFAS No. 133’s discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

The guidance in SFAS No. 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. We have adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

The effects of potential changes in interest rates prices are discussed below. Our market risk discussion includes “forward-looking statements” and represents an estimate of possible changes in fair value or future earnings that would occur assuming hypothetical future movements in interest rates. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses. As a result, actual future results may differ materially from those presented. See the notes to the consolidated financial statements for a description of our accounting policies and other information related to these financial instruments. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

To meet in part our long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time we enter into interest rate hedge contracts such as collars, swaps, caps and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not hold or issue these derivative contracts for trading or speculative purposes.

For a discussion of our expired interest rate swap agreement fixing the interest rate with respect to the Cincinnati Landmark Marriott $32.2 million mortgage loan, see “Liquidity and Capital Resources—Interest Rate Hedge Contracts.” If interest rates had increased by 25 basis points, the aggregate fair market value of this interest rate swap agreement as of June 17, 2004 would have increased by approximately $12,500. If interest rates had decreased by 25 basis points, the aggregate fair market value of this interest rate swap agreement as of June 17, 2004 would have decreased by approximately $12,500. In addition, we were exposed to certain losses in the event of nonperformance by the counterparty, U.S. Bank, under the swap agreement. If the counterparty had defaulted on its obligations under the interest rate swap agreement, we would have been required to pay the full rate on the Cincinnati Landmark Marriott mortgage loan, even if such rate was in excess of the rate in the swap agreement. The interest rate swap agreement expired on August 1, 2004.

Upon consummation of the formation transactions and repayment of approximately $74.6 million of outstanding debt, we expect to assume approximately $43.8 million of fixed-rate debt and $89.1 million of variable rate debt. As of June 30, 2004, the weighted average interest rate on the fixed-rate debt was 7.45% and the weighted average interest rate on the variable-rate debt was 4.15%. A change in market interest rates on the fixed portion of our debt would impact the fair value of the debt, but have no impact on interest incurred or cash flows. A 25 basis point change in the weighted average interest rate on the variable-rate debt we expect to assume would change our interest expense by $228,000 on an annualized basis.

Inflation

We expect to generate revenues primarily from lease payments from our TRS and net income due to the operations of our TRS. Therefore, we initially will be relying primarily on the performance of the initial nine properties and the ability of our hotel managers, including Commonwealth Hotels, Inc., to increase revenues and to keep pace with inflation. Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures at some or all of our hotels may limit the ability of our management companies to raise room rates.

Seasonality

The initial properties’ operations historically have been seasonal. The Embassy Suites Hotel Tampa-Airport/Westshore and the Embassy Suites Hotel Denver-International Airport have historically experienced their highest occupancy during the first and third quarters of the year, while the remaining hotels generally experience higher occupancy rates during the second and third quarters. This seasonality pattern can be expected to cause fluctuations in our quarterly operating results and cash flows received from the hotel operations. To the extent that cash flow from operating activities is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, we expect to utilize cash on hand or borrowings under our anticipated line of credit to make distributions to our equity holders.

Geographic Concentration

Three of the initial hotels are located in the Northern Kentucky/Greater Cincinnati, Ohio metropolitan area. Economic and real estate conditions in this area significantly affect our revenues. Business layoffs, downsizing, industry slowdowns, demographic changes and other similar factors may adversely affect the economic climate in this locale. Any resulting oversupply or reduced demand for hotels in the area would adversely affect revenues and net income.

Tax and Depreciation

The following table sets forth certain tax and depreciation information relating to the depreciable assets at each of our initial nine hotels as of December 31, 2003:

Property	Federal Tax Basis	Depreciation Rate	Depreciation Method	Life Claimed
Cincinnati Landmark Marriott
Building	$24,381,624	2.564%	Straight line	39 years
Land Improvements	121,986	6.930	150% declining	15 years

Total	24,503,610

Hilton Cincinnati Airport
Building	2,557,650	3.175	Straight line	31.5 years
Building Improvements	4,596,263	2.564	Straight line	39 years
Land Improvements	90,440	5.000	150% declining	15 years

Total	7,244,353

Hyatt Regency Rochester
Building	14,249,891	2.564	Straight line	39 years

Chicago Marriott Southwest at Burr Ridge	-	2.564	Straight line	39 years

Embassy Suites Hotel Cincinnati-RiverCenter
Building	2,724,045	4.200	Straight line	19 years
Building Improvements	449,955	2.564	Straight line	39 years

Total	3,174,000

Embassy Suites Hotel Columbus/Dublin
Building	20,851,701	2.564	Straight line	39 years
Land Improvements	985,223	7.700	150% declining	15 years

Total	21,836,924

Embassy Suites Hotel Cleveland/Rockside
Building	21,954,588	2.564	Straight line	39 years
Land Improvements	1,175,455	8.550	150% declining	15 years

Total	23,130,043

Embassy Suites Hotel Denver-International Airport
Building	14,913,709	2.564	Straight line	39 years
Land Improvements	670,689	9.500	150% declining	15 years

Total	15,584,398

Embassy Suites Hotel Tampa- Airport/Westshore
Building	4,790,683	3.175	Straight line	31.5 years
Building Improvements	34,490	2.564	Straight line	39 years
Building Improvements	169,611	5.900	150% declining	15 years
Land Improvements	111,313	5.000	150% declining	15 years

Total	5,106,097

Total	$114,829,316

MANAGEMENT

Executive Officers and Directors

Each member of our board of directors serves a one-year term. Our officers generally serve at the pleasure of our board, subject to their employment contracts. The following table sets forth information regarding our executive officers and directors and those persons who will become directors immediately after consummation of this offering:

Name	Age	Position
William P. Butler*	61	Chairman of the Board of Directors
J. William Blackham	50	Director and Chief Executive Officer
Robert J. Kohlhepp*	60	Director
Frank C. McDowell*	56	Director
Louis D. George*	52	Director
Thomas R. Engel*	60	Director
Thomas E. Costello*	65	Director
Thomas E. Banta*	41	Director
Paul S. Fisher*	48	Director
Thomas A. Frederick	50	Chief Financial Officer

*	Each of such persons has agreed to serve as a director beginning immediately after the consummation of this offering.

William P. Butler is our non-executive Chairman of the Board of Directors. He is also the chairman of the board and chief executive officer of Corporex Companies LLC, which he founded in 1965. Under Mr. Butler’s leadership, Corporex has evolved into a diverse financial investment company focusing on investing, family country clubs, hospitality and real estate development and management. Operating nearly 40 years, Corporex now includes such affiliates as Corporex Capital LLC, Five Seasons Sports Country Clubs, Corporex Realty & Investment LLC and Corporex Management & Leasing. Mr. Butler is also the chairman of, and the owner of an 85% interest in, Commonwealth Hotels, Inc., the manager with respect to eight of our initial hotels and our strategic alliance partner. Mr. Butler will continue to serve as chairman of the board and chief executive officer of Corporex and chairman of Commonwealth Hotels, Inc. after the completion of the offering. He is also the founder of the Greater Cincinnati/Northern Kentucky Chapter of the National Association of Industrial and Office Parks (NAIOP) and the Metropolitan Growth Alliance, a group dedicated to regional planning and development for Northern Kentucky.

J. William Blackham is our President and Chief Executive Officer, a position he has held since our formation. Mr. Blackham currently serves as Executive Vice President of Corporex, and as a member of Corporex’s Executive Management Board. On the date of completion of this offering, Mr. Blackham will resign from all positions with Corporex and become a full-time employee of our company. Mr. Blackham joined Corporex in 1990 as Senior Vice President, Finance. He has almost 28 years experience in the acquisition, development, marketing, disposition, management and financing of real estate. Prior to joining Corporex, he was Executive Vice President of Tambone Corporation, a Boston based real estate development and investment firm. Mr. Blackham’s responsibilities included all asset purchase and sales transactions as well as project and corporate financing. Mr. Blackham holds a Bachelors Degree in Finance, Magna Cum Laude, from Boston College and an MBA from The Wharton School at the University of Pennsylvania. He is also a member of several professional organizations including National Association of Real Estate Investment Trusts (NAREIT), the Urban Land Institute (ULI) and Pension Real Estate Association (PREA).

Robert J. Kohlhepp has agreed to serve as a director immediately after consummation of this offering. Mr. Kohlhepp is Vice Chairman of Cintas Corporation, a $2.8 billion revenue, publicly-traded entity, which is highly regarded for its consistent and high-quality performance. Mr. Kohlhepp joined the company 37 years ago. He is a CPA with an MBA from Xavier University. He serves as Director on several other publicly-traded companies and is a trustee of Xavier University in Cincinnati.

Frank C. McDowell has agreed to serve as a director immediately after consummation of this offering. Mr. McDowell resides in San Francisco and in January 2004 was promoted to Vice Chairman of BRE Properties, Inc. Trust. Since 1995, Mr. McDowell has served as BRE’s Chief Executive Officer, and until December 2003, also as President. BRE is a $3.0 billion asset, publicly-traded REIT which has existed for 35 years. BRE specializes in apartments. Mr. McDowell has 25 years experience in the real estate industry, serving on numerous industry-related Boards.

Louis D. George has agreed to serve as a director immediately after consummation of this offering. Since August 2004, Mr. George has served as Director of Taft, Stettinius & Hollister LLP, a full-service midwestern law firm, where he provides management expertise and reports to the managing partner and Executive Committee. From 2002 until June 2004, Mr. George was Chief Executive Officer of the New Ventures division of the Sheakley Company in Cincinnati. From 2000 to 2001, Mr. George was Managing Director of myCFO, a financial services firm headquartered in Redwood City, California. Prior to that, Mr. George was a national partner at Deloitte & Touche for approximately 15 years with a specialty in tax and real estate. Mr. George has an accounting degree from West Virginia University, and is a CPA. He serves as a district Board member of the Urban Land Institute and on the boards of numerous Cincinnati non-profit organizations.

Thomas R. Engel has agreed to serve as a director immediately after consummation of this offering. Mr. Engel is located in Boston and is the owner and Chief Executive Officer of T.R. Engel Group, LLC (“TRE”), an asset management advisory group with emphasis in hospitality acting on a national and international level. Prior to creating TRE in 1998, Mr. Engel was Senior Vice President for seven years at Equitable Life in charge of Equitable’s hotel portfolio. Mr. Engel entered the hotel industry in 1982 and has worked at Hyatt Corporation and Holiday Inn Corporation in previous years. Mr. Engel has a graduate degree in business from Northwestern University, and qualifies as a hospitality industry expert.

Thomas E. Costello has agreed to serve as a director immediately after consummation of this offering. Until 2002, Mr. Costello served more than 10 years as the Chief Executive Officer of Xpedx, a wholly-owned subsidiary of International Paper Inc. In 2000, sales surpassed $7 billion, with employment of over 9,000 people worldwide. Prior to joining Xpedx, Mr. Costello served as Vice President of Sales & Marketing/Officer at Dixon Paper, serving 16 years with the company. He was also President of Rampart Containers, and held numerous positions with Mead Corporation. Mr. Costello is also on the board of Corporex. Mr. Costello has served on such boards as Thomas More College Executive Committee and Board of Trustees and the Alumni Board of Indiana University Kelley School of Business.

Thomas E. Banta has agreed to serve as a director immediately after consummation of this offering. Mr. Banta is Executive Vice President of Corporex Companies. He is in charge of all real estate development and property management functions. Mr. Banta is a member of the Executive Management Board. He is a graduate of Indiana University, and has been with Corporex 20 years, his entire career. Mr. Banta is the Corporex director designee under the nomination rights agreement.

Paul S. Fisher has agreed to serve as a director immediately after consummation of this offering. Since 1993, Mr. Fisher has been Executive Vice President, Chief Financial Officer and General Counsel for CenterPoint Properties Trust. CenterPoint is a publicly-traded entity with $2.0 billion in assets composed of industrial buildings, and is located in Chicago. Mr. Fisher is a graduate of The University of Notre Dame with a degree in Economics, has a law degree from The University of Chicago and serves on the Advisory Board of the business school at Kellogg Graduate School of Management.

Thomas A. Frederick is our Chief Financial Officer. From 1986 through 2000, Mr. Frederick held various financial and operating positions with Huffy Corporation, a then-New York Stock Exchange listed company, including serving as chief financial officer. From 2000 to 2003, Mr. Frederick was senior vice president and chief financial officer of Frequency Marketing, Inc., a software and consulting services provider. In 2003, Mr. Frederick served as President of Hammer Graphics, Inc. during a challenging debt restructuring. Less than one month after Mr. Frederick became President, a court-appointed receiver was established for the benefit of Hammer Graphics, Inc. Mr. Frederick is a CPA with 10 years experience in public accounting with KPMG LLP. Mr. Frederick earned his Masters in Business Administration from Wright State University in 1976 and a Bachelor of Science in Accounting, Summa Cum Laude, from Wright State University in 1975.

Director Compensation

We intend to pay non-employee directors fees for their services as directors. Non-employee directors will receive annual compensation of $34,000, plus a fee of $1,000 for attendance in person at each meeting of the board of directors to the extent that we have more than four meetings in any single year. Independent directors will also receive $1,000 for each committee meeting. The respective chairs of our audit committee and our governance and compensation committee will receive an additional $5,000 in annual compensation. Our officers who are directors are not paid any director fees. Additionally, we will issue 83,333 shares of restricted stock to Mr. Butler and 4,167 shares of restricted stock to each of the remaining non-employee directors upon consummation of this offering. Although distributions will be paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, these holders will be prohibited from selling such shares until they vest. With respect to Mr. Butler, one-fifth of his shares of restricted stock will vest on each of the first five anniversaries of the date of grant. With respect to the remaining non-employee directors, all of the shares of restricted stock will vest on the first anniversary of the date of grant.

Independent Directors

Under the enhanced corporate governance standards of the New York Stock Exchange, at least a majority of our directors, and all of the members of our audit committee and governance and compensation committee, must meet the test of “independence” as defined by the NYSE. The NYSE standards provide that to qualify as an “independent” director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We believe that each of Messrs. Kohlhepp, McDowell, George, Engel, Costello and Fisher satisfies the NYSE’s bright-line independence criteria and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of the Board. Therefore, we believe that each of such directors, or a majority of the Board, is independent under the NYSE rules.

We expect that our independent directors will meet in non-executive session at least four times each year. We do not intend to appoint a lead director to preside over such non-executive sessions. Rather, we expect that the independent directors themselves will designate a presiding independent director from time to time.

Before October 31, 2004, we intend to implement procedures for interested parties, including stockholders, who wish to communicate directly with our independent directors. We believe that providing a method for interested parties to communicate directly with our independent directors, rather than the full Board, would provide a more confidential, candid and efficient method of relaying any interested party’s concerns or comments.

Audit Committee

Our board of directors has established an audit committee, which will consist of Messrs. Engel, Fisher and George. Mr. Fisher, who qualifies as a financial expert, will serve as the chairperson of the audit committee. The audit committee will assist the board in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent auditors; and

•	the performance of our internal and independent auditors.

The audit committee will have the following specific duties:

•	solely responsible for appointing or replacing our independent auditors;

•	solely responsible for approving in advance all audit and non-audit engagement fees, scope and terms with our independent auditors;

•	monitoring compliance of our employees with our standards of business conduct and conflict of interest policies; and

•	meeting at least quarterly with our senior executive officers, internal audit staff and our independent auditors in separate executive sessions.

Before October 31, 2004, we expect to make our audit committee charter available on our website. In addition, we expect to include on our website information regarding procedures established by the audit committee for the submission of complaints or concerns about our accounting, internal accounting controls or auditing matters.

Governance and Compensation Committee

Our board of directors has established a governance and compensation committee, which will consist of Messrs. Costello, McDowell and Kohlhepp. The purpose of the governance and compensation committee is to make recommendations to the Board of Directors regarding corporate governance policies and practices, recommend criteria for membership on the Board of Directors, nominate members to the Board of Directors, make recommendations to the Board of Directors concerning the members, size and responsibilities of each of the committees, determine compensation for our executive officers with the consent of the full board and implement our 2004 Long-Term Incentive Plan with the consent of the full board.

In determining appropriate candidates to nominate to the Board of Directors, the governance and compensation committee will generally consider a number of factors, including the age, expertise, business experience, character and other board memberships of the candidate. The governance and compensation committee may employ a search firm to be used to identify director candidates. In nominating members to the Board of Directors, the governance and compensation committee will consider nominees recommended by stockholders so long as the recommendation is submitted to our secretary within the timeframe required to request a proposal to be included in the proxy materials. However, the governance and compensation committee may, in its sole discretion, reject any such recommendation for any reason.

Before October 31, 2004, we expect to make our governance and compensation committee charter available on our website. In addition, we expect to include on our website our corporate governance policies and our code of ethics applicable to all directors, officers and employees.

Governance and Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, none of these directors, or any of our executive officers, will serve as a member of a board of directors or any compensation committee of any entity that has one or more executive officers serving as a member of our board.

Executive Compensation

The following table sets forth the annual base salary levels and other compensation expected to be paid by us in 2004 to our executive officers upon the consummation of this offering. Our Chairman of the Board of Directors, William P. Butler, is not an executive officer and, therefore, will receive no salary or bonus. See “Director Compensation.”

Name and Principal Position	Salary (1)	Bonus	Restricted Stock Awards (3)
J. William Blackham Chief Executive Officer	$75,000	(2)	$812,500
Thomas A. Frederick Chief Financial Officer	$50,000	(2)	$203,125

(1)	We do not expect to pay salaries to our executive officers until consummation of this offering. For purposes of this table, we assume that our officers will receive only three months of salary from us during 2004.
(2)	Our executive officers will be entitled to such bonuses as may be determined by our governance and compensation committee and the board of directors from time to time. There is no guaranteed minimum bonus. We expect that 2004 bonuses for Mr. Blackham could range up to 100% of his base salary and 2004 bonuses for Mr. Frederick could range up to 50% of his base salary.
(3)	The amounts shown reflect the values of grants under our 2004 Long-Term Incentive Plan of 83,333 shares of restricted stock expected to be granted concurrent with the closing of the offering to Mr. Blackham and 20,833 shares of restricted stock expected to be granted concurrent with the closing of the offering to Mr. Frederick. Although distributions will be paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, our executive officers will be prohibited from selling such shares until they vest. Subject to the officer’s continued employment with us, all of the shares of restricted stock will vest one-fifth on each anniversary of the date of grant.

Employment Agreements

We have entered into employment agreements, effective upon completion of the offering, with Mr. Blackham and Mr. Frederick that provide for an annual salary of $300,000 for Mr. Blackham and $200,000 for Mr. Frederick, which will become effective upon the closing of the offering. In addition, the employment agreements provide these officers with severance benefits if their employment ends under certain circumstances. We believe that the agreements will benefit us by helping to retain the executives and by allowing them to focus on their duties without the distraction of the concern for their personal situations in the event of a possible change in control of our company.

Mr. Blackham’s agreement has an initial term of five years and Mr. Frederick’s agreement has an initial term of three years, beginning on the effective date of the offering. Thereafter, the term of the agreements will be extended for an additional year, on each anniversary of the effective date of the offering, unless either party gives 60 days’ prior notice that the term will not be extended.

Each of these executives will be entitled to receive benefits under his respective employment agreement if we terminate the executive’s employment without cause or the executive resigns with good reason or if there is a change in control of our company during the term of the agreement and, within two years after the change in control with respect to Mr. Blackham and one year after the change in control with respect to Mr. Frederick, we terminate the executive’s employment without cause or the executive resigns with good reason. Under these scenarios, each of the executives is entitled to receive the following:

•	any accrued but unpaid salary and bonuses;

•	vesting as of the executive’s last day of employment of any unvested stock options or restricted stock previously issued to the executive;

•	payment of the executive’s life, health and disability insurance coverage following the executive’s termination for a period of one year in the case of Mr. Frederick and three years in the case of Mr. Blackham;

•	in the case of Mr. Frederick, continue to pay his base salary for one year; and

•	in the case of Mr. Blackham, continue to pay his base salary for three years and pay him a bonus equal to three times the greater of his average bonus paid during the last two years and his most recent bonus, if any.

Each of the executives will be eligible to receive payments to compensate the executive for the additional taxes, if any, imposed on the executive under Section 4999 of the Internal Revenue Code by reason of receipt of excess parachute payments.

For purposes of these employment agreements, a “change of control” generally means any of the following:

•	the acquisition of 50% or more of our common stock by any person;

•	a merger in which our stockholders before the merger do not own at least 50% of the merged company;

•	a sale of all or substantially all of our assets; or

•	with respect to Mr. Blackham’s agreement only, the current incumbent directors cease to be a majority of our board.

The employment agreements contain customary non-competition covenants that apply during the term and for one year after the term of each executive’s employment with our company.

2004 Long-Term Incentive Plan

Our 2004 Long-Term Incentive Plan was adopted by the board of directors and approved by our stockholders prior to consummation of this offering. The purpose of the incentive plan is to promote our success and enhance our value by linking the personal interests of participants to those of the stockholders, and by providing such persons with an incentive to achieve outstanding performance.

The incentive plan authorizes the governance and compensation committee and our board of directors upon approval to grant awards to our employees, officers, consultants (including, but not limited to, Corporex and its employees) and directors in the following forms:

•	options to purchase shares of common stock, which may be incentive stock options or non-statutory stock options under the Internal Revenue Code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of certain performance goals;

•	restricted stock and restricted stock units, which are subject to restrictions on transferability and other restrictions set by the board of directors; and

•	other stock-based awards in the discretion of the board of directors, including outright stock grants.

The number of shares reserved and available for awards issued under the incentive plan initially is 655,000 shares, plus an annual increase to be added on the last day of our fiscal year in each year, beginning in 2004, equal to the lesser of the following:

•	a number of shares equal to 5.0% of any additional shares of common stock or operating partnership units not referred to in this prospectus and issued after the closing of this offering; or

•	an amount determined by our board of directors or governance and compensation committee.

The aggregate number of shares reserved and available for grant pursuant to awards of incentive stock options shall not exceed 655,000 shares.

In the event that any outstanding award for any reason is canceled, forfeited or lapses for any reason prior to the end of the period during which awards may be granted or is settled in cash, the unissued shares subject to the award will again be available for issuance under the incentive plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the incentive plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the incentive plan’s share limit.

The governance and compensation committee and our board of directors have the power and authority under the incentive plan to:

•	designate participants;

•	determine the type or types of awards to be granted to each participant and their terms and conditions;

•	accelerate the vesting, exercisability or lapse of restrictions of any outstanding award;

•	establish, adopt, or revise any rules and regulations necessary or advisable to administer the incentive plan; and

•	make all other decisions and determinations that may be required under the incentive plan.

All options or awards must be evidenced by a written notice or agreement, which will include the provisions specified by the board or the governance and compensation committee. The exercise price for any option, and the grant price for any stock appreciation right, will not be less than the fair market value of our common stock as of the date of the grant.

Under section 162(m) of the Internal Revenue Code, a public company may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our shareholders in 2007, or until the incentive plan is materially amended, if earlier, awards granted under the incentive plan will be exempt from such deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the incentive plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.

In the event of specified corporate transactions (including any stock dividend, stock split, merger, spin-off or related transaction), the share authorization limits described above will be adjusted proportionately, and the governance and compensation committee may adjust awards to preserve their benefits or potential benefits.

No award may be granted under the incentive plan after July 19, 2014, but awards granted before that date will remain in effect in accordance with their terms. In addition, the board of directors and the governance and compensation committee may at any time terminate, amend, or modify the incentive plan, but any such amendment would be subject to stockholder approval, if, in the reasonable judgment of the board of directors and the governance and compensation committee, the amendment would materially increase the number of shares available under the incentive plan, expand the types of awards available under the incentive plan, materially extend the term of the incentive plan, or otherwise constitute a change requiring stockholder approval under applicable laws or the applicable requirements of the New York Stock Exchange. The board of directors and the governance and compensation committee may amend, modify or terminate any outstanding award without approval of the participant, subject to the terms of the award agreement, as long as such amendment, modification, or termination does not, without the participant’s consent, reduce or diminish the value of the award determined as if the award had been exercised, vested, cashed in (at the spread value in the case of options) or otherwise settled on the date of such amendment or termination. Unless approved by our stockholders or otherwise permitted by the antidilution provisions of the incentive plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

POLICIES AND OBJECTIVES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

We intend to use substantially all of the net proceeds from the offering to acquire our initial nine hotels and to repay debt associated with those properties. In the future, our senior executive officers, including Mr. Blackham, will identify and negotiate additional acquisition opportunities, subject to approval by our board of directors. For information concerning the investing experience of these individuals, see “Management.”

We intend to conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our primary investment objectives are to enhance stockholder value over time by generating strong returns on invested capital, consistently paying attractive distributions to our stockholders and achieving long-term appreciation in the value of our lodging investments.

There are no limitations on the amount or percentage of our total assets that may be invested in any one property. Additionally, no limits have been set on the concentration of investments in any one location or facility type.

We intend to pursue opportunities to acquire full-service and all-suites hotels under premier brands in geographically diversified primary, secondary and resort markets in the United States. We typically expect to target our acquisition activities on hotels with at least 150 rooms and which we believe would significantly benefit from our asset management expertise.

Investments in Mortgages, Structured Financings and Other Lending Policies

We have no current intention of investing in loans secured by properties or making loans to persons. However, we do not have a policy limiting our ability to invest in loans secured by properties or to make loans to other persons. In the future, we may acquire first mortgages on hotel properties, invest in other mortgage-related instruments such as mezzanine loans to hotel owners and operators and participate in hotel sale-leaseback transactions. We may also consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Generally speaking, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

Although we have no current plans to dispose of properties within our portfolio, we will consider doing so, subject to REIT qualification and prohibited transaction rules, if our management determines that a sale of a property would be in our best interests based on consideration of a number of factors, including the price being offered for the property, the operating performance of the property, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale. Under the tax indemnity provisions of the contributors’ sale agreements (other than with respect to the Embassy Suites Hotel Tampa-Airport/Westshore and the Hyatt Regency Rochester), we have agreed to indemnify these contributors and their permitted transferees and persons taxable on the income of a contributor or permitted transferee against adverse tax consequences (including taxes that Corporex would owe under Section 1374 of the Internal Revenue Code with respect to its built-in gain in three of the initial hotels at the time that it converted from a “C” corporation to an “S” corporation, as of January 1, 2000, if those hotels are sold before January 1, 2010) if we (i) directly or indirectly sell, exchange or otherwise dispose of the properties contributed under such agreement in a taxable transaction before the tenth anniversary of the completion of this offering or, in certain cases, (ii) fail to use commercially reasonable efforts to make available to these contributors and their permitted transferees and persons taxable on the income of a contributor or permitted transferee opportunities to guarantee specified amounts of liabilities of our operating partnership to defer such guarantors’ tax liabilities. For example, in the case of a taxable disposition of one of the initial hotels within 10 years of its contribution, we would have to indemnify the contributors for tax on any gain allocable to them under Section 704(c) of the Internal Revenue Code and for the tax on indemnification payments. These tax indemnities may affect the way we conduct our business, including when and under what circumstances we sell these properties or interests therein during the indemnification period. While we may seek to enter into tax-efficient joint ventures with third party investors, we have no intention to sell or otherwise dispose of the properties or interests therein in taxable transactions during the indemnification period. While we do not intend to sell any of these properties in transactions that would trigger these tax indemnification obligations, if we were to trigger any tax indemnification obligations under the sale agreements, we would be liable for damages.

Financing Policies

We will seek to maintain target debt levels of 40-50% of total market capitalization. Initially, we expect to have $132.9 million of total debt, or 39.2% of our total market capitalization as of the consummation of the formation transactions. For our initial debt financing, we expect to obtain a three-year $100.0 million secured line of credit led by U.S. Bank that will generally bear interest at LIBOR + 2.25%. We expect to use the line of credit for general corporate purposes, which may include the following:

•	funding of acquisitions, capital expenditures or other investments;

•	payment of declared distributions to stockholders;

•	repayment of other outstanding debt;

•	working capital needs;

•	payment of corporate taxes on our TRS; or

•	any other payments deemed necessary or desirable by senior management and approved by the lender.

Because this secured line of credit is subject to definitive documentation, no assurances can be given that we will be able to obtain such a credit facility on the terms described above, if at all.

Going forward, we will consider a number of factors when evaluating our level of indebtedness and making financial decisions, including, among others, the following:

•	the interest rate of the proposed financing;

•	the extent to which the financing impacts the flexibility with which we asset manage our properties;

•	prepayment penalties and restrictions on refinancing;

•	the purchase price of properties we acquire with debt financing;

•	our long-term objectives with respect to the financing;

•	our target investment returns;

•	the ability of particular properties, and our company as a whole, to generate cash flow sufficient to cover expected debt service payments;

•	overall level of consolidated indebtedness;

•	timing of debt and lease maturities;

•	provisions that require recourse and cross-collateralization;

•	corporate credit ratios including debt service coverage, debt to total market capitalization and debt to undepreciated assets; and

•	the overall ratio of fixed- and variable-rate debt.

Equity Capital Policies

Subject to applicable law and the requirements for listed companies on the NYSE, our board of directors has the authority, without further stockholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to acquire additional stock issued in any offering, and any subsequent offering might cause a dilution of your investment. We may in the future issue common stock in connection with acquisitions. We also may issue additional operating partnership units in connection with acquisitions.

Our board of directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control in us that might involve a premium price for holders of our common stock or otherwise might be in their best interests. Additionally, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.

We may, under certain circumstances, purchase common stock in the open market or in private transactions with our stockholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any stock, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.

In the future, we plan to adopt a dividend reinvestment plan, or DRIP, which would allow our stockholders to acquire additional common stock by automatically reinvesting their cash distributions on our common stock. Stock would be acquired pursuant to the plan at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan will receive cash distributions as declared.

Conflict of Interest Policy

On the date that the agreements evidencing the formation transactions were executed, our board of directors consisted solely of Mr Blackham and as a result, the transactions and agreements entered into in connection with the formation of our company prior to the offering, including our management agreements and strategic alliance agreement with Commonwealth Hotels, Inc. and our strategic alliance agreement and management consulting and advisory agreement with Corporex, as well as the contributors’ sale agreements, including the tax indemnity provisions described above, have not been approved by any independent directors and may not represent the results of arms-length negotiation between disinterested or independent parties. Several of these agreements will continue to affect our business and results of operations following consummation of this offering and for the foreseeable future.

We intend to adopt policies to reduce potential conflicts of interest. Generally, we expect that our policy will provide that any transaction, agreement or relationship in which any of our directors, officers or employees has an interest must be approved by a majority of our disinterested directors. In particular, commencing on the closing of this offering, our bylaws require that any transaction between us and Corporex or its affiliates, including Commonwealth Hotels, Inc., must be approved by a committee consisting of only independent directors. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts.

The Maryland General Corporation Law, or MGCL, provides that a contract or other transaction between a corporation and any of that corporation’s directors or any other entity in which that director is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director’s vote was counted in favor of the contract or transaction, if:

•	the fact of the common directorship or interest is disclosed to the board or a committee of the board, and the board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of stock owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to the corporation.

Reporting Policies

Generally speaking, we intend to make available to our stockholders audited annual financial statements and annual reports. After the offering, we will become subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain of our directors and officers and the employees of Commonwealth Hotels, Inc. and Corporex directly or indirectly own all or a substantial amount of the ownership interests in the entities that own our nine initial hotels. Before the initial filing of this registration statement, the owners of these entities irrevocably committed, pursuant to written agreements, to contribute the entity ownership interests or to sell the initial hotels to us.

Simultaneously with the closing of the offering, our operating partnership will issue an aggregate of 5,566,352 units and we will issue 146,540 shares of common stock and make a cash payment equal to $50.0 million plus an amount equal to the hotels’ collective net working capital as of the closing (which was approximately $11.2 million as of June 30, 2004) to acquire 100% of the interests in the entities that own eight of our initial hotels and a 49% interest in the entity that owns the ninth hotel. No later than January 31, 2006, we will acquire the remaining 51% interest in the ninth hotel for 427,485 operating partnership units.

For purposes of determining the amount of consideration we will deliver in exchange for the initial hotels, we valued the assets based on several factors, including a multiple of expected future earnings, internal rate of return analysis, replacement costs and analysis of sales of similar assets. No single factor was given greater weight than any other. Our valuations may not reflect the fair market values of the initial assets; however, our management believes that the total fair value of all consideration given in connection with our formation transactions (including the assumption of liabilities) is equal to the fair value of the assets acquired. We have not obtained any independent appraisals of any of the initial hotels.

The cash amount and the number of operating partnership units we will pay for our initial hotels are fixed. The contributing entities have no right under the contribution and sale agreements to change their investment decision or to require us to deliver more cash or a greater number of operating partnership units (other than the right of the original contributors of the Embassy Suites Hotel Columbus/Dublin, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport to receive earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units only if certain operating measurements are achieved over a trailing 12-month period within three years from the contribution).

Each of the acquisition agreements contains representations and warranties concerning the ownership and operation of the initial hotels and other customary matters. Each contributing or selling entity has agreed to indemnify us against breaches of the representations and warranties made by such entity in the related acquisition agreement. The amount of such indemnification claims by us is severally limited with respect to each contributor or selling entity to the amount of the purchase price paid to such entity in the acquisition agreement. In addition, the indemnification obligations of the contributing or selling entities will survive the closing of the transactions contemplated by the related agreement for a period of 12 months and will be secured by a pledge of the shares or operating partnership units we issue in exchange for the initial properties.

The obligations of the contributing and selling entities under the acquisition agreements to transfer the initial nine hotels to us are conditioned upon completion of this offering and payment of the consideration described above and other customary conditions beyond the control of the contributing and selling entities, but are otherwise unconditional with respect to the obligations of the contributing and selling entities.

Each of our directors and officers and employees of Commonwealth Hotels, Inc. and Corporex who, collectively, beneficially own any interests in the entities that own the initial nine hotels, are listed below, along with the related interest being conveyed or sold to us and the approximate number of operating partnership units to be issued, shares of common stock to be issued or cash to be paid in exchange for such initial hotels.

			Direct Ownership Interest				Participation Agreement Interest			Total
Contributor	Percent Ownership	Property	Operating Partnership Units		Shares of Common Stock	Cash Payments (20)	Operating Partnership Units	Shares of Common Stock	Cash Payments (20)	Operating Partnership Units		Shares of Common Stock	Cash Payments (20)
William P. Butler	100.0%	Embassy Suites Hotel Cleveland/Rockside	475,593		—	—	(47,443)	—	—	428,150		—	—
	100.0%	Embassy Suites Hotel Columbus/Dublin	952,182		—	—	(82,492)	—	—	869,690		—	—
	98.0%	Embassy Suites Hotel RiverCenter	821,442	(1)	—	—	(23,697)	—	—	797,745		—	—
	55.039%	Embassy Suites Hotel Denver- International Airport	1,863		—	$5,127,563	—	—	—	1,863		—	$5,127,563
	45.4893%	Embassy Suites Hotel Tampa-Airport/ Westshore	—		18,750	8,044,748	—	—	—	—		18,750	8,044,748
	78.0%	Hilton Cincinnati Airport	133,325		—	—	—	—	—	133,325		—	—
	54.7954%	Cincinnati Landmark Marriott	574,628		—	12,326,920	—	—	—	574,628		—	12,326,920
	45.4893%	Hyatt Regency Rochester	—		—	5,539,746	—	—	$(118,363)	—		—	5,421,383
	66.669%	Chicago Marriott Southwest at Burr Ridge	916,300		—	—	(98,459)	—	—	817,841		—	—
Subtotal:			3,875,333		18,750	31,038,977	(252,091)	—	(118,363)	3,623,242		18,750	30,920,614
J. William Blackham	—	Embassy Suites Hotel Cleveland/Rockside	—		—	—	12,532	—	—	12,532		—	—
	—	Embassy Suites Hotel Columbus/Dublin	—		—	—	24,399	—	—	24,399		—	—
	1.0%	Embassy Suites Hotel RiverCenter	8,382		—	—	—	—	—	8,382		—	—
	1.9674%	Embassy Suites Hotel Denver- International Airport	14,639		—	—	—	—	—	14,639		—	—
	1.68%	Cincinnati Landmark Marriott	39,267		—	—	—	—	—	39,267		—	—
	—	Hyatt Regency Rochester	—		—	—	—	—	139,276	—		—	139,276
	—	Chicago Marriott Southwest at Burr Ridge	—		—	—	16,410	—	—	16,410		—	—
Subtotal:			62,288		—	—	53,341	—	139,276	115,629	(2)	—	139,276	(3)
Daniel T. Fay	—	Embassy Suites Hotel Cleveland/Rockside	—		—	—	12,532	—	—	12,532		—	—
	—	Embassy Suites Hotel Columbus/Dublin	—		—	—	32,531	—	—	32,531		—	—
	—	Embassy Suites Hotel RiverCenter	—		—	—	23,697	—	—	23,697		—	—
	1.9674%	Embassy Suites Hotel Denver- International Airport	14,639		—	—	—	—	—	14,639		—	—
	8.0372%	Embassy Suites Hotel Tampa-Airport/ Westshore	—		69,793	623,601	—	—	—	—		69,793	623,601
	15.0%	Hilton Cincinnati Airport	25,640		—	—	—	—	—	25,640		—	—
	1.68%	Cincinnati Landmark Marriott	4,019		—	422,963	—	—	—	4,019		—	422,963
	8.0372%	Hyatt Regency Rochester	—		57,997	282,819	—	—	(20,913)	—		57,997	261,906
	—	Chicago Marriott Southwest at Burr Ridge	—		—	—	16,410	—	—	16,410		—	—
Subtotal:			44,298		127,790	1,329,383	85,170	—	(20,913)	129,468	(4)	127,790	1,308,470

			Direct Ownership Interest			Participation Agreement Interest			Total
Contributor	Percent Ownership	Property	Operating Partnership Units	Shares of Common Stock	Cash Payments (20)	Operating Partnership Units	Shares of Common Stock	Cash Payments	Operating Partnership Units		Shares of Common Stock	Cash Payments(20)
Todd W. Kibler	—	Embassy Suites Hotel Cleveland/Rockside	—	—	—	3,133	—	—	3,133		—	—
	0.6562%	Embassy Suites Hotel Denver-International Airport	2,334	—	$15,076	—	—	—	2,334		—	$15,076
	—	Chicago Marriott Southwest at Burr Ridge	—	—	—	16,410	—	—	16,410		—	—
Subtotal:			2,334	—	15,076	19,543	—	—	21,877	(5)	—	15,076	(6)
Gordon Snyder	—	Embassy Suites Hotel Cleveland/Rockside	—	—	—	3,133	—	—	3,133		—	—
	—	Embassy Suites Hotel Columbus/Dublin	—	—	—	8,133	—	—	8,133		—	—
	0.6562%	Embassy Suites Hotel Denver- International Airport	2,334	—	15,076	—	—	—	2,334		—	15,076
	0.42%	Cincinnati Landmark Marriott	6,381	—	41,233	—	—	—	6,381		—	41,233
	—	Chicago Marriott Southwest at Burr Ridge	—	—	—	5,470	—	—	5,470		—	—
Subtotal:			8,715	—	56,309	16,736	—	—	25,451	(7)		56,309	(8)
Pat Boyleson	0.42%	Cincinnati Landmark Marriott	6,381	—	41,233	—	—	—	6,381		—	41,233
Subtotal:			6,381	—	41,233	—	—	—	6,381	(9)	—	41,233	(10)
Thomas Banta	—	Embassy Suites Hotel Cleveland/Rockside	—	—	—	12,532	—	—	12,532		—	—
	—	Embassy Suites Hotel Columbus/Dublin	—	—	—	16,266	—	—	16,266		—	—
	1.0%	Embassy Suites Hotel RiverCenter	8,382	—	—	—	—	—	8,382		—	—
	1.3075%	Embassy Suites Hotel Denver- International Airport	4,198		35,476	—	—	—	4,198		—	35,476
	1.68%	Cincinnati Landmark Marriott	23,041	—	194,691	—	—	—	23,041		—	194,691
	—	Chicago Marriott Southwest at Burr Ridge	—	—	—	21,879	—	—	21,879		—	—
Subtotal:			35,621	—	230,167	50,677	—	—	86,298	(11)	—	230,166	(12)
Michael C. O'Donnell	1.3075%	Embassy Suites Hotel Denver- International Airport	4,331	—	33,876	—	—	—	4,331		—	33,876
	2.0%	Hilton Cincinnati Airport	3,418	—	—	—	—	—	3,418		—	—
	0.84%	Cincinnati Landmark Marriott	11,885	—	92,985	—	—	—	11,885		—	92,985
	—	Chicago Marriott Southwest at Burr Ridge	—	—	—	10,940	—	—	10,940		—	—
Subtotal:			19,634	—	126,861	10,940	—	—	30,574	(13)	—	126,861	(14)
Glen Sibley	2.6224%	Embassy Suites Hotel Denver- International Airport	9,327	—	60,262	—	—	—	9,327		—	60,262
Subtotal:			9,327	—	60,262	—	—	—	9,327	(15)	—	60,262	(16)
Therese Lusby	0.6562%	Embassy Suites Hotel Denver- International Airport	2,334	—	15,076	—	—	—	2,334		—	15,076
Subtotal:			2,334	—	15,076	—	—	—	2,334	(17)	—	15,076	(18)
Thomas Costello	2.426%	Embassy Suites Hotel Denver- International Airport	24,609	—	55,751	—	—	—	24,609		—	55,751
	0.8077%	Cincinnati Landmark Marriott	22,426	—	32,918	—	—	—	22,426		—	32,918
	2.2220%	Chicago Marriott Southwest at Burr Ridge	37,346	—	40,828				37,346		—	40,828
Subtotal:			84,381		129,497				84,381		—	129,496
Mark Arstingstall	—	Embassy Suites Hotel Cleveland/Rockside	—	—	—	3,133	—	—	3,133		—	—
	—	Chicago Marriott Southwest at Burr Ridge	—	—	—	5,470	—	—	5,470		—	—
Subtotal:						8,603			8,603	(19)	—	—
Related Parties
Subtotal:			4,150,646	146,540	33,042,841	(7,081)	—	—	4,143,565		146,540	33,042,841

Non/Former Corporex Employees
Subtotal:	—	—	19,551	—	126,323	7,081	—	—	26,632		—	126,323
Total:			4,170,197	146,540	$33,169,164	—	—	—	4,170,197		146,540	$33,169,164

(1)	Amounts shown assume the issuance of 427,485 operating partnership units to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. We will initially acquire only 49% of the interests in such entity upon completion of this offering. We have the right and obligation to acquire the remaining 51% interest for 427,485 operating partnership units no later than January 31, 2006. Until such time as we acquire the remaining 51% interest in such entity, Mr. Butler will retain operating control over the hotel.
(2)	Number shown includes (a) 18,600 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 39,326 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(3)	Number shown includes $19,916 in cash that is subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(4)	Number shown includes (a) 8,783 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 43,978 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(5)	Number shown includes (a) 1,400 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 18,650 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(6)	Number shown includes $9,046 in cash that is subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(7)	Number shown includes (a) 2,996 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 12,362 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(8)	Number shown includes $19,354 in cash that is subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(9)	Number shown includes 1,595 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(10)	Number shown includes $10,308 in cash that is subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(11)	Number shown includes (a) 8,279 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 40,143 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(12)	Number shown includes $69,958 in cash that is subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(13)	Number shown includes (a) 5,570 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities and (b) 10,940 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(14)	Number shown includes $43,572 in cash that is subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(15)	Number shown includes 5,596 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(16)	Number shown includes $36,157 in cash that is subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(17)	Number shown includes 1,400 operating partnership units that are subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(18)	Number shown includes $9,046 in cash that is subject to future vesting pursuant to the terms of the formation documents that govern the entities that currently own the initial hotels or the agreements pursuant to which such employee acquired the interest in such entities. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.

(19)	Number shown includes 7,710 operating partnership units that are subject to future vesting pursuant to one or more profit participation agreements between such employee and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex.
(20)	Excludes pro rata share of the cash portion of the purchase price equal to the hotels’ collective net working net capital as of closing. As of June 30, 2004, such collective net working capital was approximately $11.2 million. The amount equal to the hotels’ collective net working capital as of the closing may be higher or lower than the amount as of June 30, 2004, depending upon the hotels’ collective working capital balance on the date of closing.

Mr. Blackham has separate investments in, and has entered profit participation agreements with respect to, other unrelated real estate investments by Corporex or its affiliates.

With respect to all of our initial hotels (other than the Embassy Suites Hotel Tampa-Airport/Westshore and the Hyatt Regency Rochester), we have agreed to indemnify the contributors for any tax liability they incur if, during the ten-year period following the completion of this offering, we (i) directly or indirectly sell, exchange or otherwise dispose of the properties contributed under such agreement in a taxable transaction before the tenth anniversary of the completion of this offering or, in certain cases, (ii) fail to use commercially reasonable efforts to make available to these contributors and their permitted transferees and persons taxable on the income of a contributor or permitted transferee opportunities to guarantee specified amounts of liabilities of our operating partnership to defer such guarantors’ tax liabilities. For example, in the case of a taxable disposition of one of the initial hotels within 10 years of its contribution, we would have to indemnify the contributors for tax on the gain allocable to them under Section 704(c) of the Internal Revenue Code and for the tax on indemnification payments.

We expect to use approximately $53.9 million of the net proceeds from the offering to repay outstanding consolidated mortgage debt, all of which had been previously guaranteed by subsidiaries of Corporex. Mr. Butler beneficially owns all of the outstanding capital stock of Corporex. We also expect to use $20.7 million of the net proceeds to repay outstanding loans from Corporex and Commonwealth Hotels, Inc. to certain of the entities that we will acquire in the formation transactions. Further, a subsidiary of Corporex is the lender under a $23.6 million mortgage relating to the Embassy Suites Hotel Cleveland/Rockside that we will assume upon consummation of the formation transactions.

Mr. Butler will retain a 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter until we acquire such remaining interest from him no later than January 31, 2006. Until such time as we acquire the remaining 51% interest in such entity, Mr. Butler will retain operating control over the hotel.

Additionally, Messrs. Butler and Fay beneficially own all of the outstanding capital stock of Commonwealth Hotels, Inc., the hotel manager for eight of our initial nine hotels, and will benefit from the payment of management fees by us to Commonwealth Hotels, Inc. pursuant to our management agreements. Commonwealth Hotels, Inc. will receive a base management fee and, if the hotels meet and exceed identified thresholds, an additional incentive management fee. Assuming these management agreements had been in place during the trailing 12 months ended December 31, 2003 at the rate that we will be required to pay from October 1, 2004 through December 31, 2005, Commonwealth Hotels, Inc. would have received $1.55 million in base management fees and no incentive management fees for the seven then completed hotels currently under its management.

Mr. Blackham will resign from all positions with Corporex and become a full-time employee and continue as chief executive officer of our company. We will issue 83,333 shares of restricted stock to Mr. Butler, 83,333 shares of restricted stock to Mr. Blackham, 20,833 shares of restricted stock to Mr. Frederick and 4,167 shares of restricted stock to each of our other directors. Although distributions will be paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, these holders will be prohibited from selling such shares until they vest. With respect to Messrs. Butler, Blackham and Frederick, one-fifth of the shares of restricted stock will vest on each of the first five anniversaries of the date of grant. With respect to the remaining directors, all of the shares of restricted stock will vest on the first anniversary of the date of grant. Given that we intend to hire additional employees simultaneously with or shortly after the closing of this offering, we may issue up to an aggregate of 20,000 shares of additional restricted stock, which would be subject to a five-year vesting period, during the remainder of 2004.

We have also entered into strategic alliance agreements with Corporex, Commonwealth Hotels, Inc. and Messrs. William P. Butler and Daniel T. Fay regarding full-service and all-suites lodging investment opportunities any of them identifies in the future during the term of the agreement. We have agreed with Corporex to make Mr. Blackham available to Corporex at mutually agreed upon times to provide Corporex with transitional management and consulting services through December 31, 2005 for a $10,000 per month fee, plus expense reimbursement, paid to us. See also “Business and Properties—Strategic Alliance Agreements” and “—Management Consulting and Advisory Agreement with Corporex.”

Immediately prior to consummation of this offering, we will issue 208,332 shares of common stock to Corporex and a trust to be established for the benefit of some of its employees in exchange for its execution of a strategic alliance agreement with us, which shares will vest after one year unless the agreement is terminated in the first year due to a default by Corporex.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock for each person or group known to us to be holding more than 5% of our common stock, for each director and for our directors and officers as a group upon completion of the offering and the formation transactions. To our knowledge, each person that beneficially owns our shares has sole voting and dispositive power with regard to such shares. The number of shares shown represents the number of shares of common stock the person “beneficially owns,” as determined by the rules of the SEC, including the number of shares that may be issued upon redemption of common partnership interests in the operating partnership. We are the sole general partner of the operating partnership. After one year, the operating partnership is generally obligated to redeem each unit at the request of the holder thereof for the cash value of one share of common stock or, at our option, one share of common stock.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of All Shares (1)
William P. Butler (2)	3,933,657	21.0%
J. William Blackham (3)	198,962	1.3
Thomas A. Frederick (4)	20,833	*
Robert J. Kohlepp (4)	4,167	*
Frank C. McDowell (4)	4,167	*
Louis D. George (4)	4,167	*
Thomas R. Engel (4)	4,167	*
Thomas E. Costello (4)(5)	88,548	*
Thomas E. Banta (4)(6)	90,465	*
Paul S. Fisher (4)	4,167	*
All executive officers and directors as a group (10 persons)	4,353,300	22.9

*	Less than one percent.
(1)	Because the total number of shares outstanding used in calculating this percentage assumes that none of the operating partnership units held by other persons are exchanged for shares of common stock, the percentage of all shares deemed to be beneficially owned by a person listed below will be higher than if such percentage was calculated on a fully-diluted basis.
(2)	Number of shares beneficially owned includes 3,623,242 shares issuable upon redemption of operating partnership units, including 427,485 operating partnership units that we will issue to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter no later than January 31, 2006. Address of such owner is c/o Eagle Hospitality Properties Trust, Inc., 100 E. RiverCenter Blvd., Suite 480, Covington, KY 41011.
(3)	Number of shares beneficially owned includes 115,629 shares issuable upon redemption of operating partnership units. Of the 115,629 operating partnership units, 57,926 are subject to future vesting, either under a profit participation agreement with affiliates of Corporex or under the formation documents governing the entities that own the initial hotels. For additional details, see “Certain Relationships and Related Party Transactions.” Address of such owner is c/o Eagle Hospitality Properties Trust, Inc. 100 E. RiverCenter Blvd., Suite 480, Covington, KY 41011.
(4)	Address of such owner is c/o Eagle Hospitality Properties Trust, Inc., 100 E. RiverCenter Blvd., Suite Suite 480, Covington, KY 41011.
(5)	Number of shares beneficially owned includes 84,381 shares issuable upon redemption of operating partnership units.
(6)	Number of shares beneficially owned includes 86,298 shares issuable upon redemption of operating partnership units. Of the 86,298 operating partnership units, 48,422 are subject to future vesting, either under a profit participation agreement with affiliates of Corporex or under the formation documents governing the entities that own the initial hotels. For additional details, see “Certain Relationships and Related Party Transactions.”

SHARES AVAILABLE FOR FUTURE SALE

General

Upon the completion of this offering, we will have 15,154,873 shares of common stock outstanding and 5,993,837 shares of common stock reserved for issuance upon redemption of operating partnership units, or “redemption shares,” including 427,485 operating partnership units that we will issue to acquire the remaining 51% interest in the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter. Our common stock issued in this offering will be freely tradeable by persons other than our affiliates, subject to certain limitations on ownership set forth in our governing documents. See “Description of Capital Stock—Ownership Limitations and Restrictions on Transfers.”

Redemption Rights

Pursuant to the partnership agreement of our operating partnership, the individuals that own the operating partnership units will have the right to redeem their units. When limited partners exercise this right, the partnership must redeem their partnership units in exchange for cash or, at our option, common stock, on a one-for-one basis. These redemption rights generally may be exercised by the limited partners at any time after one year following the issuance of the units. See “Description of the Partnership Agreement—Redemption Rights.” Any amendment to the partnership agreement that would affect these redemption rights would require our consent as general partner and the consent of limited partners holding more than 50% of the units held by limited partners (excluding us).

Rule 144

All of the redemption shares, if and when issued, will be “restricted” securities under the meaning of Rule 144 of the Securities Act of 1933. These shares may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.

In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the holder of such restricted shares can sell such shares; provided that the number of shares sold by such person within any three-month period cannot exceed the greater of:

•	1% of the total number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. If two years have elapsed since the date of acquisition of restricted shares from us or any of our affiliates and the holder is not one of our affiliates at any time during the three months preceding the proposed sale, such person can sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

We expect that up to 6,348,709 shares of common stock, including such redemption shares, will be eligible for resale under Rule 144 one year after the closing of this offering.

Registration Rights

Provided that we are then eligible to use Form S-3, we have agreed to file a shelf registration statement with the SEC on or about the first anniversary of the closing of this offering, and thereafter to use our best efforts to have the registration statement declared effective, covering the continuous resale of the shares of common stock issuable to our limited partners upon redemption of units in our operating partnership issued in the formation transactions. Upon effectiveness of any such registration statement, those persons may sell such shares covered by the registration statement in the secondary market without being subject to the volume limitations or other requirements of Rule 144. We will bear expenses incident to the registration requirements other than any selling commissions, SEC or state securities registration fees, and transfer taxes or certain other fees or taxes relating to such shares.

Registration rights may be granted to future sellers of properties to our operating partnership who may receive, in lieu of cash, common stock, units or other securities convertible into common stock.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the NYSE, subject to official notice of issuance. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of the common stock.

Lock-up Agreements

For a description of certain restrictions on transfers of our common stock held by certain of our stockholders, see “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

General

This section contains a discussion of the material terms of our common stock as set forth in our charter and applicable law. Upon consummation of the formation transactions and this offering, our authorized capital stock was as follows:

Class of Stock	Number of Shares Authorized	Number of Shares Outstanding
Common Stock	100,000,000	15,154,873	(1)
Preferred Stock	10,000,000	-

Total	110,000,000	15,154,873

(1)	Includes 216,668 shares of restricted stock to be issued to our executive officers and directors upon consummation of this offering. Excludes shares of common stock issuable upon the conversion of operating partnership units and up to an aggregate of 20,000 shares of additional restricted stock that we may issue during the remainder of 2004 to future employees.

Common Stock

Subject to the preferences of any preferred stock that we issue in the future, holders of our common stock will be entitled to receive distributions as declared by our board of directors. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders.

Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Unless applicable law requires otherwise, and except as our charter may provide with respect to any series of preferred stock that we may issue, the holders of common stock will possess exclusive voting power. See “—Ownership Limitations and Restrictions on Transfers.”

At each annual meeting of stockholders, the holders of common stock may vote to elect all of the directors on the board of directors. There is no cumulative voting in the election of directors. This means that the holders of a majority of the voting stock can elect all of the directors and the holders of the remaining voting stock could not elect any director.

As a common stockholder in the company, you will have no conversion, sinking fund or redemption rights or preemptive rights. A conversion feature permits a stockholder to convert his shares to a different security, such as debt or preferred stock. A redemption right permits a stockholder to redeem such holder’s shares (for cash or other securities) at some point in the future. Sometimes a redemption right is paired with an obligation of the company to create an account into which such company must deposit money into to fund the redemption (i.e., a sinking fund). Preemptive rights are rights granted to stockholders to subscribe for their pro rata percentage of any other securities we may offer in the future.

We will furnish you with annual reports containing audited consolidated financial statements. The financial statements will contain an opinion of our independent public accountants. We will also furnish you quarterly reports for the first three quarters of each year. These reports will contain unaudited financial information.

All common stock will have equal distribution, liquidation and voting rights.

Our common stock has been approved for listing on the NYSE, subject to official notice of issuance. The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

Preferred Stock

We are authorized to issue 10 million shares of preferred stock, $.01 par value. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors, without further action by our stockholders, and may include voting rights, preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. Our board of directors could authorize terms that could discourage a takeover or other transaction that might be in the common stockholders’ best interests. There are currently no shares of preferred stock outstanding.

Ownership Limitations and Restrictions on Transfers

To maintain our REIT qualification, beginning with our second taxable year as a REIT, not more than 50% in value of our outstanding stock may be owned directly or indirectly by five or fewer individuals (including certain entities treated as individuals for these purposes) during the last half of a taxable year and at least 100 persons must beneficially own our outstanding stock for at least 335 days per 12-month taxable year (or during a proportionate part of a shorter taxable year). To help ensure we meet these tests, our charter provides that no person may directly or constructively own more than 9.8% of our issued and outstanding capital stock, without obtaining a written waiver from our board of directors. For purposes of this provision, we treat corporations, partnerships, “groups” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and other entities as single persons. The board of directors has discretion to waive this ownership limit if the board receives evidence that ownership in excess of the limit will not jeopardize our REIT status.

The restrictions on transferability and ownership will not apply if the board of directors and the stockholders holding two-thirds of our outstanding shares of capital stock determine that it is no longer in our best interest to be a REIT. We have no current intention to seek to change our REIT tax status.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

If you own more than 0.5% of our common stock or preferred stock, you must file a written response to our request for stock ownership information, which will be mailed to you no later than January 30 of each year. This notice should contain your name and address, the number of shares of common stock or preferred stock you own and a description of how you hold the shares. In addition, you will be required, if we ask, to disclose to us in writing any information we need in order to determine the effect of your ownership of such shares on our status as a REIT.

These ownership limitations could have the effect of precluding a third party from obtaining control over our company unless our board of directors and our stockholders determine that maintaining REIT status is no longer desirable.

Limitations of Liability and Indemnification of Directors and Officers

Maryland general corporation law and our charter exculpate each director and officer in actions by us or by stockholders in derivative actions from liability unless the director or officer has received an improper personal benefit in money, property or services or has acted dishonestly, as established by a final judgment of a court.

The charter also provides that we will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, director or other similar capacity. However, Maryland law prohibits indemnification if it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The exculpation and indemnification provisions in the charter have been adopted to help induce qualified individuals to agree to serve as officers and directors of our company by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. Such exculpation and indemnification provisions have been adopted, in part, in response to a perceived increase in stockholders’ litigation alleging director and officer misconduct. You should be aware, however, that these provisions in our charter and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions.

The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over us against liabilities arising under the Securities Act of 1933. Insofar as the above provisions may allow that type of indemnification, the SEC has informed us that, in their opinion, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Business Combinations

Pursuant to our charter and the Maryland general corporation law, we cannot merge into or consolidate with another corporation or enter into a statutory share exchange transaction in which we are not the surviving entity or sell all or substantially all of our assets unless the board of directors adopts a resolution declaring the proposed transaction advisable and a majority of the stockholders voting together as a single class approve the transaction. Maryland law prohibits stockholders from taking action by written consent unless the consent of all stockholders is obtained. The practical effect of this limitation is that any action required or permitted to be taken by our stockholders may only be taken if it is properly brought before an annual or special meeting of stockholders, unless the consent of all stockholders is obtained. Our bylaws further provide that in order for any matter to be considered properly brought before a meeting, a stockholder must comply with requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next annual meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would likely be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

Vacancies and Removal of Directors

Our bylaws provide that any vacancy on our board of directors will be filled exclusively by a majority of the remaining directors. In addition, our bylaws provide that only the board of directors may increase or decrease the number of persons serving on the board of directors. Furthermore, our charter provides that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, but only by a vote taken at a stockholder meeting. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Amendment of Charter and Bylaws

Except as set forth below, our charter can be amended only by the affirmative vote of holders of not less than a majority of the outstanding shares of common stock. However, the provisions in the charter relating to the removal of directors and preservation of our REIT status may only be amended by the affirmative vote of holders of not less than two-thirds of our outstanding shares of common stock. Furthermore, as permitted by Maryland law, our board of directors can amend our charter without stockholder approval to change our name or increase the authorized number of shares of capital stock.

REIT Status

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT

We have summarized the material terms and provisions of the Agreement of Limited Partnership of EHP Operating Partnership, L.P., which we refer to as the “partnership agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to “we,” “our,” “us” and “our company” refer to Eagle Hospitality Properties Trust, Inc.

Management of Our Operating Partnership

Our operating partnership, EHP Operating Partnership, L.P., is a Maryland limited partnership that was formed on April 27, 2004. We are the sole general partner of our operating partnership and conduct substantially all of our business in or through it. As sole general partner, we exercise exclusive and complete responsibility and discretion over the operating partnership’s day-to-day management and control. We can cause our operating partnership to enter into certain major transactions including acquisitions, dispositions and refinancings, subject to certain limited exceptions. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the partnership agreement and as required by applicable law. Certain restrictions under the partnership agreement restrict our ability to engage in a business combination as more fully described in “—Transferability of Interests” below.

The limited partners of our operating partnership have expressly acknowledged that we, as general partner of our operating partnership, are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively. Our company is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders, subject to express agreements with the contributors of certain of our initial hotels. We are not liable under the partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions; provided, that we have acted in good faith.

The partnership agreement provides that all our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and that our operating partnership must be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT.

Transferability of Interests

We may not voluntarily withdraw from the operating partnership or transfer or assign our interest in the operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets, in a transaction which results in a change of control of our company unless:

•	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or its subsidiaries);

•

as a result of such transaction, all limited partners will receive for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or its subsidiaries) receive for each partnership unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by our stockholders.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement. The partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may (i) transfer all or any portion of our general partnership interest to one of our affiliates, and following such transfer may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange or other national market system on which our common stock is then listed or in which it is traded.

Amendments of the Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by limited partners owning at least 25% of the units held by limited partners.

As general partner, we generally have the power to unilaterally make amendments to the partnership agreement without obtaining the consent of the limited partners. For instance, we may amend the partnership agreement without limited partner consent to:

•	add to our obligations as general partner or surrender any right or power granted to us as general partner for the benefit of the limited partners;

•	reflect the issuance of additional units or the admission, substitution, termination or withdrawal of partners in accordance with the terms of the partnership agreement;

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	reflect changes that are reasonably necessary for us, as general partner, to maintain our status as a REIT; or

•	modify the manner in which capital accounts are computed.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, alter a limited partner’s right to receive any distributions or allocations of profits or losses or materially alter or modify the redemption rights described below must be approved by each limited partner that would be adversely affected by such amendment.

In addition, without the written consent of a majority of the units held by limited partners (other than limited partners 50% or more of whose equity is owned, directly or indirectly, by us as general partner), we, as general partner, may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the partnership agreement;

•	enter into or conduct any business other than in connection with our role as general partner of the operating partnership and our operation as a REIT;

•	acquire an interest in real or personal property other than through our operating partnership;

•	withdraw from the operating partnership or transfer any portion of our general partnership interest (except under the limited circumstances set forth above); or

•	be relieved of our obligations under the partnership agreement following any permitted transfer of our general partnership interest.

Distributions to Unitholders

The partnership agreement provides that holders of units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests.

Redemption Rights

Limited partners who acquire units in the formation transactions generally have the right, commencing 12 months after the consummation of this offering, to require our operating partnership to redeem part or all of their units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption. Alternatively, we may elect to acquire those units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. With each redemption, our percentage ownership interest in the operating partnership is increased. No limited partner may deliver more than two notices of redemption during any calendar year.

Capital Contributions

We will contribute to our operating partnership the net proceeds of the offering as our initial capital contribution in exchange for an approximate 70% interest in our operating partnership. Other parties, including William P. Butler, will contribute their interests in the entities that own seven of our initial hotels to the operating partnership and become limited partners and, together with other limited partners, initially will own the remaining 30% partnership interest. The partnership agreement provides that if the operating partnership requires additional funds at any time in excess of funds available to the operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of shares of stock as additional capital to the operating partnership. We are authorized to cause the operating partnership to issue partnership interests for less than fair market value if we have concluded in good faith that such issuance is in both the operating partnership’s and our best interests. If we contribute additional capital to the operating partnership, we will receive additional partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the operating partnership, we will revalue the property of the operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement as if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. The operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from the operating partnership, including the partnership interests we own as the general partner. We have no current plan to issue any preferred partnership interests and no such preferred partnership interests are currently outstanding.

Tax Matters

We are the tax matters partner of our operating partnership. We have authority to make tax elections under the Internal Revenue Code on behalf of our operating partnership.

Allocations of Net Income and Net Losses to Partners

The net income or net loss of our operating partnership will generally be allocated to us, as general partner, and to the limited partners in accordance with our respective percentage interests in our operating partnership. However, in some cases losses may be disproportionately allocated to partners who have guaranteed debt of our operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and the associated Treasury regulations. See “Material Federal Income Tax Considerations—Tax Aspects of Our Investments in Our Operating Partnership.”

Operations

The partnership agreement provides that we, as general partner, will determine and distribute the net operating cash revenues of our operating partnership, as well as the net sales and refinancing proceeds, quarterly, pro rata in accordance with the partners’ percentage interests.

The partnership agreement provides that our operating partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our operating partnership.

Term

Our operating partnership will continue in full force and effect until December 31, 2103, or until sooner dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers, directors, employees and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, we, as general partner of our operating partnership, and our officers, directors, agents or employees, are not liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission so long as we acted in good faith.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the federal material income tax considerations relating to our qualification and taxation as a REIT and the ownership and disposition of our common stock that you, as a stockholder, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you and does not provide a detailed discussion of any state, local, foreign or other tax laws or considerations. Alston & Bird LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax considerations that are likely to be material to a holder of our common stock. The discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “Taxation of Tax-Exempt Stockholders” below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “Taxation of Non-U.S. Stockholders” below).

The statements in this section are based on the current federal income tax laws governing qualification as a REIT and taxation of a REIT and its stockholders. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of our Company

We plan to make an election to be taxed as a REIT under the federal income tax laws effective for the taxable year ending on December 31, 2004. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. These laws are highly technical and complex.

In connection with the offering of our common stock, Alston & Bird LLP is rendering an opinion, which will be filed as an exhibit to the registration statement of which this prospectus is a part, that, commencing with our short taxable year ending December 31, 2004, assuming that we complete the elections and other procedural steps described in this discussion of “Material Federal Income Tax Considerations” in a timely fashion, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the federal income tax laws.

You also should be aware that Alston & Bird LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Alston & Bird LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Alston & Bird LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. In addition, opinions of counsel are not binding upon the Internal Revenue Service or any court. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on our taxable income that we distribute to our stockholders. The benefit of this tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on our taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of the amount by which we fail the 75% gross income test and the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test, multiplied by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods,

we will pay a nondeductible 4% excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% tax on certain transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the ten-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1. It is managed by one or more trustees or directors.

2. Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.

3. It would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws.

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5. At least 100 persons are beneficial owners of its shares or ownership certificates.

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 do not apply during our first taxable year as a REIT, which is our taxable year ending December 31, 2004. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we are issuing sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of the common stock are described in “Description of Capital Stock—Ownership Limitations and Restrictions on Transfers.”

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share, based on capital interests, of the assets of the partnership and as earning its proportionate share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries” or TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to ensure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. See “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.    Rent that we receive from our hotels will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS. If the tenant is a TRS, such TRS may not directly or indirectly operate or manage the related property. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the TRS. See “—Taxable REIT Subsidiaries.”

•	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue or through a TRS. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services does not exceed 1% of our income from the related property.

Our TRS will lease from our operating partnership and its subsidiaries the land, buildings, improvements, furnishings, and equipment comprising the hotels, for terms of ten years. The leases provide that the TRS is obligated to pay to our operating partnership or its subsidiaries (1) the greater of a fixed annual base rent or percentage rent and (2) certain other “additional charges,” as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by gross room revenues and other revenues for each of the hotels. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent accrues and is required to be paid monthly and percentage rent accrues and is required to be paid quarterly.

In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, as evidenced by such key factors as whether (i) the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, (ii) the recipient shares the risk that the property will decline in value, (iii) the recipient shares in any appreciation in the value of the property, (iv) the recipient shares in savings in the property’s operating costs or (v) the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

We believe that the leases between our operating partnership and our TRS will be treated as true leases for federal income tax purposes, based, in part, on the following facts:

•	Our operating partnership and its subsidiaries, on the one hand, and our TRS, on the other hand, intend for their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

•	the TRS has the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the leases, except for the limited right of our operating partnership to place communications equipment on or near the hotels;

•	the TRS bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining structural elements, and generally dictate how the hotels are operated and maintained, subject to the management agreements with “eligible independent contractors”;

•	the TRS bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the leases, other than real estate and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures, and equipment and other capital expenditures, to the extent that such costs do not exceed the allowances therefor under the leases;

•	the TRS benefits from any savings in the costs of operating the hotels during the term of the leases;

•	in the event of damage or destruction to a hotel, the TRS will be at economic risk because it will be obligated either (1) to restore the property to its prior condition, in which event it will bear all costs of such restoration or (2) to purchase the hotel for an amount generally equal to the lessor’s investment in the hotel;

•	the TRS generally will indemnify our operating partnership and its subsidiaries against all liabilities imposed on our operating partnership and its subsidiaries during the term of the leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the TRS’s use, management, maintenance, or repair of the hotels, (3) any taxes and assessments that are the obligation of the TRS, (4) any failure on the part of the TRS to perform or comply with any of the terms of the lease and (5) the non-performance of any of the terms and provisions of any sublease;

•	the TRS is obligated to pay substantial fixed rent for the period of use of the hotels;

•	the TRS stands to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	our operating partnership, and its subsidiaries cannot use the hotels concurrently to provide significant services to entities unrelated to the TRS; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the leases.

Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the leases between our operating partnership and our TRS that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that our operating partnership and its subsidiaries receive from the TRS may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. Since the rent that we will receive will be based on fixed percentages of the lessees’ gross revenues from the related hotel, our rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotels that we acquire in the future, we will not charge rent for any hotel that is based in whole or in part on the income or profits of any person, except by reason of being based on fixed percentages of gross revenues, as described above.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a “related party tenant”) other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We anticipate that each of our hotels will be leased to our TRS. In addition, our charter prohibits transfers of our stock that would cause us to own, actually or constructively, 10% or more of the ownership interests in a lessee (other than a TRS). Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. Furthermore, we have represented that, with respect to other hotels that we acquire in the future, we will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a TRS at some future date.

As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. However, rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.”

Our TRS will engage independent hotel managers to operate the initial nine hotels on its behalf. Furthermore, we have represented that, with respect to properties that we lease to our TRS in the future, it will engage an “eligible independent contractor” to manage and operate the hotels. We believe that Commonwealth Hotels, Inc. and Hyatt Corporation will qualify as “eligible independent contractors.”

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each property, we believe either that the personal property ratio is less than 15% or that any rent attributable to personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

Fourth, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income or through a TRS. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, or a TRS, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more TRSs, which may provide noncustomary services to our tenants without tainting our rents from the related hotels.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as “rents from real property.” In that case, we might lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

In addition to the rent, the lessees are required to pay certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that we are obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Interest.    The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property. Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of both of the gross income tests.

Prohibited Transactions.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests.

Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, earlier or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions.    From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items, and futures and forward contracts. To the extent that we or our operating partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we or our operating partnership hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Failure to Satisfy Gross Income Tests.    If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test and the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as “securities” for purposes of the 10% value test (for example, qualifying debt securities of a partnership or REIT in which we own no equity interest or of a partnership if we own at least a 20% profits interest in the partnership).

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed dividends of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income in excess of 5% of our REIT taxable income, computed without regard to the dividends paid deduction.

We must pay such distributions in the taxable year to which they relate, by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods.

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, domestic corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a beneficial owner of our common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for federal income tax purposes holds shares of our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you should consult your own tax advisor regarding the consequences of the ownership and disposition of shares of our common stock by the partnership.

Distributions to Taxable U.S. Stockholders

As long as we qualify as a REIT, a taxable “U.S. stockholder” must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.

Under the Jobs and Growth Tax Act, dividends (other than capital gain dividends) paid by a REIT from rental income and other REIT operations to most non-corporate U.S. stockholders generally are not qualified dividend income and continue to be taxed at ordinary rates of up to 35%. Dividends paid by a REIT will be treated as qualified dividend income, however, to the extent that (1) the REIT itself has qualified dividend income—such as dividends from TRSs—for the taxable year in which the dividend is paid and (2) the REIT designates such dividends as qualified dividend income. Qualified dividend income of a REIT will also include the sum of (x) the excess of the REIT taxable income for the preceding year, which will typically include any income that the REIT does not distribute to stockholders, over the tax payable by the REIT on such income, and (y) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year. In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. stockholder must hold our common stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which out common stock becomes ex-dividend.

A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its common stock. Long-term capital gains are generally taxable at maximum federal rates of 15% (through the 2008 tax year) in the case of most non-corporate U.S. stockholders, and 35% in the case of U.S. stockholders that are corporations. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” We generally will designate our capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

The reduced rate on qualified dividend income and long-term capital gains provided by the Jobs and Growth Tax Act is eliminated for tax years beginning after December 31, 2008. Without future congressional action, the maximum tax rate for non-corporate U.S. stockholders on long-term capital gains will return to 20% in 2009, and the maximum tax rate for non-corporate U.S. stockholders on dividends will increase to 35% in 2009 and 39.6% in 2011.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such common stock. A U.S. stockholder will recognize a gain on a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which rate will apply for the period from January 1, 2003 to December 31, 2010). The maximum tax rate on long-term capital gain applicable to most non-corporate U.S. stockholders is 15% for sales and exchanges of assets held for more than one year occurring from May 7, 2003 through December 31, 2008. A U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. stockholder purchases other common stock within 30 days before or after the disposition.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A U.S. stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the U.S. stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders. See “Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than

10% of our stock must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by looking through one or more pension trusts to satisfy the rule requiring that no more than 50% of our stock be owned by five or fewer individuals; and

•	either

•	one pension trust owns more than 25% of the value of our stock; or

•	a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of our stockholders who are beneficial owners of our common stock and who are not U.S. stockholders, such as nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (“Non-U.S. stockholders”), are complex. This section is only a summary of such rules. We urge Non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the common stock, including any reporting requirements.

A Non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the Non-U.S. stockholder’s conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be required to file U.S. tax returns and will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate Non-U.S. stockholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution not designated or otherwise treated as a capital gain dividend paid to a Non-U.S. stockholder unless either:

•	a lower treaty rate applies and the Non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A Non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. A Non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of the common stock, if the Non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a

Non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a Non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in real property and generally includes shares in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a Non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the Non-U.S. stockholder. A Non-U.S. stockholder thus would be required to file U.S. tax returns and would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a dividend. We must withhold 35% of any distribution that we could designate as a capital gain distribution. A Non-U.S. stockholder will receive a credit against its tax liability for the amount we withhold.

A Non-U.S. stockholder generally will not incur tax under FIRPTA on a sale or other disposition of our stock as long as during the five-year period ending on the date of the distribution or disposition non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that this test will be met. However, a Non-U.S. stockholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA on a sale or other disposition of our common stock if the common stock will be “regularly traded” on an established securities market. Because our common stock is expected to be regularly traded on an established securities exchange, a Non-U.S. stockholder should not incur tax under FIRPTA as long as it owns, actually or constructively, no more than 5% of our common stock. If the gain on the sale of the common stock were taxed under FIRPTA, a Non-U.S. stockholder would be required to file U.S. tax returns and would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, the proceeds of any sale or other disposition of our common stock to which FIRPTA applies would be subject to withholding equal to 10% of such proceeds if our common stock is not regularly traded on an established securities market. Furthermore, a Non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the Non-U.S. stockholder’s U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•	the Non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Tax Aspects of Our Investments in Our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in EHP Operating Partnership, L.P., our operating partnership, and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.    We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. It is anticipated that each Partnership intends to be classified as a partnership for federal income tax purposes (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership is expected to qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “—Requirements for Qualification—Income Tests” and “—Requirements for Qualification—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Requirements for Qualification—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.    A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations.    Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties.    Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value and the adjusted tax basis of the contributed property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. It is expected that our operating partnership generally will use the “traditional method” for making such allocations.

Under our operating partnership’s partnership agreement, depreciation or amortization deductions of the operating partnership generally will be allocated among the partners in accordance with their respective interests in the operating partnership, except to the extent that the operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. With respect to contributed properties that have a tax basis that is lower than their capital account value, the operating partnership will use the “ traditional method “ under Section 704(c) of the Internal Revenue Code for allocating depreciation deductions. As a result of the operating partnership’s use of the traditional method, our tax depreciation deductions attributable to properties contributed to our operating partnership by other partners may be lower and gain on a sale of such property may be higher than they would have been if our operating partnership had acquired those properties for cash. If we receive lower tax depreciation deductions from contributed properties, we would recognize increased taxable income, which could increase the annual distributions that we are required to make under the federal income tax rules applicable to REITs or cause a higher portion of our distributions to be treated as taxable dividend income instead of a tax-free return of capital or a capital gain.

See “—Taxation of U.S. Taxable Stockholders.” In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the operating partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest.    Our adjusted tax basis in our partnership interest in our operating partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to our operating partnership;

•	increased by our allocable share of our operating partnership’s income and our allocable share of indebtedness of our operating partnership; and

•	reduced, but not below zero, by our allocable share of the operating partnership’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of our operating partnership.

If the allocation of our distributive share of our operating partnership’s loss would reduce the adjusted tax basis of our partnership interest below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that our operating partnership’s distributions, or any decrease in our share of the indebtedness of our operating partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Our Operating Partnership.    To the extent that our operating partnership, acquires its properties in exchange for cash, its initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the operating partnership. Our operating partnership generally will depreciate such property for federal income tax purposes under the modified accelerated cost recovery system of depreciation (“MACRS”). Under MACRS, our operating partnership generally will depreciate furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, our operating partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Recently enacted tax legislation provides a first-year “bonus” depreciation deduction equal to 50% of the adjusted basis of qualified property placed in service after May 5, 2003, which includes qualified leasehold improvement property and property with a recovery period of less than 20 years, such as furnishings and equipment at our hotels. “Qualified leasehold improvement property” generally includes improvements made to the interior of nonresidential real property that are placed in service more than three years after the date the building was placed in service. Under MACRS, our operating partnership generally will depreciate buildings and improvements over either a 39-year or 40-year recovery period using a straight line method and a mid-month convention. Our operating partnership’s initial basis in properties acquired in exchange for units in our operating partnership should be the same as the transferor’s basis in such properties on the date of acquisition by our operating partnership. Although the law is not entirely clear, our operating partnership generally will depreciate such property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. Our operating partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in our operating partnership, except to the extent that our operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions to the extent available.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution, subject to certain adjustments over time. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Requirements for Qualification—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A TRS may provide services to our lessees and perform activities unrelated to our lessees, such as third-party management, development, and other independent business activities. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated.

We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

Rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

Our TRS will engage independent hotel managers to operate the related hotels on its behalf. Furthermore, we have represented that, with respect to properties that we lease to our TRS in the future, it will engage an “eligible independent contractor” to manage and operate the hotels. We believe that Commonwealth Hotels, Inc. and Hyatt Corporation will qualify as “eligible independent contractors.”

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on certain transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We believe that all transactions between us and our TRS will be conducted on an arm’s-length basis.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the common stock.

Proposed Legislation

Bills have been passed in the United States House of Representatives and Senate that would amend certain tax rules relating to REITs. As of the date hereof, this proposed legislation has not been enacted into law. Among other things, the proposed legislation would, if enacted, result in the following changes:

•	As discussed above under “-Asset Tests,” we generally may not own more than 10% by vote or value of any one issuer’s securities or hold more than 5% of our total assets in any one issuer’s securities. If we fail to meet this test at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the House bill only, a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10 million could be cured if the REIT disposes of sufficient assets within six months after the end of the quarter in which the violation is identified. For violations due to reasonable cause that are larger than this amount, the proposed legislation would permit the REIT to avoid disqualification as a REIT by taking disposing of sufficient assets to meet the asset test within six months after the end of the quarter in which the violation is identified and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

•	The proposed legislation in the House bill only would expand the straight debt safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value limitation discussed above.

•	The proposed legislation in the House bill only would change the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described above under “- Income Tests” by excluding certain hedging income and would make certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

•	The proposed legislation in the House bill only would provide additional relief in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT if (1) the violation is due to reasonable cause, (2) we pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation described in the first and third bullet points above.

•	The proposed legislation in the Senate bill only also would modify the tax treatment of certain distributions to Non-U.S. stockholders, as described above under “-Taxation of Non-U.S. Stockholders.” Under the proposed legislation, dividends that are attributable to gains from sales of United States real property interests would to a Non-U.S. stockholder who owns 5% or less of a publicly-traded REIT be treated and taxed as ordinary dividends (i.e., subject to U.S. withholding tax at the applicable rate), and not be treated as income that is effectively connected with a United States trade or business, reportable on a U.S. tax return, taxed at regular U.S. rates, and, in the case of a corporate Non-U.S. stockholder, possibly subject to branch profits tax.

The foregoing is not an exhaustive list of changes that would be made by the proposed legislation. Under the proposed effective dates, the provisions relating to the expansion of the straight debt safe harbor and our ability to enter into leases with our taxable REIT subsidiaries would apply to taxable years ending after December 31, 2000, and the remaining provisions described above generally would apply to taxable years beginning after the date the proposed legislation is enacted.

As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation discussed above will be enacted in its current form or at all.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom A.G. Edwards & Sons, Inc. and Wachovia Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Underwriter	Number of Shares of Common Stock
A.G. Edwards & Sons, Inc.	4,698,167
Wachovia Capital Markets, LLC	4,698,166
Legg Mason Wood Walker, Incorporated	2,013,500
Calyon Securities (USA) Inc.	1,006,750
RBC Capital Markets Corporation	1,006,750
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	145,000
Robert W. Baird & Co. Incorporated	145,000
Friedman, Billings, Ramsey & Co., Inc.	145,000
Harris Nesbitt Corp.	145,000
J.P. Morgan Securities Inc.	145,000
Keybanc Capital Markets, A Division of McDonald Investments Inc.	145,000
Morgan Keegan & Company, Inc.	145,000
Stifel, Nicolaus & Company Incorporated	145,000

Total	14,583,333

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are severally obligated to take and pay for all shares of common stock offered hereby (other than those covered by the underwriters’ over-allotment option described below) if any such shares are taken.

The underwriters initially propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at a price that represents a concession not in excess of $0.37 per share below the public offering price. Any underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to other underwriters or to certain dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,187,500 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter’s name in the preceding table bears to the total number of shares set forth next to the names of all underwriters in the preceding table.

Each of our directors, executive officers and Daniel T. Fay and Corporex Companies LLC have agreed not to sell or otherwise dispose of any shares of our common stock, including, without limitation, the shares of common stock that are being issued directly to Messrs. Fay and Butler as partial payment for their equity interests in entities that own two of the initial nine hotels, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. The underwriters may, in their sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 180-day period. There are, however, no agreements between the underwriters and the parties that would allow them to do so as of the date of this prospectus. The total number of shares of common stock subject to this 180-day lockup period is 354,872.

At our request, the underwriters have reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and other persons with whom we have a business relationship, who have expressed an interest in participating in this offering. We expect these persons to purchase no more than 5% of the common stock offered in this offering. Any reserved shares that are not purchased may be reallocated to other persons for whom such shares are reserved, or sold to the general public. The number of shares available for sale to the general public will be reduced to the extent persons purchase these reserved shares.

Prior to the offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price include the following:

•	the information set forth in this prospectus and otherwise available to the underwriters,

•	market conditions for initial public offerings,

•	the history and the prospects for the industry in which we compete,

•	an assessment of the ability of our management,

•	our prospects for future earnings,

•	the present state of our development and our current financial condition,

•	the general condition of the securities markets at the time of this offering, and

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable entities.

The following table provides information regarding the amount of the discount and other items of underwriting compensation, as determined in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc., to be paid to the underwriters by us:

	Discount Per Share	Total Discount and Other Compensation Without Exercise of Over-allotment Option	Total Discount and Other Compensation With Full Exercise of Over-allotment Option
Underwriting discounts and commissions payable by us	$0.63375	$9,242,187	$10,628,516

We will pay an additional fee equal to 0.5% of the gross proceeds of the offering (including any exercise of the underwriters’ over-allotment option) to A.G. Edwards & Sons, Inc. for advisory services in connection with the evaluation, analysis and structuring of our formation as a REIT. We estimate that the total expenses of the offering, excluding the underwriting discounts and commission but including the 0.5% advisory fee, will be approximately $2,585,937.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “EHP”. In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. An over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions.

Stabilizing transactions consist of some bids or purchases of shares of our common stock made for the purpose of preventing or slowing a decline in the market price of the shares while the offering is in progress.

In addition, the underwriters may impose penalty bids, under which they may reclaim the selling concession from a syndicate member when the shares of our common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions.

Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the common stock or preventing or slowing a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We have agreed that for a period of 180 days from the date hereof, we will not, without the prior written consent of the underwriters, in their sole discretion, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any securities that are substantially similar to the common stock or any preferred shares that rank on a parity with or senior to the common stock, including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive any such substantially similar securities.

The underwriters or their affiliates from time to time provide and may in the future provide investment banking, commercial banking and financial advisory services to us, for which they have received and may receive customary compensation. An affiliate of Corporex, which is controlled by our Chairman, has a brokerage account with A.G. Edwards & Sons, Inc. through which it engages in securities transactions from time to time and for which it pays A.G. Edwards & Sons, Inc. ordinary and customary compensation.

EXPERTS

The combined balance sheets as of December 31, 2002 and 2003, and the related combined statements of operations, owners’ equity and cash flows for each of the three years in the period ended December 31, 2003 and related schedule of Eagle Hospitality Group and the balance sheet as of June 30, 2004 of Eagle Hospitality Properties Trust, Inc., have been included in this prospectus and in the registration statement in reliance upon the reports of Grant Thornton LLP, independent registered public accounting firm, appearing elsewhere in this prospectus, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of our common stock to be issued in the offering will be passed upon for us by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in the offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

After the offering, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms. In addition, since we expect that our common stock will be listed on the New York Stock Exchange, you will be able to inspect and copy similar information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Eagle Hospitality Properties Trust, Inc.

We have audited the accompanying balance sheet of the Eagle Hospitality Properties Trust, Inc. (the “Company”) as of June 30, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/    GRANT THORNTON LLP

Cincinnati, Ohio

September 3, 2004

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

BALANCE SHEET

June 30, 2004

Asset
Cash	$1,000

Stockholders’ Equity

Preferred stock, $.01 par value, authorized—10,000,000 shares; no shares issued and outstanding	$-

Common stock, $.01 par value, authorized—100,000,000 shares; 100 shares issued and outstanding	1

Additional paid-in capital	999

Total Stockholders’ Equity	$1,000

See accompanying notes to balance sheet.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

NOTES TO BALANCE SHEET

June 30, 2004

Note A—Organization

Eagle Hospitality Properties Trust, Inc. (the “Company”) was incorporated in Maryland on April 5, 2004 but has had no operations to date other than matters relating to its organization and the issuance of 100 shares of common stock, par value $.01 per share (“Common Stock”), to its initial stockholder for $10 per share. The Company and its initial stockholder have agreed that such initial 100 shares will be redeemed by the Company for the original purchase price simultaneously with the closing of the Offering (as defined below).

The Company is being formed to acquire the properties known as Eagle Hospitality Group.

Note B—Summary of Significant Accounting Policies

Basis of Accounting

The books and records of the Company are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Income Taxes

The Company intends to elect to be taxed as a real estate investment trust (“REIT”) and to comply with the provisions of the Internal Revenue Code with respect thereto. Accordingly, the Company will not be subject to federal income tax to the extent of its distributions to stockholders.

Profit and Loss Allocations and Distributions

As a REIT, the Company intends to declare regular quarterly distributions in order to distribute substantially all of its taxable income to stockholders each year.

Consolidation Policy

The Company’s consolidated financial statements include wholly owned subsidiaries and those subsidiaries in which it owns a majority voting interest with the ability to control operations of the subsidiaries and where no approval, veto or other important rights have been granted to the minority equity owners. Upon the closing of the Offering (as defined below), the Operating Partnership (as defined below) will be the only subsidiary in which the Company owns a majority voting interest with the ability to control its operations and where no approval, veto or other important rights have been granted to minority equity owners. In addition, the Company consolidates those entities, if any, where it is deemed to be the primary beneficiary in a variable interest entity (as defined by FASB Interpretation 46 “Consolidation of Variable Interest Entities” (“FIN 46”)). Upon the closing of the Offering, the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter will be considered a variable interest entity because of the Company’s right and obligation to purchase the remaining 51% interest that is currently owned by Mr. Butler and because the Company will have the right to receive all excess cash generated by such entity after payment of a stated cumulative distribution payable to the holder of the remaining 51% interest. Other than the Operating Partnership and the entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter, the Company owns no interest in any other entities that are not its wholly owned subsidiaries. All significant intercompany transactions and accounts will be eliminated for presentation purposes in the consolidation.

Note C—Formation Transactions

The Company has filed a Registration Statement on Form S-11 with the SEC with respect to a public offering of up to $240 million of its common stock (the “Offering”). Upon consummation of the Offering, it is expected that the Company will be the general partner of, and hold a controlling interest in, EHP Operating Partnership, L.P., a Maryland limited partnership (the “Operating Partnership”). Upon consummation of the offering, the Operating Partnership will succeed to interests in nine hotels owned by entities directly or indirectly controlled by Corporex Companies, Inc. The Company will be self-administered and self-managed and will conduct all of its business activities through the Operating Partnership.

The following transactions will occur at or shortly prior to the closing of the Offering:

•	The Company will contribute the net proceeds of the Offering to the Operating Partnership in exchange for Operating Partnership units.

•	The Company will make a cash payment equal to $28,600,592 plus an amount equal to such hotels’ collective net working capital as of the closing and issue 146,540 shares of Common Stock to acquire the Hyatt Regency Rochester and the Embassy Suites Hotel Tampa-Airport/Westshore through an acquisition of single purpose entities that own the hotels. The Company will contribute the single purpose entities that own the hotels to the Operating Partnership. In connection with these transactions, the Operating Partnership will assume approximately $33.6 million of mortgage debt relating to these two hotels.

•	To acquire a 49% interest in the single purpose entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter and a 100% interest in the single purpose entities that own the remaining six initial hotels, the Operating Partnership will issue an aggregate of 5,566,352 Operating Partnership units and make a cash payment equal to $21,399,408 plus an amount equal to such hotels’ collective net working capital as of the closing. Because the Company has the right and obligation to acquire the remaining 51% interest in the single purpose entity that owns the Embassy Suites Hotel Cincinnati-RiverCenter in exchange for 427,485 Operating Partnership units, the assets, liabilities and operations of such entity are included on the Company’s consolidated financial statements. In addition, the Operating Partnership will assume approximately $153.1 million of consolidated mortgage debt relating to these seven hotels. The amounts do not include earn-out payments totaling in the aggregate up to 833,333 additional operating partnership units, which will be payable over a three-year period to the original contributors of the Embassy Suites Hotel Columbus/Dublin, the Embassy Suites Hotel Cleveland/Rockside and the Embassy Suites Hotel Denver-International Airport only if certain operating measurements are achieved during any trailing 12-month period within three years of the contribution.

•	If the Company disposes of any of the initial hotels (other than the Embassy Suites Hotel Tampa-Airport/Westshore and the Hyatt Regency Rochester), the Company would be obligated to indemnify the original contributors (including their permitted transferees and persons who are taxable on the income of a contributor or permitted transferee) against certain tax consequences of the sale. The Company has agreed to pay a contributor’s tax liability with respect to gain allocated to the contributor under Section 704(c) of the Internal Revenue Code if the Company disposes of a property contributed by the contributor in a taxable transaction during a “protected period,” which continues until the earlier of:

•	10 years after the contribution of such property; and

•	the date on which the contributor no longer owns, in the aggregate, at least 25% of the units issued to the contributor at the time of its contribution of property to the Operating Partnership.

This tax indemnity will be equal to the amount of the federal and state income tax liability the contributor incurs with respect to the gain allocated to the contributor upon such sale. The terms of the contribution agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. While the tax indemnities do not contractually limit the Company’s ability to conduct its business in the way it desires, the Company is less likely to sell any of the contributed properties in a taxable transaction during the indemnity period. Instead, the Company would either hold the property for the entire indemnity period or seek to transfer the property in a tax-deferred like-kind exchange. A condemnation of one of the Company’s properties could trigger our tax indemnification obligations. In addition, under certain of the tax indemnification agreements, the Company has agreed to use commercially reasonable efforts during the protected period to make available to the contributors opportunities to guarantee liabilities of the Operating Partnership, which will allow the contributors to defer recognition of gain in connection with the contribution of these seven hotels.

•	The Operating Partnership will use approximately $53.9 million of the net proceeds of the Offering to repay other outstanding consolidated mortgage debt on the initial nine hotel properties and $20.7 million to repay outstanding loans from Corporex and Commonwealth Hotels, Inc.

•	The Operating Partnership will lease each of the initial properties to a taxable REIT subsidiary, or “TRS,” which is wholly owned by the Operating Partnership.

•	Immediately prior to consummation of this offering, we will issue 208,332 shares of common stock to Corporex and a trust to be established for the benefit of some of its employees. The holders of such shares will be prohibited from transferring such shares without our consent until the first anniversary of this offering.

•	As sole general partner of, and owner of a 70% interest in, the Operating Partnership, there are no restrictions on the Company’s ability to cause the Operating Partnership to enter into major transactions.

Note D—Organizational, Offering, General and Administrative Costs

The Company will be required to pay all of its organizational and offering expenses.

Note E—Restricted Stock

Upon consummation of the Offering, the Company will issue to its executive officers and directors an aggregate of 216,668 shares of restricted stock under a long-term incentive plan to be adopted by its shareholders. With respect to the Company’s Chairman and each of its executive officers, one-fifth of the shares of restricted stock will vest on each anniversary of the date of grant. With respect to the remaining directors, all of the shares of restricted stock will vest on the first anniversary of the date of grant. Given that the Company intends to hire additional employees simultaneously with or shortly after the closing of this offering, the Company may issue up to an aggregate of 20,000 shares of additional restricted stock, which would be subject to a five-year vesting period, during the remainder of 2004. Distributions will be paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of common stock.

Note F—Commitments and Contingencies

After the Offering, the Company expects to make quarterly distributions to its stockholders. Due to the Company’s structure as discussed in Note C, the Company’s ability to make such quarterly distributions will depend upon cash the Company expects to receive from cash generated by the operations of the Operating Partnership.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Eagle Hospitality Properties Trust, Inc.

We have audited the accompanying combined balance sheets of Eagle Hospitality Group (Note A) as of December 31, 2003 and 2002 and the related combined statements of operations, comprehensive income, stockholders/partnership/membership equity and cash flows for the years ended December 31, 2003, 2002 and 2001. Our audits also included the financial statement schedule listed in the Index to the financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Eagle Hospitality Group as of December 31, 2003 and 2002, and the combined results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken a whole, presents fairly in all material respects the information set forth therein.

/s/    GRANT THORNTON LLP

Cincinnati, Ohio

January 23, 2004

EAGLE HOSPITALITY GROUP

COMBINED BALANCE SHEETS

June 30, 2004 (unaudited) and

December 31, 2003 and 2002 ($000’s omitted)

	2002	2003	June 30, 2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,119	$1,199	$2,735
Restricted cash real estate tax escrows	1,751	1,915	2,860
Restricted investments—marketable securities for replacement reserves	1,038	1,825	994
Accounts receivable	2,204	2,131	2,658
Accounts receivable—affiliate	732	100	191
Inventory	333	337	341
Prepaid expenses	304	184	292

Total current assets	8,481	7,691	10,071

RESTRICTED REPLACEMENT RESERVES	5,589	6,015	7,192

PROPERTY AND EQUIPMENT: (at cost)
Land and land improvements	12,463	12,599	12,599
Building and leasehold right	158,282	158,902	158,931
Equipment and furnishings	43,095	43,539	44,863

Total property and equipment	213,840	215,040	216,393

Less accumulated depreciation	(44,831)	(53,463)	(57,519)

Property and equipment, net	169,009	161,577	158,874

OTHER ASSETS:
Deferred charges and other assets (net of amortization of $2,881 and $1,996 in 2003 and 2002, respectively) (net of amortization of $2,718 and $3,512 as of period ended June 30, 2003 and 2004, respectively)	2,293	1,739	1,470

Total assets	$185,372	$177,022	$177,607

LIABILITIES AND STOCKHOLDERS’/PARTNERS’/MEMBERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$2,195	$69,981	$69,298
Current portion of long-term related party debt	-	430	430
Current portion of capital lease obligation	191	199	124
Accounts payable	1,256	1,439	1,330
Due to affiliates	296	253	233
Accrued expenses	3,865	3,433	5,045
Advance deposits	250	258	397

Total current liabilities	8,053	75,993	76,857

Long-term debt	150,775	81,909	80,848
Long-term portion of related party debt	45,557	43,576	43,918
Long-term portion of capital lease obligation	228	29	4
Interest rate swap	1,607	716	180

Total long-term liabilities	198,167	126,230	124,950

Total liabilities	206,220	202,223	201,807

STOCKHOLDERS’, PARTNERS’, AND MEMBERS’ EQUITY:
Common shares at $.01 par value, 7,500 shares authorized and 3,678 shares issued and outstanding at December 31, 2003 and 2002 and at June 30, 2004, at aggregate stated value	37	37	37

SUBSCRIPTIONS RECEIVABLE	(225)	-	-

STOCKHOLDERS’, PARTNERS’ AND MEMBERS EQUITY	(20,660)	(25,238)	(24,237)

TOTAL STOCKHOLDERS’, PARTNERS’ AND MEMBERS EQUITY	(20,848)	(25,201)	(24,200)

Total liabilities and partners’ equity	$185,372	$177,022	$177,607

The accompanying notes to the combined financial statements are an integral part of the statements.

EAGLE HOSPITALITY GROUP

COMBINED STATEMENTS OF OPERATIONS AND STOCKHOLDERS’,

PARTNERS’, AND MEMBERS’ EQUITY

For the six months ended June 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001 ($000’s omitted)

	Years ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
REVENUES:
Rooms department	$42,025	$48,958	$53,297	$26,105	$27,782
Food and beverage department	14,970	17,910	18,381	9,135	9,732
Other operating departments	2,109	2,952	2,977	1,458	1,553

Total revenues	59,104	69,820	74,655	36,698	39,067
OPERATING EXPENSES:
Rooms department	11,477	12,679	13,724	6,945	6,828
Food and beverage department	10,863	11,671	12,158	6,184	6,132
Other operating departments	767	1,635	1,654	826	878
Selling, general and administrative expense	20,526	23,006	24,594	12,262	12,607
Management Fees—Related Party	1,506	1,692	1,778	884	999
Depreciation and amortization	6,596	8,563	9,518	4,841	4,384

Total operating expenses	51,735	59,246	63,426	31,942	31,828

NET OPERATING INCOME	7,369	10,574	11,229	4,756	7,239

OTHER INCOME (EXPENSE):
Interest expense	(11,246)	(10,998)	(11,085)	(5,112)	(4,847)
Interest Expense—Related Party	(232)	(1,028)	(975)	(995)	(935)
Interest income	189	306	104	56	82
Other income—net	(4)	6	10	1	15

Total other expense	(11,293)	(11,714)	(11,946)	(6,050)	(5,685)

NET LOSS	(3,924)	(1,140)	(717)	(1,294)	1,554

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) on marketable securities	(58)	15	55	30	(79)
Effect of interest rate swap	(700)	(907)	891	337	536

Total other comprehensive income (loss)	(758)	(892)	946	367	457

COMPREHENSIVE INCOME (LOSS)	(4,682)	(2,032)	229	(927)	2,011

STOCKHOLDERS’, PARTNERS’ and MEMBERS’ EQUITY, beginning of year/quarter	(14,390)	(21,108)	(20,660)	(20,660)	(25,238)

PARTNER CONTRIBUTIONS	-	6,565	-	545	722

PARTNER DISTRIBUTIONS	(2,036)	(4,085)	(4,807)	(2,711)	(1,732)

STOCKHOLDERS’, PARTNERS’ and MEMBERS’ EQUITY, end of year/quarter	$(21,108)	$(20,660)	$(25,238)	$(23,753)	$(24,237)

SUPPLEMENTAL COMPREHENSIVE INCOME (LOSS) INFORMATION:
Cumulative unrealized gain (loss) on marketable securities	$(58)	$(43)	$12	$(13)	$(69)

Cumulative unrealized gain (loss) on interest rate swap	$(700)	$(1,607)	$(716)	$(1,270)	$(180)

The accompanying notes to the combined financial statements are an integral part of these statements.

EAGLE HOSPITALITY GROUP

COMBINED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001 ($000’s omitted)

	Years ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,924)	$(1,140)	$(717)	$(1,294)	$1,554
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,596	8,563	9,518	4,841	4,384
(Gain)/loss on sale of property and equipment	4	(7)	(11)	0	0
Changes in participation liability	(586)	-	-
Changes in assets and liabilities:
Restricted cash	(719)	(1,500)	(590)	(2,210)	(2,122)
Receivables	33	(886)	705	826	(618)
Inventory, prepaid expenses, and other assets	(39)	(118)	116	(128)	(112)
Accounts payable	(1,250)	(442)	183	343	(129)
Accrued expenses	1,074	772	(475)	1,573	1,612
Advance deposits	(121)	(74)	8	220	139

Net cash provided by operating activities	1,068	5,168	8,737	4,171	4,708
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(32,446)	(23,577)	(1,199)	(876)	(1,353)
Proceeds from sale of assets	-	7	11	0	0
Purchase of investments	(953)	(22)	(732)	990	752

Net cash used in investing activities	(33,399)	(23,592)	(1,920)	114	(601)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from financing	57,318	19,886	4,136	0	0
Payment of loans	(31,337)	(27,235)	(5,216)	(1,318)	(1,744)
Proceeds from related party financing	10,839	24,778	846	721	556
Payment of related party loans	(880)	(869)	(2,397)	(1,562)	(214)
Payment on capital lease obligation	(126)	(87)	(191)	(73)	(100)
Deferred loan costs paid	(671)	(1,071)	(333)	(264)	(59)
Partner contributions	-	6,565	-	0	0
Subscription receivable	-	(225)	225	0	0
Partner distributions	(2,036)	(4,085)	(4,807)	(2,166)	(1,010)

Net cash provided by (used in) financing activities	33,107	17,657	(7,737)	(4,662)	(2,571)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	776	(767)	(920)	(377)	1,536

CASH AND CASH EQUIVALENTS, beginning of year	2,110	2,886	2,119	2,119	1,199

CASH AND CASH EQUIVALENTS, end of year	$2,886	$2,119	$1,199	$1,742	$2,735

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$11,594	$12,828	$13,283	$7,105	$5,468

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS ($000’s omitted):

The Eagle Hospitality Group incurred an unrealized gain (loss) of $69 and (13) for the periods ended June 30, 2003 and 2004, respectively, and $55, $15 and ($58) for the years ended December 31, 2003, 2002 and 2001, respectively, related to its investment in marketable securities. The effects of the unrealized gain (loss) are reflected as an increase (decrease) to marketable securities and to comprehensive income. In addition, the Eagle Hospitality Group incurred an unrealized gain (loss) of $337 and $536 for the periods ended June 30, 2003 and 2004, respectively, and $891, ($907) and ($700) for the years ended December 31, 2003, 2002 and 2001, respectively, related to interest rate swap agreements. The effects of the interest swap are reflected as a decrease (increase) in liability and increase (decrease) in comprehensive income.

Additional distributions of $180 were declared at June 30, 2004 and December 31, 2003 that were not yet paid. The amount is reflected in the financial statements as an accrual and a reduction to members' equity.

The accompanying notes to combined financial statements are an integral part of these statements.

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

The Eagle Hospitality Group is not a legal entity, but rather a combination of eight completed hotels that are owned by various limited partnerships, corporations and limited liability companies that are controlled by affiliates of Corporex Companies, Inc. (“Corporex”). Eagle Hospitality Group represents the predecessor to the operations of Eagle Hospitality Properties Trust, Inc. (the “Company”). For accounting and financial reporting purposes, Eagle Hospitality Group is assumed to have acquired 100% of the equity of the limited partnerships, corporations and limited liability companies that own seven of the eight hotels because any minority interest will be in the form of units of limited partnership interest in EHP Operating Partnership, L.P., the entity through which the Company conducts its business (the “Operating Partnership”), which will each be redeemable after one year for the cash value of one share of the Company’s common stock or, at the Company’s sole option, one share of such common stock. The Company will be the sole general partner of the Operating Partnership.

The Company will also acquire a 49% interest in the entity that owns the eighth hotel. The Company will have the option to purchase the remaining 51% interest in the entity no later than January 31, 2006 for 427,485 operating partnership units. After the satisfaction of certain conditions, the holder of such remaining 51% interest has the right to sell all, but not less than all, of such remaining interest to the Company in exchange for 427,485 operating partnership units. During such time that the holder retains such interest, the entity will be required to pay such holder cumulative distributions equal to the distributions, if any, that are paid by the Operating Partnership with respect to 427,485 operating partnership units. All excess cash generated by the entity will be distributed to the Company. Because such entity will be a variable interest entity of the Company under FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” and consolidated with the Company’s financial statements, its assets, liabilities and operations are combined with the other hotels as part of the Eagle Hospitality Group.

These combined financial statements include the accounts of CPX-RiverCenter Landmark Hotel Limited Partnership (Cincinnati Landmark Marriott), RiverCenter Hotel Limited Partnership (Embassy Suites Hotel Cincinnati-RiverCenter), EHP Dublin Suites, LLC (Embassy Suites Hotel Columbus/Dublin), EHP Independence Suites, LLC (Embassy Suites Hotel Cleveland/Rockside), EHP DIA Suites, LLC (Embassy Suites Hotel Denver-International Airport), Corporex Key Limited Partnership No. 2 (Hilton Cincinnati Airport) and KY Florida Hotel Investors, Inc. (Embassy Suites Tampa Airport and Hyatt Regency Rochester), collectively “The Eagle Hospitality Group”. All significant intercompany transactions have been eliminated. Commonwealth Hotels, Inc., which is also an affiliate of Corporex, manages all of the hotels other than the Hyatt Regency Rochester, which is managed by Hyatt Corporation.

The hotels included in the Eagle Hospitality Group consist of the following:

Property Name	Location	Number of Rooms
Cincinnati Landmark Marriott	Covington, Kentucky	321
Embassy Suites Hotel Cincinnati- RiverCenter	Covington, Kentucky	226
Embassy Suites Hotel Columbus/Dublin	Dublin, Ohio	284
Embassy Suites Hotel Cleveland/Rockside	Independence, Ohio	271
Embassy Suites Hotel Denver-International Airport	Denver, Colorado	174
Hilton Cincinnati Airport	Florence, Kentucky	306
Embassy Suites Hotel Tampa-Airport/Westshore	Tampa, Florida	221
Hyatt Regency Rochester	Rochester, New York	336

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

Cincinnati Landmark Marriott

CPX Landmark, Inc. (“CPXL”), a wholly owned subsidiary of CPX-Commercial Development Corporation (“CPX”), is a 20% general partner, and is solely responsible for the management of the CPX-RiverCenter Landmark Hotel Limited Partnership. This partnership was created on July 31, 1997 to construct, own and operate a 321 room, 256,000 square feet full-service hotel located in Covington, Kentucky. Construction of the Cincinnati Landmark Marriott was completed in 1999 and operations commenced May 4, 1999.

CPXL and the partnership are affiliates of CPX-Commercial Development Corporation and Corporex Realty & Investment Corporation (“CRIC”), both subsidiaries of Corporex through common ownership. CPX-Commercial Development Corporation is a wholly owned subsidiary of CRIC, which is a wholly owned subsidiary of Corporex Companies. Outside investors and other key employees of Corporex own 38% and 7.9%, respectively, ownership interests in CPX-RiverCenter Landmark Hotel Limited Partnership.

Income, loss and cash flow are allocated and/or distributed to the partners in accordance with the partnership agreement. Subsequent to June 30, 2004, CPXL paid a regular distribution of $600 to its partners in accordance with the partnership agreement. CPX guarantees to provide funds to the partnership so that certain limited partners shall receive 8% per annum of their respective unrepaid capital amounts for a period of five years from the certificate of occupancy or until such limited partners receive a total of 50% of their initial investment. The limited partners have received a total of 55% of their initial investment through 2003.

Embassy Suites Hotel Cincinnati—RiverCenter

CPX-RiverCenter Development Corporation (“CPXR”), a wholly owned subsidiary of CPX, is a general partner in the entity that owns this hotel and the adjacent office building. On December 12, 1995, RiverCenter Hotel Limited Partnership was formed to own and manage the Embassy Suites Hotel Cincinnati—RiverCenter, a 226-room full-service hotel. CPXR is a 96% general partner, and the remaining 4% limited interest of this partnership is owned by the sole stockholder of CPX, key employees of CPX and related entities. Construction of Embassy Suites Hotel Cincinnati—RiverCenter was completed in 1990 and the operations commenced on June 1, 1990.

Embassy Suites Hotel Columbus/Dublin

EHP Dublin Suites, LLC is a wholly owned subsidiary of Corporex Realty & Investment, LLC and is the 100% owner of the 284-room full-service Embassy Suites Hotel Columbus/Dublin located in Dublin, Ohio. Construction of the Embassy Suites Hotel Columbus/Dublin was completed in 2000 and the operations commenced on November 29, 2000. Income, loss and cash flow are allocated and/or distributed to the members in accordance with the limited liability company agreement. Subsequent to June 30, 2004, EHP Dublin Suites, LLC paid a regular distribution of $1,180 to its members in accordance with the limited liability company agreement.

Embassy Suites Hotel Cleveland/Rockside

EHP Independence Suites, LLC is a wholly owned subsidiary of Corporex Realty & Investment, LLC and is the 100% owner of the 271-room Embassy Suites Hotel Cleveland/Rockside. The hotel is located in Independence, Ohio. Construction of the Embassy Suites Hotel Cleveland/Rockside was completed in 2001 and the operations commenced on October 29, 2001. Income, loss and cash flow are allocated and/or distributed to the members in accordance with the limited liability company agreement.

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

Embassy Suites Hotel Denver-International Airport

EHP DIA Suites, LLC was formed on October 11, 2002 to own a 174 room full-service hotel located at Denver-International Airport in Denver, Colorado. Construction of the Embassy Suites Hotel Denver-International Airport was completed in 2002 and operations commenced December 5, 2002.

In 2002, Denver International Suites, LLC conveyed land and building to the operating entity in exchange for its 55.039% general partnership interest. Corporex’s sole stockholder and spouse, as joint tenants, with full rights of survivorship of Denver International Suites, LLC own a 55.039% general partnership interest and other key employees of Corporex own a 12.452% limited partnership interest and outside investors own a 32.509% ownership interest in EHP DIA Suites.

Income, loss and cash flow are allocated and/or distributed to the partners in accordance with their agreement. Corporex Realty & Investment, LLC guarantees to provide funds to the entity so that certain members shall receive 7% per annum of the unpaid capital amounts for a period of five years from the certificate of occupancy (but in no event later than December 31, 2007) or until such members receive a total of 50% of their initial investment, whichever comes first. The members have received a total of 7.0% of their initial investment through December 31, 2003 and 8.75% of their initial investment through June 30, 2004. An amount of $180 accrued for the guaranteed distributions is included in accrued liabilities at December 31, 2003 and June 30, 2004.

Hilton Cincinnati Airport

Florence Hotel, Inc. is a wholly owned subsidiary of Corporex Realty & Investment, LLC and the general partner of Corporex Key Limited Partnership No. 2. This partnership was formed on May 30, 1986 to own a 206 room, full-service hotel located in Florence, Kentucky. Construction of the Hilton Cincinnati Airport was completed in 1987, and operations commenced on July 7, 1987. In 1998 the partnership added an additional 100 rooms to the hotel. Corporex and its sole stockholder own a 78% limited partnership interest and other key employees of Corporex own a 22% limited partnership interest in Corporex Key Limited Partnership No. 2. Income, loss and cash flow are allocated and/or distributed to the partners in accordance with the partnership agreement.

Embassy Suites Hotel Tampa-Airport/Westshore

In 1998, KY Florida Hotel Investors, Inc. was created to be a holding company for investments in hotel properties, including the Embassy Suites Hotel Tampa-Airport/Westshore and Rochester Hotel Holding Corporation. KY Florida Hotel Investors, Inc. purchased the member’s shares in Tampa Westshore Hotels, Inc. in exchange for shares in KY Florida Hotel Investors, Inc. Corporex’s sole stockholder owns a 45.5% ownership interest KY Florida Hotel Investors, Inc., other key employees of Corporex own an 8% ownership interest and outside investors own the remaining 46.5% ownership interest.

KY Florida Hotel Investors, Inc. is the 100% owner of Tampa Westshore Hotel, Inc., which owns the Embassy Suites Hotel Tampa-Airport/Westshore. Tampa Westshore Hotel, Inc. was incorporated on December 7, 1992 to purchase a 221-room full-service hotel located in Tampa, Florida. The purchase of the Embassy Suites Hotel Tampa-Airport/Westshore was completed in 1992, and the Tampa Westshore Hotels, Inc. commenced operations on December 12, 1992. Income, loss and cash flow are allocated and/or distributed to the partners in accordance with their stockholders agreement.

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

Hyatt Regency Rochester

Rochester Hotel Holding Corporation, a wholly owned subsidiary of KY Florida Hotel Investors, Inc., is the 100% owner of Rochester Downtown Hotel, Inc., which owns the Hyatt Regency Rochester. This entity was created to purchase a 336-room full-service hotel located in Rochester, New York. The purchase of the Hyatt Regency Rochester was completed in 1998 and Rochester Downtown Hotel, Inc. operations commenced on August 12, 1998. Corporex’s sole stockholder owns a 45.5% ownership interest in KY Florida Hotel Investors, Inc., other key employees of Corporex own an 8% interest and outside investors own the remaining 46.5% ownership interest. Income, loss and cash flow are allocated and/or distributed to the partners in accordance with their agreement.

Summary of Accounting Policies

Principles of Combinations

The accompanying combined financial statements reflect the total activity of the Eagle Hospitality Group and are presented on a combined basis as a result of common ownership and control. All significant inter-affiliate accounts and transactions among the combined entities have been eliminated in the combined financial statements.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management of the Eagle Hospitality Group makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid instruments purchased with an original maturity date of three months or less are considered to be cash equivalents. The policy of the Eagle Hospitality Group is to invest cash in excess of operating requirements in income producing investments. The Eagle Hospitality Group has not experienced any losses in cash and cash equivalents and believe they are not exposed to any significant credit risk on cash and cash equivalents.

Restricted Cash

Restricted cash consists of cash held in escrow reserves under the terms of the mortgage notes and management agreements. The escrow reserves relate to the payment of capital expenditures and real estate taxes.

Investments

Marketable securities are comprised primarily of mutual funds, stocks and stock funds carried at market value. In accordance with SFAS 115, the investments in marketable securities have been classified as available for sale. The recorded cost of investments which are considered to be available for sale is adjusted to fair market value. The difference between cost and fair value is classified as accumulated other comprehensive income as a part of the members’ equity section of the balance sheet. The cost of the marketable securities reflected in the accompanying combined balance sheets is $1,063 as of June 30, 2004 and $1,813 and $1,081 as of December 31, 2003 and 2002, respectively. There are no permanent unrealized losses included in marketable investments.

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

Inventories

Inventories are stated at the lower of cost or market and consist primarily of food and beverages and gift shop merchandise. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives as follows: hotel buildings and improvements—15-40 years, capital leases over the term of the lease, and furniture, fixtures and equipment—five years. Depreciation and amortization expense for the period ending June 30, 2004 and 2003 was $4,384 and $4,841, respectively, and for the years ended December 31, 2003, 2002 and 2001 was $9,518, $8,563 and $6,596, respectively.

Property and equipment are carried at cost. Expenditures which materially increase values or extend lives are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged against earnings as incurred. In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The provisions of SFAS No. 144 are effective as of January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 also established a single accounting model for long-lived assets to be disposed of by sale. Adoption of the Statement did not have a material effect on financial condition or results of operations for 2002. Management of the Eagle Hospitality Group has assessed the operations of each hotel property and assessed the fair market value of the hotel properties based on undiscounted cash flows and other models and has noted no impairment in such assets for all years presented.

Management of the Eagle Hospitality Group reviews the hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operating activities and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property’s estimated fair market value is recorded and an impairment loss is recognized.

Fair values of hotel properties are estimated through a discounted cash flow analysis taking into account each property’s expected cash flow generated from operations, holding period and ultimate proceeds from disposition. In projecting the expected cash flows from operating activities of the asset, the estimates are based on future projected earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, and deduct expected capital expenditure requirements. Growth assumptions are applied to project these amounts over the expected holding period of the asset. The growth assumptions are based on estimated inflationary increases in room rates and expenses and the demand for lodging at the properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are judgmentally determined based on a combination of anticipated cash flow in the year of disposition, capitalization rate, ratio of selling price to gross hotel revenues and selling price per room.

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

If actual conditions differ from the assumptions, the actual results of each asset’s future operations and fair market value could be significantly different from the estimated results and value used in the analysis.

There were no properties held for sale as of June 30, 2004 or December 31, 2003, 2002 and 2001, as defined within the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Hotel operating equipment, consisting primarily of linens, glassware and other utensils held for future use, is stated at cost, according to industry practice, and included in property and equipment on the accompanying balance sheet. The items are not depreciated, but replacements are charged to hotel operating expenses when acquired.

Capitalized interest expense was incurred in the construction of the Embassy Suites Hotel Denver-International Airport and the Embassy Suites Hotel Cleveland/Rockside of $0, $845, $917 in 2003, 2002, and 2001, respectively.

Deferred Franchise Fees

Deferred franchise fees consist of the initial fees paid to Marriott International, Inc. and Hilton Hotels Corporation to operate specific hotels as Marriott, Hilton or Embassy Suites Hotels. Amortization of the fees began upon commencement of hotel operations. The fees are being amortized over the terms of the respective franchise agreements which range from twenty to twenty-five years. The agreements are carried at cost of $623 as of June 30, 2004, December 31, 2002 and December 31, 2003. Accumulated amortization at June 30, 2004 was $187 and at December 31, 2003, 2002 and 2001 was $171, $142 and $117, respectively. Management of the Eagle Hospitality Group has assessed the fair value of the assets and no impairment of any franchise fee was noted during any period presented.

Loan Fees

Loan fees include direct costs incurred in order to obtain financing. These costs are being amortized over the terms of the respective debt agreements. The loan fees are carried at cost of $4,040 at June 30, 2004 and $3,996 and $3,662, respectively, at December 31, 2003 and 2002. Accumulated amortization at June 30, 2004 was $3,015 and at December 31, 2003 and 2002 was $2,710 and $1,854, respectively.

Income Taxes

The entities that own the hotels in the Eagle Hospitality Group are partnerships, limited liability companies and subchapter S corporations, which file tax returns for which the partners/members and shareholders are taxed on their respective shares of such entity’s income, and accordingly, no provision for income taxes is included in the financial statements. Local taxes are paid at the entity level.

Accounts Receivable

Management of the Eagle Hospitality Group considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

Revenue Recognition

Revenue associated with room rental, food and beverage sales and other hotel revenues are recognized as the related services are delivered.

Advertising

Costs related to advertising are expensed as incurred. Advertising expenses for the periods ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 were $2,841, $2,543, $5,304, $4,860, and $4,422, respectively. The Eagle Hospitality Group also pays advertising fees pursuant to the franchise agreements with Marriott and Hilton, which are included in the fees discussed in Note E.

Geographic Concentration

Three of the initial hotels are located in the Northern Kentucky/Greater Cincinnati, Ohio metropolitan area. Economic and real estate conditions in this area significantly affect our revenues. Business layoffs, downsizing, industry slowdowns, demographic changes and other similar factors may adversely affect the economic climate in this locale. Any resulting oversupply or reduced demand for hotels in the area would adversely affect revenues and net income.

Comprehensive Income

The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that results from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Other comprehensive income results from adjustments due to the fluctuation of the value of interest rate swaps accounted for under SFAS No. 133, as amended, and due to changes in the unrealized gains (losses) on marketable securities.

The adjustment of the unrealized gains on securities is as follows:

	For the Period Ended
	June 30,		December 31,
	2003	2004	2001	2002	2003
Unrealized holding gains arising	$30	0	$-	$15	$55
Unrealized holding losses arising	0	$(79)	(58)		-
Less: reclassification adjustment for gains included in net earnings	0	0	-	-	-

Net change in unrealized gains (losses) on securities	$30	$(79)	$(58)	$15	$55

The change in accumulated other comprehensive income is as follows:

	For the Period Ended
	June 30,		December 31,
	2003	2004	2001	2002	2003
Accumulated other comprehensive loss—beginning of period	$(1,650)	$(704)	$-	$(758)	$(1,650)
Unrealized gain (loss) on securities	30	(79)	(58)	15	55
Effect of change in value of interest rate swap agreement	337	536	(700)	(907)	891

Accumulated other comprehensive loss—end of period	$(1,283)	$(247)	$(758)	$(1,650)	$(704)

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

New Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. To date, the Eagle Hospitality Group has not entered into any guarantees and will apply the recognition and measurement provisions for all guarantees entered into after January 1, 2003. The Eagle Hospitality Group has adopted the statements as of January 1, 2003, and adoption had no material effect on the financial statements.

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003) (“FIN46R”), “Consolidation of Variable Interest Entities, an interpretation of Accounting research Bulletin No. 51, Consolidated Financial Statements.” FIN 46R revises the requirements for consolidation by business enterprises of variable interest entities with specific characteristics. FIN46R is effective immediately for variable interests created after December 31, 2003, and to all other entities no later than the beginning of the first reporting period beginning after December 15, 2004. Eagle Hospitality Group does not believe it has any variable interests, and as such, believes that the adoption of this statement will not materially affect its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The Eagle Hospitality Group adopted this statement as of January 1, 2003 and it has had no material effect on the financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133’s conclusions, were considered by the management of the Eagle Hospitality Group to be preferable; amends SFAS No. 133’s discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

The guidance in SFAS No. 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the financial position or results of operations of the Eagle Hospitality Group.

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

Subscriptions Receivable

At December 31, 2002, the Embassy Suites Hotel Denver-International Airport had outstanding subscriptions not yet collected of $225 which are shown as an offset to equity. The amounts were collected in 2003.

Fair Value of Instruments

Fair values are determined by using available market information and appropriate valuation methodologies. The Eagle Hospitality Group’s principal financial instruments are cash, cash equivalents, restricted cash, accounts receivable, term notes payable and interest rate protection instruments.

Cash, cash equivalents, restricted cash and accounts receivable, due to their short maturities, are carried at amounts which reasonably approximate fair value.

At June 30, 2004, the fair value of the variable rate mortgage debt approximates carrying value as the interest rates associated with the debt approximate market rates currently offered for debt with similar risk factors, terms and maturities. The fair value of the $83,110 of fixed rate debt at June 30, 2004 approximates $76,515 based upon current market rates for similar loans.

NOTE B—LONG-TERM DEBT

Long-term debt of the Eagle Hospitality Group consisted of the following as of December 31, 2003 and 2002 and June 30, 2004.

	As of December 31,		As of June 30, 2004
	2002	2003
Mortgage notes on hotels:

First mortgage payable in monthly installments of $66 fixed principal plus interest at the 30-day LIBOR rate (1.37% at June 30, 2004 and 1.12% at December 31, 2003) plus 2.75%; due August 2004 with a balloon payment of $32,115. An interest rate swap agreement is in effect, effectively fixing the variable interest rate at 4.804%. The loan is collateralized by all real and personal property of the Cincinnati Landmark Marriott and is guaranteed by Corporex.	$31,915	$32,578	$32,181

First mortgage payable in monthly installments of $137 principal and interest with a fixed interest rate of 8.48%; due January 2006 with a balloon payment of $13,894. The mortgage is collateralized by all real and personal property of the Embassy Suites Hotel Cincinnati RiverCenter and is guaranteed for up to $2,000 by Corporex.	15,113	14,741	14,543

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

	As of December 31,		As of June 30, 2004
	2002	2003

Second mortgage payable in monthly installments of interest only at 10%; due in January 2006 with a balloon payment of $8,000. The second mortgage has a participation feature whereby the lender is entitled to 40% of defined cash flow to be paid as additional interest quarterly. There was no additional interest expense attributable to the cash flow participation feature in 2003 and 2002. The maturity of the second mortgage was renegotiated in 2002. An equity participation feature has been included in long term debt for the year ended December 31, 2001. In 2002 the participation liability was amended and the outstanding liability was paid off, generating an adjustment to the statement of operations that reduced interest expense by $25. The mortgage is collateralized by a secondary security interest in all real and personal property of the Embassy Suites Hotel Cincinnati RiverCenter.

	8,000	8,000	8,000

First mortgage payable in monthly installments of $53 fixed principal plus interest at the 30-day LIBOR rate plus 3.50%; refinanced in 2003 to a first mortgage payable in monthly installments of $49 fixed principal plus interest at the 30 day LIBOR rate (1.37% at June 30, 2004 and 1.12% at December 31, 2003) plus 2.87% (but no less than 4.02%); due July, 2006 with a balloon payment of $22,714. The loan is collateralized by all real and personal property of the Embassy Suites Hotel Columbus/Dublin and is guaranteed by Corporex.	22,571	24,254	23,959

Second mortgage payable in monthly installments of interest only at 11%; due March, 2004. The loan was collateralized by a secondary security interest in all real and personal property of the Embassy Suites Hotel Columbus/Dublin and was guaranteed by Corporex. Retired in 2003.	2,000	-	-

Second mortgage payable in monthly installments of interest only at 11%; due December 2004 with a balloon payment of $3,000. The loan is collateralized by a secondary security interest in all real and personal property of the Embassy Suites Hotel Cleveland/Rockside and is guaranteed by Corporex.	3,000	3,000	3,000

First mortgage payable in monthly installments of interest only at the 90-day LIBOR rate (1.61% at June 30, 2004 and 1.15% at December 31, 2003) plus 3.5% for the first year and in monthly installments of fixed principal of $17 plus the aforementioned interest in years two and three; due June 2006 with a balloon payment of $17,600. The loan is collateralized by all real and personal property of the Embassy Suites Hotel Denver-International Airport and is guaranteed by Corporex.	17,579	18,000	17,967

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

	As of December 31,		As of June 30, 2004
	2002	2003

First mortgage payable in monthly installments of $113 principal and interest at the prime rate (4.0% at December 31, 2003) plus 1%; originally due August 2004 with a balloon payment of $16,836 but subsequently extended to December 31, 2004. The loan is collateralized by all real and personal property of the Hilton Cincinnati Airport and is guaranteed by Corporex.	17,585	17,134	16,884

First mortgage payable in monthly installments of $79 principal and interest fixed 8.05%; due November 2004 with a balloon payment of $9,005. The loans are collateralized by all real and personal property of the Embassy Suites Hotel Tampa-Airport/Westshore.	9,385	9,185	9,078

First mortgage payable in monthly installments of $29 principal and interest at the 30-day LIBOR (1.37% at June 30, 2004 and 1.12% at December 31, 2003) plus 2%; due November 2004 with a balloon payment of $6,124. The loans are collateralized by all real and personal property of the Embassy Suites Hotel Tampa-Airport/Westshore.	6,410	6,266	6,190

First mortgage payable in monthly installments of $130 principal and interest fixed 7.28%; due September 2008 with a balloon payment of $14,592, collateralized by the Hyatt Regency Rochester .	16,832	16,517	16,308

First mortgage payable in monthly installments of $44 principal and interest at the 30-day LIBOR (1.37% at June 30, 2004 and 1.12% at December 31, 2003) plus 3.95%; due September 2008 with a balloon payment of $269, collateralized by all real and personal property of the Hyatt Regency Rochester .	2,502	2,197	2,032

Total Mortgage Debt	152,892	151,872	150,142

Other Long Term Debt:
Equipment obligations payable in aggregate monthly installments of $3 principal and interest ranging from fixed rate of 7.67% to 9.25%; due on various dates from January through October 2004. The notes are collateralized by airport vans.	78	18	4

Total long term debt	152,970	151,890	150,146
Less current maturities	2,195	69,981	69,298

Total	$150,775	$81,909	$80,848

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

Long-term debt matures as follows:

	At
	December 31, 2003	June 30, 2004
Due in:
2005	$2,022	$961
2006	63,449	63,449
2007	894	894
2008	15,544	15,544

	$81,909	$80,848

The Eagle Hospitality Group is negotiating refinancing for amounts coming due in the current year. They intend to refinance balloon payments as they come due with replacement long-term debt.

Restricted cash in the accompanying consolidated balance sheet consists primarily of escrow accounts required by the lenders. The escrow reserves relate to the payment of capital expenditures and real estate taxes.

Certain debt agreements have covenants that include maintaining a required debt service coverage ratio, maintaining furniture, fixtures and equipment reserves and levels of unrestricted liquidity by owners. The Eagle Hospitality Group was in compliance with all of these covenants as of June 30, 2004 and December 31, 2003, 2002 and 2001. As long as the Eagle Hospitality Group is in compliance with these covenants, and the distributions are permitted by state law, there are no restrictions on the Eagle Hospitality Group’s ability to make distributions to its stockholders.

The Cincinnati Landmark Marriott in August 2001 entered into an interest rate swap agreement (“Swap”) fixing the 2001 Financing’s interest rate at 4.8%. The Swap matures in August 2004 and the notional amount is reduced for the principal payments under the loan facility. The fair value of the Swap at June 30, 2004 was ($180) and at December 31, 2003 and 2002 was ($716) and ($1,607), respectively, and is recorded in other comprehensive loss as a part of members’ equity. The swap is designated a fair value hedge under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” The swap is considered a cash flow hedge.

NOTE C—RELATED PARTY TRANSACTIONS

RiverCenter Hotel Limited Partnership dba Embassy Suites Hotel Cincinnati—RiverCenter

This partnership entered into a Hotel Management Agreement with Commonwealth Hotels, Inc., a management company affiliated through common ownership, through June 2010. The management company receives a base fee equivalent to 2% of hotel gross revenues. An incentive fee may also be payable based upon 5% of Net Available Cash Flow, as defined. The base fee and incentive fee for any particular fiscal year cannot exceed 4.75% of gross revenues for such year. Management and Incentive Fees expensed for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 under the management contract totaled approximately $96, $91, $39, $212, $213 and $167, respectively. At

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

June 30, 2004, and at December 31, 2003 and 2002, amounts included in current liabilities related to the above transaction were $14, $15 and $12, respectively.

CPX-RiverCenter Landmark Hotel Limited Partnership dba Cincinnati Landmark Marriott

This partnership entered into a ten-year management contract, with two automatic ten-year renewal periods, with Commonwealth Hotels, Inc., a management company affiliated through common ownership. The management company receives a base fee equivalent to 2% of hotel gross revenues. An incentive fee may also be payable based upon 10% of net operating income after interest payments, in excess of $4,000 annually. The agreement also requires a replacement reserve to be funded by the Partnership to finance future furniture and fixture replacements that is consistent with the permanent lender’s agreement. Management Fees and Incentive Fees expensed for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 under the management contract totaled $223, $192, $397, $389 and $268, respectively. At June 30, 2004 and at December 31, 2003 and 2002, amounts included in current liabilities related to the above transaction were $28, $17 and $6, respectively.

In 1997, CPXL and Corporex Landmark Key Partners LLC Number Three contributed $2,134 and air rights that expire in 2143 (including all extensions) valued at $6,100 to the Partnership in exchange for its 20% general partnership interest and 42% limited partnership interest, respectively. Corporex’s sole stockholder and his family trust and other key employees of Corporex own a 42% ownership interest, and outside investors own a 38% ownership interest in the partnership.

EHP Dublin Suites, LLC dba Embassy Suites Hotel Columbus/Dublin

This entity entered into a ten-year management contract, with two automatic ten-year renewal periods, with Commonwealth Hotels, Inc., a management company affiliated through common ownership. The management company receives a base fee equivalent to 2.5% of hotel gross revenues. An incentive fee may also be payable based upon 10% of net operating income after interest payments, in excess of $3,300 annually. The agreement also requires a replacement reserve to be funded by the company to finance future furniture and fixture replacements. Management Fees and Incentive Fees expensed for the three months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 under the management contract totaled approximately $135, $128, $258, $283 and $258, respectively. At June 30, 2004 and at December 31, 2003 and 2002, amounts included in current liabilities related to the above transaction were $27, $15 and $8, respectively.

EHP Independence Suites, LLC dba Embassy Suites Hotel Cleveland/Rockside

This entity entered into a ten-year management contract, with two automatic ten-year renewal periods, with Commonwealth Hotels, Inc., a management company affiliated through common ownership. The management company receives a base fee equivalent to 2.5% of hotel gross revenues. An incentive fee may also be payable based upon 10% of net operating income after interest payments, in excess of $3,300 annually. The agreement also requires a replacement reserve to be funded by the company to finance future furniture and fixture replacements. Management Fees and Incentive Fees expensed for the three months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001 under the management contract totaled approximately $111, $110, $212, $213 and $11, respectively. At June 30, 2004 and at December 31, 2003 and 2002, amounts included in current liabilities related to the above transaction were $19, $15 and $30, respectively.

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

The Embassy Suites Hotel Cleveland/Rockside was developed by EHP Independence Suites, LLC, (a related party), which received a fee of $708 in connection with the development of the project that was capitalized as part of the cost of the hotel.

EHP DIA Suites, LLC dba Embassy Suites Hotel Denver-International Airport

This entity entered into a ten-year management contract, with two automatic ten-year renewal periods, with Commonwealth Hotels, Inc., a management company affiliated through common ownership. The management company receives a base fee equivalent to 3% of hotel gross revenues. An incentive fee may also be payable based upon 10% of net operating income after interest payments, in excess of $2,000 annually. The agreement also requires a replacement reserve to be funded by the company to finance future furniture and fixture replacements. Management Fees and Incentive Fees expensed for the three months ended June 30, 2004 and 2003 and the years ended December 31, 2003 and 2002 under the management contract totaled approximately $113, $72, $166 and $4, respectively. At June 30, 2004 and at December 31, 2003 and 2002, amounts included in current liabilities related to the above transaction were $21, $15 and $4, respectively.

The Embassy Suites Hotel Denver-International Airport was developed by Denver International Suites, LLC, the general partner, (a related party), and as such, received a development fee of $730 which is included in the cost of the hotel.

Corporex Key Limited Partnership No. 2 dba Hilton Cincinnati Airport

This entity entered into a ten-year management contract, with two automatic ten-year renewal periods, with Commonwealth Hotels, Inc., a management company affiliated through common ownership. The management company receives a base fee equivalent to 3% of hotel gross revenues. An incentive fee may also be payable based upon 10% of net operating income after interest payments, in excess of $1,863 annually. The agreement also requires a replacement reserve to be funded by the partnership to finance future furniture and fixture replacements. Management Fees and Incentive Fees expensed for the three months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 under the management contract totaled approximately $91, $81, $169, $183 and $222, respectively. At June 30, 2004 and at December 31, 2003 and 2002, amounts included in current liabilities related to the above transaction were $45, $13 and $15, respectively.

Tampa Westshore Hotel, Inc. dba Embassy Suites Hotel Tampa-Airport/Westshore

This entity entered into a twenty-year management contract, with Commonwealth Hotels, Inc., a management company affiliated through common ownership. The management company receives a base fee equivalent to 3% of hotel gross revenues. An incentive fee may also be payable based upon 10% of net operating income after interest payments. The agreement also requires a replacement reserve to be funded by the corporation to finance future furniture and fixture replacements. Management Fees and Incentive Fees expensed for the three months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 under the management contract totaled approximately $230, $210, $364, $407 and $534, respectively. At June 30, 2004 and at December 31, 2003 and 2002, amounts included in current liabilities related to the above transaction were $19, $19 and $23, respectively.

Rochester Downtown Hotel, Inc. dba Hyatt Regency Rochester

Rochester Downtown Hotel, Inc., owner of the Hyatt Regency Rochester, entered into an Asset Management Agreement with Commonwealth Hotels, Inc. The initial term of the contract was effective

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

April 27, 1999 and expired December 31, 2001. The agreement automatically renews for three years as long as the Rochester Downtown Hotel, Inc. owns the hotel and has not given notice to terminate the contract. Commonwealth Hotels, Inc. receives a sum equal to 0.35% of the total monthly revenue of the hotel for services rendered. Fees expensed for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 totaled $21, $21, $44, $45 and $45, respectively.

General Partner Compensation

CPXR receives, as compensation for acting as general partner of RiverCenter Hotel Limited Partnership, a predetermined percentage (0.25%) of the current value of gross assets of the Partnership at the end of the calendar year. Compensation earned for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 totaled $36, $36, $71, $71 and $66, respectively, and is included in management fee expenses.

Related Party Balances

Included in due to affiliates—net at June 30, 2004 and December 31, 2003 and 2002 are $233, $253 and $296 for reimbursements of expenses. Included in accounts receivable-affiliate are $191, $100 and $732 due from affiliated entities (by common ownership) at June 30, 2004 and at December 31, 2003 and 2002, respectively, for various services performed.

Related Party Long-term Debt

Related party long-term debt is as follows:

	December 31,		June 30, 2004
	2002	2003
First mortgage payable to Corporex in monthly installments of $36 fixed principal and interest at the 30 day LIBOR rate (1.37% at June 30, 2004 and 1.12% at December 31, 2003) plus 2.75%; due August 2005 with a balloon payment of $23,141. The loan is collateralized by all the real and personal property of the Embassy Suites Hotel Cleveland/Rockside. This loan refinanced the first mortgage payable in August 2002; see Note B.	$24,000	$23,820	$23,606
Note payable to Corporex at prime plus 1%; due January 2005	21,297	19,180	19,622
Note payable to Commonwealth Hotels, Inc. at prime plus 1%; due January 2005	260	1,006	1,120

Total long-term related party debt	45,557	44,006	44,348
Less current maturities	-	430	430

Total	$45,557	$43,576	$43,918

Long-term related party debt matures as follows:
Due in:
2004		$430	$216
2005		$43,576	$44,132

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

NOTE D—CAPITALIZED LEASE

Certain equipment has been leased for which the minimum lease rentals have been capitalized. The leases, which are noncancelable, expire on various dates ranging from January 2004 through September 2005. The following is a schedule of leased equipment under capital leases:

	December 31,		June 30, 2004
	2002	2003
Equipment	$800	$800	$800
Less accumulated depreciation	(373)	(521)	(593)

Present value of net minimum lease payments	$427	$279	$207

The following is a schedule by years of future minimum lease payments under the capital leases:

	December 31,		June 30, 2004
	2002	2003
Total minimum lease payments	$463	$238	$133
Less amount representing interest	(44)	(10)	(5)

Present value of net minimum lease payments	$419	$228	$128

Current portion	$191	$199	$124
Non-current portion	228	29	4

Total	$419	$228	$128

NOTE E—COMMITMENTS and CONTINGENCIES

Leases

RiverCenter Hotel Limited Partnership is party to a lease agreement for hotel building “air rights” with the City of Covington, Kentucky. The hotel “air rights” lease agreement requires the payment of 5% of the amount by which room revenue exceeds $4,500 in a twelve-month period. The rent year commences June of each year. The partnership can elect to convert this rent year to a calendar year whereby the $4,500 would be prorated for the first year calculation. The partnership has not made this calendar year election. The amount paid under this agreement for the twelve-month period ended June 2003, 2002 and 2001 was $130, $129 and $168, respectively. An additional amount of $139, $87 and $85 was accrued at June 30, 2004 and December 31, 2003 and 2002, respectively, based on an estimated liability for the twelve-month periods ending June 2004, 2003 and 2002, respectively. The “air rights” lease agreement expires in June 2015 and has five consecutive automatic renewal options of 25 years each unless the partnership gives written notice to the City that it is not renewing the lease. Rent expense for the three months ended June 30, 2004 and 2003 was $92 and $85, respectively, and for the years ended December 31, 2003, 2002 and 2001 was $ 210, $235, and $193, respectively.

CPX RiverCenter Landmark Hotel Limited Partnership is party to a lease agreement for hotel building “air rights” with The Commonwealth of Kentucky. The hotel “air rights” lease agreement

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

requires no further payments for the entire term of the lease. The “air rights” lease expires on January 3, 2093 at 12:01 a.m. but may be extended to 2143.

Franchise Agreements

RiverCenter Hotel Limited Partnership signed an Embassy Suites Hotel License Agreement with Promus Hotel Corporation (Promus) that provides for use of the Embassy Suites Hotel name, reservation system, operating methods, training, and sales and marketing programs. The partnership pays Promus a franchise fee of 4% of rooms’ revenue. Fees expensed under this agreement totaled $132 and $137 for the periods ended June 30, 2004 and 2003, respectively, and $285, $283 and $260 for the years ended December 31, 2003, 2002 and 2001, respectively. The agreement expires in 2010.

CPX-RiverCenter Landmark Hotel Limited Partnership signed a license agreement with Marriott International, Inc. on August 8, 1997, to operate the hotel as a Marriott Hotel. In accordance with the agreement, the partnership has paid the initial fee of $97. Subsequent to the hotel opening, the partnership is required to pay monthly franchise fees equal to 4% of gross room sales and 2% of gross food sales for the 12 months following opening date, 5% of gross room sales and 3% of gross food sales for the next 24 months, and 6% of gross room sales and 3% of gross food sales for the remainder of the term. The agreement also requires various fees for advertising, promotions, sales and marketing of 1% of gross room sales. In addition, the agreement requires certain furniture and fixture reserves to be funded by the Partnership that are consistent with the permanent lender requirement. Corporex guarantees all payments under this agreement. The agreement expires December 31, 2019. Fees expensed for the six months ended June 30, 2004 and 2003, and the years ended December 31, 2003, 2002 and 2001 under the license agreement totaled $399, $361, $635, $674 and $624, respectively.

EHP Dublin Suites, LLC signed an Embassy Suites Hotel License Agreement with Promus that provides for use of the Embassy Suites Hotel name, reservation system, operating methods, training, and sales and marketing programs. The entity pays Promus a franchise fee of 4% of rooms’ revenue. Fees expensed under this agreement totaled $151, $144, $290, $302 and $237 for the six months ended June 30, 2004 and 2003, and the years ended December 31, 2003, 2002 and 2001, respectively. The agreement expires in 2019.

EHP Independence Suites, LLC signed an Embassy Suites Hotel License Agreement with Promus that provides for use of the Embassy Suites Hotel name, reservation system, operating methods, training, and sales and marketing programs. The entity pays Promus a franchise fee of 4% of rooms’ revenue. Fees expensed under this agreement totaled $110, $102, $208, $199 and $10 for the six months ended June 30, 2004 and 2003, and the years ended December 31, 2003, 2002 and 2001, respectively. The agreement expires in 2020.

EHP DIA Suites, LLC signed an Embassy Suites Hotel License Agreement with Promus that provides for use of the Embassy Suites Hotel name, reservation system, operating methods, training, and sales and marketing programs. The partnership pays Promus a franchise fee of 4% of rooms’ revenue. Fees expensed under this agreement totaled $115, $76, $171, and $4 for the six months ended June 30, 2004 and 2003, and the years ended December 31, 2003 and 2002, respectively. The agreement expires in 2022.

Corporex Key Limited Partnership No. 2 signed a License Agreement with Hilton Hotels Corporation that provides for use of the Hilton name, reservation system, operating methods, training, and sales and marketing programs. The partnership pays Hilton a franchise fee of 5% of rooms’ revenue. Fees

EAGLE HOSPITALITY GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2004 and 2003 (unaudited) and

December 31, 2003, 2002 and 2001 ($000’s omitted)

expensed under this agreement totaled $110, $100, $208, $211 and $248 for the six months ended June 30, 2004 and 2003, and the years ended December 31, 2003, 2002 and 2001, respectively. The agreement expires in 2012.

Tampa Westshore Hotel, Inc. signed an Embassy Suites Hotel License Agreement with Promus that provides for use of the Embassy Suites Hotel name, reservation system, operating methods, training, and sales and marketing programs. The entity pays Promus a franchise fee of 4% of rooms’ revenue. Fees expensed under this agreement totaled $155, $154, $279, $294 and $312 for the six months ended June 30, 2004 and 2003, and the years ended December 31, 2003, 2002 and 2001, respectively. The agreement expires in 2012.

Rochester Downtown Hotel, Inc. This entity assumed a thirty-year management contract with Hyatt Corporation, a third party management company. For the first five fiscal years of the agreement, Hyatt receives a base fee equivalent to 3.5% of hotel gross revenues, the sixth and all subsequent fiscal years Hyatt shall receive 4% of hotel gross revenues. An incentive fee may also be payable for years six (6) and thereafter based upon 10% of net operating income, as defined. The agreement also requires a replacement reserve to be funded by the corporation to finance future furniture and fixture replacements. Management Fees and Incentive Fees expensed for the six months ended June 30, 2004 and 2003, and the years ended December 31, 2003, 2002 and 2001 under the management contract totaled approximately $241, $240, $702, $533 and $546, respectively.

Claims and Legal Matters

Certain of the hotels are involved in claims and legal matters incidental to their businesses. In the opinion of management, the ultimate resolution of these matters will not have a material impact on the financial position or results of operations of the hotels.

NOTE F—RETIREMENT PLANS

The Eagle Hospitality Group participates in a 401(k) plan, which provides benefits for qualified employees. The Eagle Hospitality Group matches 50% of employee contributions up to a total match of 6% of employee’s wages. Contributions to the plan for periods ending June 30, 2004 and 2003 were approximately $68 and $64, respectively, and for the years ended December 31, 2003, 2002 and 2001 were approximately $132, $118 and $190, respectively. All employees with at least one year of service and who have attained the age of 21 are eligible. Employees are vested automatically with respect to employee contributions. Vesting for employers contributions, based on years of service, is as follows:

Years of Service-Vested Percentage
Less than two	0%
Two but less than three	20%
Three but less than four	40%
Four but less than five	70%
Five or more	100%

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

For the period ended December 31, 2003

(000’s)

COL. A	COL. B	COL. C			COL. D			COL. E				COL. F	COL. G	COL. H	COL. I
		Initial Costs to Eagle Hospitality Group			Cost Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period
Description	Encum- brances	Leasehold Air Rights	Land	Building and Improve- ments, etc.	Land Improve- ments	Building and Improve- ments, etc.	Carrying Costs at Close of Period	Lease- hold Air Rights	Land	Buildings and Improve- ments, etc.	Total	Accumu- lated Depre- ciation	Date of Construc- tion	Date Acquired	Life on Which Depreciation in Latest Income Statements is Computed
Embassy Rockside	$34,976		$3,466	$27,168		0	$29,162		$3,466	$27,168	$30,634	$1,472	October-01		Bldg & Improv. 40yrs
Embassy Dublin	33,906		2,703	27,592			28,088		2,703	27,592	30,295	2,207	November-00		Bldg & Improv. 40yrs
Embassy Denver	18,252		1,631	17,562		0	18,719		1,631	17,562	19,193	474	December -02		Bldg & Improv. 40yrs
Embassy Rivercenter	24,287		0	12,101		456	8,664		0	12,557	12,557	3,893	June-90		Bldg & Improv. 40yrs
Embassy Tampa	15,454		1,403	7,407		913	6,559		1,403	8,320	9,723	3,164		December 92	Bldg & Improv. 40yrs
Marriott	32,578	$6,100	0	32,189	$696	21	34,608	$6,100	0	32,210	38,310	3,702	May-99		Bldg & Improv. 40yrs.
Hilton	17,585		1,088	7,832		3,032	8,361		1,784	10,864	12,649	4,287	July 87		Bldg & Improv. 39yrs
Hyatt	18,838		1,612	16,528			16,015		1,612	33,039	18,140	2,125		August-98	Bldg & Improv. 40yrs

Totals	$195,896	$6,100	$11,902	$148,379	$696	$4,422	$150,176	$6,100	$12,599	$152,801	$171,501	$21,324

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

For the periods ended December 31, 2001, 2002 and 2003

(000’s)

	Year Ended December 31,
	2001	2002	2003
Investment in real estate:
Balance at beginning of year	$121,674	$151,573	$170,745
Additions through cash expenditures	29,899	19,172	756

Balance at end of year	$151,573	$170,745	$171,501

Accumulated Depreciation
Balance at beginning of year	$10,736	$13,716	$17,448
Depreciation expense	2,980	3,732	3,874

Balance at end of year	$13,716	$17,448	$21,322

Embassy Suites Hotel
Cincinnati-RiverCenter

Hilton Cincinnati Airport

Embassy Suites Hotel
Cleveland/Rockside

Hyatt Regency Rochester

14,583,333 Shares

Eagle Hospitality Properties Trust, Inc.

Common Stock

Until October 26, 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

A.G. EDWARDS	WACHOVIA SECURITIES

LEGG MASON WOOD WALKER

INCORPORATED

CALYON SECURITIES (USA) INC.

RBC CAPITAL MARKETS

The date of this prospectus is October 1, 2004.